Exhibit 1

WESTPAC

GROUP

FULL YEAR

RESULTS

2012

INCORPORATING

THE REQUIREMENTS

OF APPENDIX 4E

RESULTS ANNOUNCEMENT TO THE MARKET

ASX APPENDIX 4E

RESULTS FOR ANNOUNCEMENT TO THE MARKET(1)

REPORT FOR THE FULL YEAR ENDED 30 SEPTEMBER 2012(2)

Revenue from ordinary activities(3),(4) ($m)	up	6%	to	$17,983
Profit from ordinary activities after tax attributable to equity holders(4) ($m)	down	(15)%	to	$5,970
Net profit for the period attributable to equity holders(4) ($m)	down	(15)%	to	$5,970

Dividend Distributions (cents per ordinary share)	Amount per security		Franked amount per security
Final Dividend	84		84
Interim Dividend	82		82

Record date for determining entitlements to the dividend	15 November 2012 (Sydney)
	14 November 2012 (New York)

(1)  This document comprises the Westpac Group final results and is provided to the Australian Securities Exchange under Listing Rule 4.3A.

(2)  This report should be read in conjunction with the Westpac Group Annual Report 2012 and any public announcements made in the period by the Westpac Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules.

(3)  Comprises reported interest income, interest expense and non-interest income.

(4)  All comparisons are with the reported results for the twelve months ended 30 September 2011.

FULL YEAR 2012 RESULT

01	PRESS RELEASE AND OUTLOOK			v
02	GROUP RESULTS			1
	2.1	Reported Results		1
	2.2	Reported Balance Sheet		2
	2.3	Key Financial Data — Reported Earnings		3
	2.4	Cash Earnings Results		4
	2.5	Key Financial Data — Cash Earnings		7
	2.6	Market Share and System Multiple Metrics		8
03	REVIEW OF GROUP OPERATIONS			10
	3.1	Cash Earnings Summary		10
	3.2	Review of Earnings		18
	3.3	Credit Quality		37
	3.4	Balance Sheet and Funding		40
	3.5	Capital and Dividends		45
	3.6	Other Significant Developments		51
	3.7	Sustainability Performance		58
04	DIVISIONAL RESULTS			63
	4.1	Australian Financial Services		64
		4.1.1	Westpac Retail & Business Banking	65
		4.1.2	St.George Banking Group	70
		4.1.3	BT Financial Group (Australia)	74
	4.2	Westpac Institutional Bank		84
	4.3	Westpac New Zealand		87
	4.4	Pacific Banking		91
	4.5	Group Businesses		93
05	FULL YEAR 2012 REPORTED FINANCIAL INFORMATION			95
	5.1	Consolidated Income Statement		96
	5.2	Consolidated Balance Sheet		97
	5.3	Consolidated Cash Flow Statement		98
	5.4	Consolidated Statement of Comprehensive Income		99
	5.5	Consolidated Statement of Changes in Equity		100
	5.6	Notes to Full Year 2012 Reported Financial Information		101
	5.7	Statement in Relation to the Audit of the Financial Statements		128
06	FULL YEAR 2012 CASH EARNINGS FINANCIAL INFORMATION			129
	6.1	Full Year 2012 Cash Earnings Financial Information		129
07	OTHER INFORMATION			138
	7.1	Credit Ratings and Exchange Rates		138
	7.2	Disclosure Regarding Forward-Looking Statements		139
	7.3	Financial Calendar		140
08	SEGMENT RESULT			141
	8.1	Half Year Segment Reported Results		141
	8.2	Full Year Segment Reported Results		143
	8.3	New Zealand Division Performance (A$ Equivalent to Section 4.3)		145

09	GROUP RECONCILIATIONS		146
	9.1	Group Half Year Earnings Reconciliation	146
	9.2	Group Full Year Earnings Reconciliation	148
10	ECONOMIC PROFIT		153
11	GLOSSARY		154

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, ‘BankSA’ and ‘RAMS’ unless it clearly means the St.George Bank brand.

All references to $ in this document are to Australian Dollars unless otherwise stated.

RESULTS ANNOUNCEMENT TO THE MARKET

PRESS RELEASE

AND OUTLOOK

5 November 2012

WESTPAC DELIVERS STRONG RESULTS

Highlights FY12 (Compared with FY11)(1)

•                  Cash earnings of $6,598 million, up 5%

•                  Cash earnings per share of 215.9 cents, up 3%

•                  Final fully franked dividend of 84 cents per share; total dividend 166 cents, up 6%

•                  Revenue up 6%, ahead of expense growth of 4%

•                  Statutory net profit of $5,970 million, down 15%, as previous year benefited from one-off St.George tax consolidation

•                  Return on equity of 15.5%

•                  Net interest margin 5bps lower at 2.17%

•                  Expense to income ratio improved 70bps to 40.8%

•                  Improved APRA Basel III common equity ratio by 79bps to 8.2%, within our preferred range (equivalent to 10.6% on Basel III fully harmonised basis)

•                  Strengthened balance sheet, including customer deposit to loan ratio up 5 percentage points to 67.6% and liquid assets boosted to $110 billion

Westpac Group today announced cash earnings of $6,598 million for the 12 months to 30 September 2012, up 5% compared to the same period last year.

Statutory net profit was lower over the year principally as a result of a large one-off tax benefit from St.George tax consolidation that was reported in the 2011 full year result.

Westpac Group Chief Executive Officer Gail Kelly said: “This is a strong result in a lower growth economic environment, and it reflects the progress we have made over the past five years in building a stronger, more productive and more customer focused company.

“We have strengthened our balance sheet while delivering attractive returns to shareholders and investing for future growth. Our performance, particularly in the second half, demonstrates that we have increasing momentum across our businesses.

“Our disciplined approach to productivity has improved customer service and increased efficiency. Importantly, we continue to be the most efficient Australian bank, with an expense to income ratio down to 40.8%.”

Mrs Kelly said a highlight of the result was the strong performance of the new Australian Financial Services division (AFS), which includes the Australian retail banking, business banking and wealth operations.

“Revenue growth in AFS was pleasing, particularly in the second half. At the same, time expense growth was low despite ongoing investment in our wealth and banking distribution capabilities,” Mrs Kelly said.

“Westpac Retail & Business Banking is performing strongly, benefiting from the investment in Westpac Local over the past four years. St.George’s performance is improving under new, energised management while BT Financial Group led the market in net market flows of funds onto its platforms and continued its strong insurance cross-sell.

“Westpac Institutional Bank’s strong growth in core earnings(2) reflects its industry leadership and strength in relationship management, including supporting its customers in what continue to be volatile times. Westpac New Zealand is also performing strongly with significant front-line investment and improving credit quality supporting a 22% increase in cash earnings compared to the prior year.

(1)         Reported on a cash earnings basis unless otherwise stated. For an explanation of cash earnings and reconciliation to reported results refer to pages 4-6 of the Group’s Full Year Results 2012 announcement.

(2)         Core earnings is operating profit before income tax and impairment charges.

v

“Strengthening our balance sheet and improving our funding profile has been a key area of focus in recent years.  At our half year results, I stressed that a priority was growing deposits so I am pleased that our total customer deposits grew 12% or $38 billion this year, more than funding our growth in loans. Combined with a reduction in short-term wholesale debt, this has materially improved our funding mix.

“Our capital ratios are at the upper end of the banking sector globally, with our APRA Basel III common equity ratio improving to 8.2%. Our credit quality and provisioning are leading the sector.”

Other key aspects of the FY12 result compared to FY11 include:

•                  Lending increased 4% or $18 billion with a 4% rise in Australian housing loans and solid business loan growth in Westpac Retail & Business Banking;

•                  Net interest margin was 2.17%, down 5bps. The decline was due to higher funding costs, mostly from the increased benefit customers received from higher deposit interest rates relative to market rates;

•                  Solid revenue growth and productivity savings have enabled the Group to continue to invest in growth areas, which accounted for the majority of the expense growth of 4%;

•                  Impairment charges were $219 million higher, due to total economic overlays increasing $17 million, compared to a $107 million reduction in FY11, and lower write-backs in Westpac Institutional Bank compared to the previous year; and

•                  Funding profile materially improved with the stable funding ratio up 6 percentage points to 83% and liquid assets higher at $110 million.

Dividend

Westpac declared a record fully franked final dividend of 84 cents per share, up 2 cents, or 2% over first half 2012. Total dividends for the year were 166 cents, up 6% over the prior year, and reflected a pay-out ratio of 77%.

Mrs Kelly said: “Our strong balance sheet and sustainable earnings performance allows us to return three quarters of our profit as dividends to shareholders, the vast majority of whom are Australians owning shares directly or through their superannuation funds.”

Strong progress on our strategic priorities

In Westpac’s FY11 results, the Group outlined key indicators in a number of priority areas.  Each of these metrics improved over the year highlighting strong progress in growing revenues from deeper customer relationships and building shareholder returns. In particular:

•                  Revenue per FTE increased 10%, from significantly enhanced productivity;

•                  Wealth and insurance products cross-sell(1) is sector leading at 18.4%. Westpac Retail & Business Banking cross-sell ranked first among the large banks at 20.8% and St.George had the greatest improvement, up 235bps to 15%. In addition, customers with four or more products increased 170bps to 30.2% in Westpac Retail and Business Banking and 200bps to 28.6% at St.George;

•                 Customer return on credit risk weighted assets improved 8bps to 4.09%;

•                 Customer numbers increased with growth in Bank of Melbourne particularly strong, up 13%; and

•                 Westpac Institutional Bank grew customer revenue 8% and was ranked No. 1 lead domestic transactional bank for the 9th consecutive year, according to the Peter Lee(2) survey.

Continued investment in digital and IT innovation and stability

Significant IT investment in recent years is resulting in simpler products and processes, improving reliability and driving digital innovation.

The Strategic Investment Priorities program, having completed its third year, is meeting its milestones and is 70% complete. It has materially improved the stability of the Group’s IT infrastructure and delivered much improved functionality and performance benefiting customers and lifting employee productivity. Highlights for the year include:

(1)         Data based on Roy Morgan Research, see investor discussion pack slide 119 for more details.

(2)         Peter Lee Associates Large Corporate & Institutional Transactional Banking survey, Australia 2004-2012.

•                  Completion of the roll-out of new call centre and teller platforms across Westpac Retail & Business Banking, delivering efficiency benefits and faster response times to customers;

•                  A major upgrade in payments infrastructure combining Westpac Retail & Business Banking and St.George systems and supporting over $3.2 trillion worth of payments each year. This has improved stability and performance;

•                  A new ‘state of the art’ data centre in Western Sydney; and

•                  Significant progress in upgrading online and digital banking capabilities and infrastructure. This includes introducing the innovative Westpac iPad application, upgrading St.George’s internet banking platform, and providing Westpac and St.George PayWay applications that assist small business operators to receive payments from customers.

In Wealth, the Group has commenced the development of a next generation platform to help build on its leading position in wealth platforms and deliver a more comprehensive solution for customers wanting to self manage their superannuation.

Divisional performance

Cash earnings ($million)	FY12	2H12	1H12	% increase FY11- FY12	% increase 1H12- 2H12
Australian Financial Services	3,998	2,122	1,876	5	13
Westpac Retail & Business Banking	2,114	1,113	1,001	14	11
St.George Banking Group	1,231	657	574	0	14
BT Financial Group	653	352	301	(10)	17
Westpac Institutional Bank	1,473	739	734	3	1
Westpac New Zealand (NZ$)	707	361	346	22	4

Australian Financial Services

In November 2011, the Group established the Australian Financial Services division to improve and better co-ordinate the performance of our brands and reduce duplication.

Westpac Retail & Business Banking delivered a strong 14% increase in cash earnings, as the investment in its Westpac Local strategy continues to deliver benefits through empowered local staff, improved cross-sell and customer retention.  While sector credit growth has remained modest, the division achieved sound balance sheet growth, including 11% deposit growth, 3% mortgage growth and 4% business loan growth, with a 3bps reduction in margins. Expenses were flat, with productivity initiatives offsetting annual salary rises and increased investment costs.

St.George Banking Group cash earnings were little changed over the year.  However, a feature of the St.George performance was the improved momentum through the year with second half 2012 cash earnings increasing 14% compared to the first half 2012. The second half improvement was built on higher home and auto lending, improved margins, solid expense control and lower impairment charges.

BT Financial Group had a strong second half, with cash earnings increasing 17% compared to the first half 2012.  Cash earnings were down 10% compared to FY11, impacted by lower asset markets, a reduced contribution from the equities business and the de-risking of its lenders mortgage insurance business. The strong underlying performance was supported by further growth in its planner network and a strong result across life and general insurance. The division continued to lead the market in funds under administration flows and insurance and wealth cross-sell.

Westpac Institutional Bank

Westpac Institutional Bank delivered a solid increase in cash earnings of 3% compared to FY11, with strong core earnings growth of 13% on the back of improved customer activity in financial markets, an increased contribution from Hastings and well-managed expenses.  A highlight has been strong deposit growth as the division leverages its leading transactional banking position. Strong core earnings growth was partially offset by relatively higher impairment charges, due to significant provision write-backs in 2011 not being matched in 2012.

Westpac New Zealand

Westpac New Zealand performed strongly in FY12, with cash earnings increasing 22% compared to FY11.  The division continues to benefit from its investment in upskilling staff and the revitalisation of its branch network.  Despite subdued economic conditions, the business achieved sound balance sheet growth, improved margins, strong wealth and insurance cross-sell and well managed expenses. Deposits increased 11%, asset quality continued to improve and impairments were down 21%.

Asset quality

Asset quality continued to improve over the year with the proportion of stressed loans to total committed exposures steadily declining. At 30 September 2012 the ratio had fallen to 2.17%, down 31bps over the year and down 9bps since 31 March 2012. The rate of improvement eased in the second half of the year with reduced stress in the commercial property sector partially offset by a small rise in stress from sectors affected by the persistently high Australian dollar and consumer caution, which has affected domestic spending.

Consumer asset quality remains sound as deleveraging, healthy employment levels and lower interest rates contribute to improving household balance sheets. As a result, mortgage delinquencies greater than 90 days declined over the year to 51bps, down 4bps.

Balance sheet strength

Westpac further strengthened its balance sheet over the year across all elements of capital, funding and liquidity. The Group’s APRA Basel III common equity ratio increased 79bps on FY11 to 8.2%. On a fully harmonised Basel III basis, Westpac’s common equity ratio would be 10.6%, placing the Group at the upper end of banks globally.

In assessing appropriate capital levels under APRA’s Basel III standards, the Group has set a preferred range of 8.0% to 8.5% for its common equity ratio, well above regulatory requirements.

The Westpac Group’s funding and liquidity position strengthened over the year. The stable funding ratio increased 6 percentage points; the customer deposit to loan ratio rose 5 percentage points to 67.6%; short-term funding was reduced by $31 billion and, there was a further increase in liquid asset holdings of $9 billion over the half to $110 billion.

Outlook

Australian economic indicators have remained relatively robust throughout 2012 with good growth, low unemployment and controlled inflation. However, a gradual softening of global economic activity has continued to weigh on domestic business and consumer confidence.

For the banking sector, these conditions have seen modest demand for finance. System housing credit growth eased further over the year to 4.7% per annum, while business credit growth gradually lifted after declining for most of the previous three years. As a result, total financial system credit growth increased 4% for the year. System deposit growth, on the other hand, continued to expand at a rate double that of credit growth.

In New Zealand, economic conditions improved through the year with some growth in consumer spending, a stronger housing sector and improving agricultural commodity prices.  Despite these trends, the economy remains in a deleveraging phase, with credit growth remaining low at around 3% and deposit growth stronger at 9%.

As Westpac has previously indicated, these economic shifts are part of broader structural changes for the banking sector which also include significantly increased regulatory demands and costs. Westpac is reshaping the organisation to be well positioned in this changed environment.  In particular:

•                  The Group has materially repositioned its balance sheet with stronger capital levels, an improved funding position with a higher deposit to loan ratio and materially higher holdings of liquid assets;

•                  With the sector’s leading expense to income ratio Westpac made good progress on its productivity agenda including implementing its new divisional structure and supplier program. Nevertheless, there remain significant opportunities to simplify processes and improve efficiency;

•                  From a growth perspective, the Group is building on its strength in wealth through increasing focus on superannuation and insurance, investing in developing a next generation wealth platform and increasing the number of advisers;

•                  Westpac is also directing more effort and resources to sectors generating higher growth and return including the pre and post retirement customer segment, small to medium enterprises, natural resources, agriculture, trade and transaction banking; and

•                  The Group is growing in Asia by expanding its capabilities and distribution network. The key focus is assisting Australian and New Zealand customers in the region and expanding Westpac’s reach to Asian customers operating in the bank’s core markets of Australia and New Zealand.

In conclusion, Mrs Kelly said: “We expect continued modest credit growth and strong saving levels.  Volatility in global markets is likely to continue and as a result of the structural changes that are now occurring, both overseas and domestically, the operating environment will remain challenging. However, the Australian economy is robust relative to most other developed economies and its connections to Asia’s growth markets support its underlying strength.

“We have a clear strategy in place and, as a result of the work we have undertaken in recent years, Westpac is in good shape. Our balance sheet is strong and we are well advanced in repositioning our business for the slower growth environment. We will continue to deepen customer relationships, invest in growth opportunities and drive productivity. We expect our good momentum to continue.”

For further information:

Paul Marriage	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Mob: 0401 751 860	Mob: 0438 284 863

FULL YEAR RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.0          GROUP RESULTS

2.1          Reported Results

Reported net profit attributable to owners of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of A-IFRS and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	6,317	6,185	2	12,502	11,996	4
Non-interest income	2,834	2,647	7	5,481	4,917	11
Net operating income before operating expenses and impairment charges	9,151	8,832	4	17,983	16,913	6
Operating expenses	(4,013)	(3,896)	(3)	(7,909)	(7,406)	(7)
Net profit before impairment charges and income tax expense	5,138	4,936	4	10,074	9,507	6
Impairment charges	(604)	(608)	1	(1,212)	(993)	(22)
Profit before income tax	4,534	4,328	5	8,862	8,514	4
Income tax expense	(1,499)	(1,327)	(13)	(2,826)	(1,455)	(94)
Net profit for the period	3,035	3,001	1	6,036	7,059	(14)
Profit attributable to non-controlling interests	(32)	(34)	6	(66)	(68)	3
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,003	2,967	1	5,970	6,991	(15)

Net profit attributable to owners for Full Year 2012 was $5,970 million, a decrease of $1,021 million or 15% compared to Full Year 2011. Features of this result were a 6% increase in operating income, a 22% increase in impairment charges and a 94% increase in income tax expense.

Net profit before impairment charges and income tax was $567 million higher as net operating income increased in all of the Group’s divisions.  An increase in operating expenses reflected higher business restructuring costs and the impact of prior period investments on depreciation and amortisation.

Net interest income increased $506 million, or 4%, compared to Full Year 2011, reflecting growth in loans and deposits. This is discussed further in Section 3.2.1.

Non-interest income increased $564 million, or 11% compared to Full Year 2011, reflecting growth in the retail banking divisions, strong wealth earnings including additional income from the acquisition of J O Hambro and higher markets income.  The drivers of non-interest income are discussed in Section 3.2.2.

Operating expenses increased $503 million, or 7%, compared to Full Year 2011. This primarily reflects some rise in salaries, other staff costs and restructuring costs, including higher operating costs from expansion in Asia and Bank of Melbourne and restructuring costs associated with the Group’s supplier program. Prior period investment also resulted in higher equipment and occupancy costs which included higher software amortisation expense. An additional expense was incurred from an increase in provisions for long standing legal proceedings.  Expenses are discussed further in Section 3.2.3.

Impairment charges on loans increased $219 million, or 22%, compared to Full Year 2011. Full Year 2011 benefited from a $107 million net reduction in economic overlay provision and the benefits of improved asset quality and write-backs. Full Year 2012 included a small $17 million increase in economic overlay and a reduced benefit from write-backs. This is discussed further in Section 3.2.4.

The effective tax rate was 31.9% in Full Year 2012 compared to 17.1% in Full Year 2011. The increase in income tax expense reflected finalising the tax consequences of the St.George merger. In Full Year 2012 income tax expense included a tax charge of $165 million relating to the retrospective impact of new Taxation of Financial Arrangements (TOFA) legislation and its application to the merger with St.George, while in Full Year 2011 a benefit of $1,110 million was received relating to the impact of tax consolidation of the St.George merger.

2.2          Reported Balance Sheet

2.2.1       Balance Sheet

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Assets
Cash and balances with central banks	12,523	11,462	16,258	9	(23)
Receivables due from other financial institutions	10,228	6,662	8,551	54	20
Trading securities, other financial assets designated at fair value and available-for-sale securities	71,739	69,175	69,006	4	4
Derivative financial instruments	35,489	30,641	49,145	16	(28)
Loans	514,445	506,124	496,609	2	4
Life insurance assets	8,240	8,147	7,916	1	4
Other assets	22,301	21,721	22,743	3	(2)
Total assets	674,965	653,932	670,228	3	1
Liabilities
Payables due to other financial institutions	7,564	9,019	14,512	(16)	(48)
Deposits	394,991	377,458	370,278	5	7
Trading liabilities and other financial liabilities designated at fair value	9,964	6,205	9,803	61	2
Derivative financial instruments	38,935	31,358	39,405	24	(1)
Debt issues and acceptances	147,847	157,576	165,931	(6)	(11)
Life insurance liabilities	7,208	7,196	7,002	—	3
Loan capital	9,537	8,356	8,173	14	17
Other liabilities	12,700	11,889	11,316	7	12
Total liabilities	628,746	609,057	626,420	3	—
Equity
Total equity attributable to owners of Westpac Banking Corporation	44,249	42,898	41,826	3	6
Non-controlling interests	1,970	1,977	1,982	—	(1)
Total equity	46,219	44,875	43,808	3	6

2.3          Key Financial Data — Reported Earnings

2.3.1       Key Financial Data — Earnings

			% Mov’t				% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12		Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Shareholder Value
Earnings per ordinary share (cents)	98.1	97.8	—		195.8	233.0	(16)
Weighted average ordinary shares (millions)(1)	3,054	3,031	1		3,043	2,997	2
Fully franked dividends per ordinary share (cents)	84	82	2		166	156	6
Net tangible assets per ordinary share ($)	10.47	10.12	3		10.47	9.96	5

Productivity and efficiency
Expense to income ratio	43.9%	44.1%	20bps		44.0%	43.8%	(20bps	)

Business performance
Interest spread	1.89%	1.86%	3bps		1.87%	1.87%	—
Benefit of net non-interest bearing assets, liabilities and equity	0.28%	0.30%	(2bps	)	0.29%	0.32%	(3bps	)
Net interest margin	2.17%	2.16%	1bps		2.16%	2.19%	(3bps	)
Average interest earning assets ($m)	581,846	573,644	1		577,745	548,221	5

2.3.2    Key Financial Data — Profitability and Capital Adequacy

			% Mov’t			% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Return on average ordinary equity	14.0%	14.0%	—	14.0%	17.8%	(380bps	)
Average ordinary equity ($m)	42,932	42,278	2	42,605	39,378	8
Average total equity ($m)	44,887	44,251	1	44,569	41,299	8
Total committed exposures (TCE) ($m)	758,324	744,596	2	758,324	744,209	2
Common equity capital ratio	8.4%	8.0%	40bps	8.4%	8.1%	30bps
Tier 1 capital ratio	10.3%	9.8%	50bps	10.3%	9.7%	60bps
Total regulatory capital ratio	11.7%	10.8%	90bps	11.7%	11.0%	70bps
Risk weighted assets ($m)	297,901	300,046	(1)	297,901	279,961	6

2.3.3       Key Financial Data — Asset Quality

	As at	As at	% Mov’t		As at	As at	% Mov’t
	30 Sept 2012	31 March 2012	Mar 12- Sept 12		30 Sept 2012	30 Sept 2011	Sept 11- Sept 12
Total impaired assets to gross loans	0.85%	0.88%	3bps		0.85%	0.92%	7bps
Total impaired assets to equity and total provisions	8.7%	9.1%	40bps		8.7%	9.6%	90bps
Total impairment provisions to total impaired assets	37.4%	37.8%	(40bps	)	37.4%	36.0%	140bps
Total stressed exposures as a % of total committed exposures	2.17%	2.26%	9bps		2.17%	2.48%	31bps
Total provisions to gross loans	82bps	86bps	(4bps	)	82bps	88bps	(6bps	)

Collectively assessed provisions to performing non-housing loans(2)	155bps	164bps	(9bps	)	155bps	169bps	(14bps	)
Mortgages 90 days past due	0.51%	0.55%	4bps		0.51%	0.55%	4bps
Other consumer loans 90 days past due	1.11%	1.33%	22bps		1.11%	1.16%	5bps
Collectively assessed provisions to credit risk weighted assets	113bps	122bps	(9bps	)	113bps	126bps	(13bps	)

(1)   Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).

(2)   Non-housing loans have been determined on a loan purpose basis.

2.4          Cash Earnings Results

Throughout this results announcement, reporting of financial performance for Second Half 2012, First Half 2012, Full Year 2012 and Full Year 2011 will refer to “Cash Earnings results”.

			% Mov’t			% Mov’t
Analysis of Cash Earnings by key line item $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	6,340	6,223	2	12,563	12,169	3
Non-interest income	2,850	2,663	7	5,513	4,954	11
Net operating income	9,190	8,886	3	18,076	17,123	6
Operating expenses	(3,724)	(3,655)	(2)	(7,379)	(7,106)	(4)
Core earnings	5,466	5,231	4	10,697	10,017	7
Impairment charges	(604)	(608)	1	(1,212)	(993)	(22)
Operating profit before income tax	4,862	4,623	5	9,485	9,024	5
Income tax expense	(1,425)	(1,393)	(2)	(2,818)	(2,655)	(6)
Net profit	3,437	3,230	6	6,667	6,369	5
Net profit attributable to non-controlling interests	(34)	(35)	3	(69)	(68)	(1)
Cash Earnings	3,403	3,195	7	6,598	6,301	5
Effective tax rate	29.3%	30.1%	80bps	29.7%	29.4%	(30bps )

Cash Earnings Policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “Cash Earnings”(1). Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with A-IFRS. The specific adjustments outlined below include both cash and non-cash items. Cash Earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is expected to be available over the long term for distribution to shareholders. To calculate Cash Earnings Westpac adjusts the reported results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine Cash Earnings:

•                  Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•                  Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•                  Accounting reclassifications between individual line items that do not impact reported results, such as policy-holder tax recoveries(2).

(1)   Cash Earnings adjustments are explained on pages 5 and 6.

(2)   Policy-holder tax recoveries — Income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy-holder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

Reconciliation of Reported Results to Cash Earnings

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,003	2,967	1	5,970	6,991	(15)

Cash Earnings adjustments (post-tax):

Non-merger related Cash Earnings adjustments:
TPS revaluations	3	24		27	21
Treasury shares	15	12		27	(6)
Ineffective hedges	1	(8)		(7)	13
Fair value gain/(loss) on economic hedges	(13)	20		7	36
Buyback of government guaranteed debt	—	(5)		(5)	5
Tax provision	—	—		—	70
Supplier program	46	93		139	—
Amortisation of intangible assets	3	2		5	—
Litigation provision	78	—		78	—
Total non-merger related Cash Earnings adjustments	133	138	(4)	271	139	95

St.George merger related Cash Earnings adjustments:
Merger transaction and integration expenses	—	—		—	66
Amortisation of intangible assets	74	72		146	146
Fair value amortisation of financial instruments	28	18		46	69
Tax consolidation adjustment	—	—		—	(1,110)
TOFA tax consolidation adjustment	165	—		165	—
Total St.George merger related Cash Earnings adjustments	267	90	197	357	(829)	143
Total Cash Earnings adjustments	400	228	75	628	(690)	191
Cash Earnings	3,403	3,195	7	6,598	6,301	5

Outlined below are the Cash Earnings adjustments to the reported result:

•                  TPS revaluations — Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time;

•                 Treasury shares — Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income;

•                  Ineffective hedges — The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•                  Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

•             The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

•             The unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

•             The unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

•                  Gain/(loss) on buyback of Government guaranteed debt — During 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between reported earnings and Cash Earnings;

•                  Tax provision — In Full Year 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution;

•                  Supplier program — In Full Year 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations.  These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce.  Given these significant expenses are not considered in determining dividends they are being treated as Cash Earnings adjustments;

•                  Amortisation of intangible assets — The acquisition of J O Hambro, previously a privately owned London-based equity investment manager, by BT Investment Management (BTIM) during First Half 2012 resulted in the recognition of management contract intangible assets.  These intangible items are amortised over their useful lives, ranging between five and twenty years.  The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

•                  Litigation provision — The Group recognised a provision of $111 million ($78 million after tax) with respect to longstanding legal proceedings. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and it does not reflect ongoing operations.

St.George merger related Cash Earnings adjustments:

•                  As part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period. The integration project was completed in Full Year 2011;

•                  Amortisation of intangible assets — The merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

•                  The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a Cash Earnings adjustment;

•                  Tax consolidation adjustment — Finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million in First Half 2011.  The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations; and

•                  TOFA tax consolidation adjustment - New legislation that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups was introduced during the 2012 financial year. The amendments have an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the 2012 financial year. Consistent with other tax adjustments relating to the merger with St.George this adjustment has been treated as a Cash Earnings adjustment due to its size and because it does not reflect ongoing operations.

2.5          Key Financial Data — Cash Earnings

2.5.1       Key Financial Data — Earnings

			% Mov’t				% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12		Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Shareholder Value
Cash Earnings per ordinary share (cents)	111.0	105.0	6		215.9	209.3	3
Economic profit ($m)	1,869	1,687	11		3,556	3,578	(1)
Weighted average ordinary shares (millions) - Cash Earnings(1)	3,067	3,044	1		3,056	3,010	2
Dividend payout ratio - Cash Earnings	76.0%	78.4%	large		77.2%	75.0%	large

Productivity and efficiency
Expense to income ratio - Cash Earnings	40.5%	41.1%	60bps		40.8%	41.5%	70bps
Total Banking expense to income ratio - Cash Earnings	39.4%	39.7%	30bps		39.5%	40.4%	90bps
Full - time equivalent employees (FTE)	35,675	36,407	(2)		35,675	37,712	(5)
Revenue per FTE ($ ‘000)	255	240	6		495	451	10

Business performance
Interest spread	1.90%	1.87%	3bps		1.88%	1.90%	(2bps	)
Benefit of net non-interest bearing assets, liabilities and equity	0.28%	0.30%	(2bps	)	0.29%	0.32%	(3bps	)
Net interest margin	2.18%	2.17%	1bps		2.17%	2.22%	(5bps	)
Average interest earning assets ($m)	581,846	573,644	1		577,745	548,221	5

2.5.2       Key Financial Data — Profitability

			% Mov’t			% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Cash Earnings to average ordinary equity	15.9%	15.1%	80bps	15.5%	16.0%	(50bps	)
Cash Earnings to average tangible ordinary equity	21.1%	20.2%	90bps	20.6%	21.9%	(130bps	)
Average ordinary equity ($m)	42,932	42,278	2	42,605	39,378	8
Average tangible ordinary equity ($m)(2)	32,319	31,607	2	31,963	28,798	11

2.5.3       Key Financial Data — Impairment Charges

			% Mov’t				% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12		Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Impairment charges to average loans annualised	24bps	24bps	—		24bps	20bps	(4bps	)
Net write-offs to average loans annualised	34bps	29bps	(5bps	)	32bps	38bps	6bps

(1)   Weighted average ordinary shares — Cash Earnings — Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.

(2)   Average tangible ordinary equity is calculated as average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).

2.6                               Market Share and System Multiple Metrics

2.6.1                     Market Share

Australia	Full Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year March 11
Banking System (APRA)(1)
Housing credit(2)	26%	26%	26%	26%
Cards	23%	23%	23%	23%
Household deposits	23%	23%	23%	23%
Business deposits	21%	21%	21%	21%

Financial System (RBA)(3)
Housing credit(2)	24%	24%	24%	24%
Business credit	18%	18%	18%	18%
Retail deposits(4)	22%	21%	21%	21%

New Zealand(5),(6)	Full Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year March 11
Consumer lending	20%	20%	20%	20%
Deposits(7)	21%	21%	21%	20%
Business lending	17%	17%	18%	17%

Australian Wealth Management(8)	Full Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year March 11
Platforms (includes Wrap and Corporate Super)	21%	21%	20%	20%
Retail (excludes Cash)	19%	20%	19%	19%
Corporate Super	14%	13%	10%	10%
Funds Management - BTIM	5%	5%	5%	5%
Wholesale - BTIM/AAM	2%	2%	2%	3%

Australian Life Insurance(9)	Full Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year March 11
Life Insurance - inflows	8%	7%	7%	7%
Life Insurance - new business	9%	8%	8%	8%

(1) Source: Australian Prudential Regulation Authority (APRA).

(2) Includes securitised loans.

(3) Source: Reserve Bank of Australia (RBA).

(4) Retail deposits as measured by the RBA financial system includes financial corporations’ deposits but excludes ADI to ADI deposits and government retail deposits.

(5) New Zealand comprises Westpac New Zealand.

(6) Source: Reserve Bank of New Zealand (RBNZ).

(7) Deposits as measured by the RBNZ financial system and includes financial corporations’ deposits.

(8) Market Share Funds under Management/Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at June 2012 (for Full Year 2012), as at December 2011 (for First Half 2012), as at June 2011 (for Full Year 2011), and as at December 2010 (for First Half 2011) and represents the addition of St.George Wealth and BT Wealth business market share at these times.

(9) Source: Life Insurance — Plan for Life June 2012 (for Full Year 2012), December 2011 (for First Half 2012) and June 2011 (for Full Year 2011) and December 2010 (for Half Year 2011).

2.6.2                     System Multiples

Australia	Full Year Sept 12	Half Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year Sept 11	Half Year March 11
Banking System (APRA)(1)
Housing credit(2)	0.7	0.8	0.7	0.9	0.9	0.9
Cards(3)	n/a	n/a	1.2	n/a	n/a	0.1
Household deposits	1.1	1.2	1.0	0.6	1.1	0.1
Business deposits	1.3	0.8	4.2	1.3	1.1	1.6

Financial System (RBA)(4)
Housing credit(2)	0.9	0.9	0.8	1.0	1.1	1.0
Business credit(3)	0.7	0.2	1.2	n/a	n/a	n/a
Retail deposits(5)	1.4	1.3	1.7	1.1	1.1	1.0

New Zealand(6),(7),(8)	Full Year Sept 12	Half Year Sept 12	Half Year March 12	Full Year Sept 11	Half Year Sept 11	Half Year March 11
Consumer lending	1.0	0.6	2.0	1.6	3.1	0.7
Deposits(9)	1.2	1.6	0.8	1.3	3.1	0.7

(1) Source: APRA.

(2) Includes securitised loans.

(3) n/a indicates that system growth was negative, and as such system growth multiples cannot be calculated.

(4) Source: RBA.

(5) Retail deposits as measured in the RBA financial system includes financial corporations’ deposits but excludes ADI to ADI deposits and government retail deposits.

(6) New Zealand comprises Westpac New Zealand.

(7) Source: Reserve Bank of New Zealand (RBNZ).

(8) System multiple calculated as a six month rolling average.

(9) Deposits as measured in the RBNZ financial system includes financial corporations’ deposits.

FULL YEAR RESULTS 2012

REVIEW OF GROUP

OPERATIONS

3.0          REVIEW OF GROUP OPERATIONS

3.1          Cash Earnings Summary

Throughout this review of Group operations, reporting of financial performance for Second Half 2012, First Half 2012, Full Year 2012 and Full Year 2011 will refer to “Cash Earnings results”.

Overview

The Westpac Group delivered a strong performance in Full Year 2012 with core earnings growth of 7%, a significant strengthening of the balance sheet and continued good progress on the Group’s strategic agenda.

Cash Earnings of $6,598 million for Full Year 2012 increased $297 million, or 5%, compared to Full Year 2011 with Cash Earnings per share of 215.9 cents, up 3% over the year.  Shares on issue increased 2% due principally to shares issued under the dividend reinvestment plan. The return on equity for Full Year 2012 was 15.5%, down from 16% in Full Year 2011 mostly due to average equity rising a strong 8%, well above the growth in Cash Earnings.

Earnings growth for the year reflected sound growth in lending, strong growth in deposits and continued leadership in Wealth flows.  This growth was partially offset by lower margins.  Interest margins were 5 basis points lower over the year principally due to deposit interest rates declining less than equivalent market benchmark rates, and hence becoming relatively more expensive.

A feature of the year has been the very strong growth in non-interest income, up 11% over the year, supported by further improvements in building deeper customer relationships reflected in selling more products to customers.

Expenses were well managed, rising 4% in Full Year 2012 with productivity gains helping to absorb normal salary increases and increased investment related expenses (salaries, technology costs and higher amortisation/depreciation).  Improving productivity has been a key focus of the Group in recent years and a further $238 million in efficiency gains were delivered in Full Year 2012.  The net result of these moves has been a 70 basis point decline in the expense to income ratio to 40.8% for Full Year 2012.

Asset quality improved over the year although impairment charges were higher, principally due to increased write-backs in 2011 that were not repeated in 2012.

Across the Group, all divisions experienced good momentum.  Westpac RBB and New Zealand were the strongest performers with Cash Earnings growth of 14% and 22% over the prior year respectively.  Westpac Institutional Bank (WIB) Cash Earnings were up 3% in Full Year 2012 with very strong core earnings growth of 13% partially offset by higher impairment charges from reduced impairment write-backs.  BTFG reported lower Cash Earnings over the year and St.George Cash Earnings were relatively flat, although both delivered significantly improved performances in the second half of the year.  Pacific Banking delivered a very strong uplift in earnings for Full Year 2012, up 41%, while the contribution from the Group Business Unit was down 13% over the year.

Westpac’s strategy is focused on improving returns by growing the customer base and building deeper customer relationships.  This strategy is supported by our portfolio of brands and by reorientating our business to higher growth sectors and segments.  The Group has made good progress on this strategy over recent years with key metrics continuing to show improvement.  Over the last year this can be seen in:

•             A further 8 basis point rise in the customer return on credit risk weighted assets to 4.09%;

•             A deepening of customer relationships including:

•             Higher insurance and wealth cross-sell of 18.4% up 143 basis points;

•             Customer deposit growth well ahead of system at 12%; and

•             A 16% increase in sales of foreign exchange and interest rate risk management products in AFS, leveraging the support of institutional bank specialists.

•            Customer numbers increased across all brands, with the total Group’s customer numbers increasing 3%.

In implementing the Group’s strategy, highlights for the year have included:

•             Establishing and implementing a new operating structure to enhance productivity and improve coordination between the Group’s brands;

•             Continued to be a leader in the development of online and mobile banking technology including the introduction of a new St.George banking website, launch of an innovative iPad app and a new small business payment app, PayWay;

•             Finalised the development of a new supplier model improving both the quality and efficiency of managing certain processes and systems;

•             Delivering on the Bank of Melbourne investment opening 12 additional branches through the year and achieving key project milestones including increasing customer numbers 13% and growing deposits 35%; and

•             Continued to make good progress with the Group’s SIPs program. Three years into the five year program the investment is now 70% complete with major elements of the program now fully operational.

A feature of the Group’s performance for the year has been the continued strengthening of the balance sheet to further reinforce the Group’s financial position and enhance flexibility.  Changes have included:

•             Capital levels have continued to strengthen with the common equity ratio 29 basis points higher and the Tier 1 ratio 57 basis points higher.  On a fully harmonised basis the Group’s common equity ratio was 10.6% placing Westpac’s capital position at the upper end of banks globally;

•             The Group’s funding position was enhanced with the customer deposit to loan ratio up more than 5 percentage points to 67.6% and liquidity boosted by a $7 billion rise in liquid assets to $110 billion; and

•             Asset quality continued to improve with stressed assets to total committed exposures falling 31 basis points to 2.17%.  The level of provisioning cover also remained strong.

While improving financial strength has an impact on earnings, these initiatives are considered appropriate given the more volatile operating environment, increased regulatory requirements and the preferences of investors and rating agencies.

Given the quality of the Group’s performance, the Board has declared a final dividend of 84 cents, fully franked, up 2 cents or 2% on the First Half 2012 interim dividend.  This translates to total dividends for the year of 166 cents, up 10 cents or 6% compared to Full Year 2011.  Dividends for the full year represent a pay-out ratio of 77%.  This pay-out ratio reflects the strength of the Group’s capital position, a desire to pay out excess franking credits and the Group’s confidence in the future.

Operating environment

Reported economic indicators in Australia have, in aggregate, remained relatively robust throughout much of 2012 with moderate growth, low unemployment and benign inflation.  Despite these strengths, the experience across sectors has been diverse, business and consumer confidence remains soft, and a loss of momentum emerged as the year progressed.  The mining sector has continued to be the growth driver of the economy, with other sectors experiencing more challenging conditions given consumer caution and ongoing strains from the high Australian dollar.

Conditions globally have also remained challenging.  World growth lost momentum in 2012 and is sub-trend. Europe is in recession, US growth is moderate and China’s economy has cooled as a result of past policy tightening. Policy makers in the major economies are now responding to these developments with more aggressive stimulus measures. This is likely to lead to a gradual strengthening of activity. However, the outlook remains uncertain. Europe may continue to contract and the pace of recovery elsewhere in the developed world will be constrained by fiscal consolidation, excessive household debt and weak financial systems. Prospects for the developing economies are likely to improve as those regions have ample scope for effective policy stimulus.

The Reserve Bank of Australia (RBA) has resumed the monetary policy easing cycle in response to global and domestic developments and given the scope provided by a benign inflation environment. The stance of monetary policy is now expansionary, with additional policy easing widely expected.

For the banking sector, these conditions have seen demand for finance remain relatively modest while deposit growth has continued to grow solidly.  System housing credit growth eased further over the year rising by 4.7% while business credit growth has gradually lifted after declining for most of the last three years.  As a result, total financial system credit growth totalled 4.0% for the year to September 2012.  Deposit growth on the other hand has continued to expand at a rate double that of credit expanding around 8.1%.

These conditions have impacted our business in various ways.  In addition to the low demand for credit, customer caution has contributed to more funds being directed to paying down debt, strong deposit flows and an increased aversion to more risky investments. These trends have resulted in a strengthening of household and business balance sheets and solid demand for hedging and protection products.

In New Zealand, economic conditions improved through the year, with some growth in consumer spending, a stronger housing sector and improving agricultural commodity prices.  At the same time, inflation remains subdued and interest rates are low and are expected to remain on hold for the medium term.  GDP growth is expected to end the financial year at around 2.4% up from 1.1% a year earlier.  Despite these trends, the economy remains in a deleveraging phase with credit growth remaining low at around 3% and strong deposit growth at 9%.

Financial Performance Summary

Full Year 2012 — Full Year 2011

Cash Earnings in Full Year 2012 of $6,598 million were 5% higher compared to Full Year 2011. Core earnings growth of 7% was the key driver of the increase partially offset by higher impairment charges and a small rise in the average tax rate.

The $680 million rise in core earnings was driven by a 6% rise in operating income comprising an 11% rise in non-interest income and a 3% increase in net interest income.  The rise in net interest income reflects a 5% rise in average interest-earning assets and a 5 basis point decline in margins with a rise in funding costs relative to market rates (particularly deposits) and a rise in capital and liquidity costs not fully offset by asset repricing.

Lending growth of 4% primarily reflected a rise in Australian housing lending which increased 4%.  Business lending increased 2%, while an uplift in trade finance contributed to the rise in offshore lending.  New Zealand lending increased 3%, with growth split between housing and business lending.  The rise in customer deposits was more than double that of lending over the year.  Customer deposits increased 12% and while term deposits drove much of the increase, rising 21%, good growth was also achieved in savings and transaction accounts.  This strong growth in customer deposits enabled the group to reduce certificates of deposit balances, which are largely wholesale, and led to a 7% rise in deposits for the year.

The solid improvement in non-interest income reflects excellent cross-sell of wealth and insurance products combined with a rise in sales of financial risk management products across the Group.  The year also benefited from higher performance fees in Hastings and the inclusion of the J O Hambro business.

Expenses were well managed over the year rising 4% with $238 million in productivity savings assisting to offset increased expenses associated with investment including higher software amortisation, the expansion of the Bank of Melbourne network and an increased investment in mobile technologies.

While asset quality improved through the year, impairment charges were up $219 million over Full Year 2012.  Most of the rise was due to lower write-backs in 2012 and higher charges related to collectively assessed provisions. The provisions were impacted by a $17 million rise in the economic overlay in Full Year  2012 whereas in Full Year 2011 economic overlay provisions were $107 million lower as commercial property provisions were utilised and some Christchurch earthquake related provisions were no longer required.

Second Half 2012 —First Half 2012

Cash Earnings in Second Half 2012 of $3,403 million were up $208 million over First Half 2011, a rise of 7%.  Both Cash Earnings and core earnings were up strongly across Australian Financial Services and New Zealand, with a particularly strong result from St.George and BTFG.

Net interest income was 2% higher over the prior half with a 1% rise in average interest-earning assets and a 1 basis point rise in margins. Treasury income was also up strongly in the half, while WIB was lower and the costs of holding increased levels of liquid assets and hybrids were higher. Lending increased 2% with Australian mortgages continuing to be the main source of growth.  Customer deposits rose $28 billion, materially higher than the $8 billion rise in lending, boosting the deposit to loan ratio by over 4 percentage points to 67.6%.  The rise in margins was principally due to the full period impact of pricing changes implemented in First Half 2012 partially offset by increased costs of retail deposits relative to market rates.

Non-interest income was particularly strong over the prior half with a significant uplift in wealth and insurance earnings and higher trading income.  Expenses rose 2% over the half with the impact of productivity savings assisting to offset increased investment costs (particularly depreciation and amortisation), and higher compliance spending.

Impairment charges were $4 million lower with reductions recorded in Westpac RBB, St.George, New Zealand and WIB partially offsetting an $18 million increase in the economic overlay.

Significant productivity improvements

In Full Year 2012, the Group delivered $238 million in expense savings associated with initiatives commenced over the last two years, and contributed to a reduction in average FTE of 1,760. These initiatives can be characterised under three broad headings:

•                  A broad productivity program seeking to improve key processes across the Group.  This ongoing program delivered $118 million in efficiency benefits over the year;

•                  A divisional restructure creating the Australian Financial Services (AFS) and Group Services divisions delivered $97 million in savings in the year.   This program has reduced duplication and improved coordination between our retail banking and wealth divisions and in our back offices and technology business units; and

•                  Changes in supplier arrangements delivering $23 million in benefits in 2012.  Commenced in November 2011, this program is nearing completion and has identified ongoing run-rate benefits of over $65 million per annum.

Asset quality

Asset quality continued to improve in 2012 with the proportion of stressed loans to total committed exposures ending the year 31 basis points lower.  At 30 September 2012 the ratio had fallen to 2.17%, down 31 basis points from September 2011 and by 9 basis points since March 2012.

Behind the improvement in stressed assets has been a reduction in new stress and further companies being upgraded and returning to full health.  At the same time, the resolution of some impaired assets has seen an increase in write-offs over the year. New impaired assets have consistently declined each half since their peak in 2009, however, were moderately higher in Second Half 2012.

While overall asset quality has improved, the rate of improvement slowed through the year as the softening economic conditions began to see a rise in stress across those sectors of the economy impacted by the continued strength of the Australian dollar ($A) and ongoing consumer caution.

Consumer asset quality has continued to be very sound with consumer delinquencies moderately lower over the year.  Mortgage delinquencies greater than 90 days eased to 51 basis points down from 55 basis points at September 2011 while delinquencies greater than 90 days for other consumer lending were 5 basis points lower, ending the year at 1.11%.

Provisioning cover remained strong with impaired provisions to impaired assets of 37% while the ratio of collectively assessed provisions to credit risk weighted assets was lower at 1.13%.

Given some early signs of stress emerging in certain sectors the Group took the opportunity to adjust its economic overlays over the year.  In total the economic overlay increased $17 million over the year.  There was an increase in economic overlays for those sectors more impacted by the high $A, soft consumer demand and lower commodity prices. Partially offsetting this has been a reduction in overlays associated with commercial property and the Christchurch earthquake as provisions have been realised.

Capital and funding

A key feature of the Group’s 2012 performance has been the continued strengthening of the balance sheet with both higher capital levels and a strengthened funding and liquidity position.

At 30 September 2012 the Group’s Tier 1 ratio measured under APRA’s Basel 2.5 standards was 10.25% up from 9.68% at 30 September 2011.  The increase was principally due to organic capital generation (net profit less dividends) and which added 82 basis points over the year.  The common equity ratio increased by 29 basis points to 8.38%.

Under a fully harmonised Basel III Westpac’s common equity ratio would be 10.63%.

The Westpac Group’s funding position also strengthened over the year, with the stable funding ratio increasing 6 percentage points to 83%.  Customer deposit growth exceeded lending by almost $20 billion through the year, that, combined with $32 billion in term wholesale funding raised over the year, allowed the Group to fund maturities, reduce short term wholesale funding, and pre-fund over $3 billion of debt maturing in 2013.

Summary of business units

Westpac RBB delivered a strong performance over the year with Cash Earnings rising a strong 14% supported by an 8% rise in core earnings and lower impairment charges.  The prior investment in Westpac Local continues to deliver benefits with sound lending and deposit growth offset by a modest 3 basis point contraction in margins.  Non-interest income was particularly strong from higher business line fees along with higher markets income from assisting customers manage financial risk.  Expenses were in line with Full Year 2011 with productivity initiatives implemented more than fully offsetting annual salary increases and increased investment spending

St.George Cash Earnings in Full Year 2012 were little changed (down $2 million) compared to Full Year 2011 with increased volumes and higher business fees offset by lower interest margins and an increase in impairment charges.  A feature of the St.George performance has been the improved momentum through the year with core earnings up 6% and Cash Earnings 14% higher in Second Half 2012 compared to First Half 2012.  This good momentum was replicated across all brands: St.George, BankSA, Bank of Melbourne and RAMS.  Expenses increased 1% over the year with productivity gains offsetting increased investment, including with the Bank of Melbourne roll-out.

While delivering good business momentum through the year, weaker markets contributed to a lower result from BTFG in Full Year 2012.  The division recorded strong fund flows onto platforms, and improved insurance sales, including a 43% uplift in life insurance sales.  Despite these flows, the division was impacted by a weaker contribution from the equities business (including margin lending), lower earnings from the decision to reduce the risk in the lenders mortgage insurance business and lower fees on funds from weaker asset market prices.  Earnings substantially improved in Second Half 2012 with Cash Earnings increasing 17% on First Half 2012.  The division has continued to lead the market in funds under administration flows, increasing corporate superannuation flows, improving insurance cross-sell, and in expanding its advisor network.

WIB delivered $1,473 million in Cash Earnings in Full Year 2012, a 3% rise over the year.  Core earnings were up a very strong 13% with improved customer flows supporting markets income and increased performance fees in Hastings.  Lending increased 4% over the year with most of the growth attributed to increased lending to the natural resources sector and to trade finance. These increases were largely offset by softer margins, principally as higher funding costs have not been fully reflected in lending rates.  The strong core earnings growth was partially offset by higher impairment charges due to significant provision write-backs in 2011 that were not repeated in the current year.

New Zealand continued to benefit from its significant front line investment over recent years delivering a NZ$129 million lift in Cash Earnings, up 22% and a 10% rise in core earnings.  While credit growth was modest, the result was supported by improved margins and a significant uplift in wealth and insurance cross-sell.  The improved operating environment also contributed to a further decline in impairment charges.

Divisional Cash Earnings Summary

Six months to 30 September 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	2,687	1,522	215	4,424	825	623	76	392	6,340
Non-interest income	603	285	874	1,762	781	171	74	62	2,850
Net operating income	3,290	1,807	1,089	6,186	1,606	794	150	454	9,190
Operating expenses	(1,530)	(678)	(588)	(2,796)	(507)	(332)	(45)	(44)	(3,724)
Core earnings	1,760	1,129	501	3,390	1,099	462	105	410	5,466
Impairment charges	(211)	(193)	5	(399)	(62)	(72)	(21)	(50)	(604)
Operating profit before income tax	1,549	936	506	2,991	1,037	390	84	360	4,862
Income tax expense	(436)	(279)	(150)	(865)	(298)	(107)	(27)	(128)	(1,425)
Net profit	1,113	657	356	2,126	739	283	57	232	3,437
Net profit attributable to non-controlling interests	—	—	(4)	(4)	—	(2)	(5)	(23)	(34)
Cash Earnings	1,113	657	352	2,122	739	281	52	209	3,403

Six months to 31 March 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	2,617	1,444	209	4,270	881	601	72	399	6,223
Non-interest income	581	280	776	1,637	703	165	77	81	2,663
Net operating income	3,198	1,724	985	5,907	1,584	766	149	480	8,886
Operating expenses	(1,549)	(663)	(545)	(2,757)	(480)	(321)	(48)	(49)	(3,655)
Core earnings	1,649	1,061	440	3,150	1,104	445	101	431	5,231
Impairment charges	(218)	(240)	(6)	(464)	(65)	(76)	(10)	7	(608)
Operating profit before income tax	1,431	821	434	2,686	1,039	369	91	438	4,623
Income tax expense	(430)	(247)	(129)	(806)	(305)	(101)	(31)	(150)	(1,393)
Net profit	1,001	574	305	1,880	734	268	60	288	3,230
Net profit attributable to non-controlling interests	—	—	(4)	(4)	—	(1)	(5)	(25)	(35)
Cash Earnings	1,001	574	301	1,876	734	267	55	263	3,195

Twelve months to 30 September 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	5,304	2,966	424	8,694	1,706	1,224	148	791	12,563
Non-interest income	1,184	565	1,650	3,399	1,484	336	151	143	5,513
Net operating income	6,488	3,531	2,074	12,093	3,190	1,560	299	934	18,076
Operating expenses	(3,079)	(1,341)	(1,133)	(5,553)	(987)	(653)	(93)	(93)	(7,379)
Core earnings	3,409	2,190	941	6,540	2,203	907	206	841	10,697
Impairment charges	(429)	(433)	(1)	(863)	(127)	(148)	(31)	(43)	(1,212)
Operating profit before income tax	2,980	1,757	940	5,677	2,076	759	175	798	9,485
Income tax expense	(866)	(526)	(279)	(1,671)	(603)	(208)	(58)	(278)	(2,818)
Net profit	2,114	1,231	661	4,006	1,473	551	117	520	6,667
Net profit attributable to non-controlling interests	—	—	(8)	(8)	—	(3)	(10)	(48)	(69)
Cash Earnings	2,114	1,231	653	3,998	1,473	548	107	472	6,598

Twelve months to 30 September 2011 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	5,166	2,930	438	8,534	1,700	1,137	121	677	12,169
Non-interest income	1,091	549	1,613	3,253	1,182	304	107	108	4,954
Net operating income	6,257	3,479	2,051	11,787	2,882	1,441	228	785	17,123
Operating expenses	(3,087)	(1,323)	(1,005)	(5,415)	(938)	(627)	(85)	(41)	(7,106)
Core earnings	3,170	2,156	1,046	6,372	1,944	814	143	744	10,017
Impairment charges	(547)	(393)	4	(936)	90	(185)	(25)	63	(993)
Operating profit before income tax	2,623	1,763	1,050	5,436	2,034	629	118	807	9,024
Income tax expense	(773)	(530)	(314)	(1,617)	(607)	(184)	(36)	(211)	(2,655)
Net profit	1,850	1,233	736	3,819	1,427	445	82	596	6,369
Net profit attributable to non-controlling interests	—	—	(7)	(7)	—	(3)	(6)	(52)	(68)
Cash Earnings	1,850	1,233	729	3,812	1,427	442	76	544	6,301

Movement in Cash Earnings by Division
First Half 2012 - Second Half 2012
$m
4,000
3,500
3,000
2,500
2,000
3,195
112
83
51
5
14
(3)
(54)
3,403
First Half 2012 Cash Earnings
Westpac RBB
St.George
BTFG
WIB
New Zealand
Pacific Banking
Group[1] Businesses
Second Half 2012 Cash Earnings

Movement in Cash Earnings by Division
Full Year 2011 - Full Year 2012
$m
7,500
7,000
6,500
6,000
5,500
5,000
6,301
264
(2)
(76)
46
106
31
(72)
6,598
Full Year 2011 Cash Earnings
Westpac RBB
St.George
BTFG
WIB
New Zealand
Pacific Banking
Group[1] Businesses
Full Year 2012 Cash Earnings

(1)         Includes Treasury.

3.2          Review of Earnings

3.2.1                     Net interest income

Second Half 2012 – First Half 2012

Net interest income increased $117 million (2%) compared to First Half 2012. The result reflected an increase in the net interest margin of 1 basis point and growth in average interest-earning assets of $8.2 billion or 1%.

Full Year 2012 – Full Year 2011

Net interest income increased $394 million (3%) compared to Full Year 2011. The increase was the result of a $29.5 billion or 5% increase in average interest-earning assets, partially offset by a decrease in the net interest margin of 5 basis points.

Loans(1)

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Australia	459,762	453,195	445,060	1	3
Housing	316,342	310,127	304,569	2	4
Personal (loans and cards)	16,390	16,234	15,688	1	4
Business	127,907	127,432	125,273	—	2
Margin lending	2,279	2,667	2,852	(15)	(20)
Other (including provisions)	(3,156)	(3,265)	(3,322)	3	5

New Zealand ($NZ)(2)	59,902	58,689	58,114	2	3
Housing	35,977	35,543	35,044	1	3
Personal (loans and cards)	1,666	1,666	1,605	—	4
Business	22,728	22,014	21,990	3	3
Other (including provisions)	(469)	(534)	(525)	12	11

Other overseas	6,924	6,693	5,962	3	16

Total loans	514,445	506,124	496,609	2	4

Second Half 2012 — First Half 2012

Total loans as at 30 September 2012 were $8.3 billion or 2% higher than 31 March 2012.  Australian housing loans continued to be the primary driver of growth and increased 2%, in line with financial system growth.

Key features of total loan growth were:

•                  Australian housing loans increasing $6.2 billion or 2%, with growth across all brands. Growth was strongest across the St.George portfolio of brands, reflecting improved lending momentum in this business;

•                  Australian personal loans and cards increasing $0.2 billion or 1%, reflecting growth in the Auto Finance portfolio;

•                  Australian business loans increased $0.5 billion. AFS business lending increased while institutional lending declined, mostly due to securitisation of customer facilities; and

•                  New Zealand lending grew NZ$1.2 billion or 2%. New Zealand housing loans increased NZ$0.4 billion or 1%, moderately below system as some aggressive pricing in the market was not matched.

(1)         Spot loan balances.

(2)         New Zealand comprises our New Zealand retail and business banking operations, WIB New Zealand, Treasury and New Zealand wealth management business.

Full Year 2012 – Full Year 2011

Total loans as at 30 September 2012 were $17.8 billion or 4% higher than 30 September 2011. Growth was primarily driven by Australian housing loans which grew $11.8 billion or 4%.

Key movements included:

•                  Australian housing loans increased $11.8 billion or 4%. This growth was in line with the financial system as the Group sought to achieve an appropriate mix between growth and return;

•                  Australian personal lending increased $0.7 billion or 4%, reflecting growth in the Auto Finance portfolio;

•                  Australian business lending increased $2.6 billion or 2%. Growth occurred in AFS and institutional lending in First Half 2012;

•                  New Zealand lending increased NZ$1.8 billion or 3%, with housing loans increasing NZ$0.9 billion or 3% and business loans increasing NZ$0.7 billion or 3%; and

•                  Other overseas loans increased $1.0 billion or 16%, mostly reflecting strong growth in trade finance in Asia.

Deposits(1)

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Australia	335,953	318,544	306,182	5	10
At Call	147,038	134,306	142,411	9	3
Term	139,351	130,172	112,617	7	24
Certificates of deposit	32,905	39,212	37,222	(16)	(12)
Non-interest bearing	16,659	14,854	13,932	12	20

New Zealand ($NZ)(2)	43,390	40,836	39,574	6	10
At Call	15,930	15,543	14,386	2	11
Term	23,068	20,944	20,880	10	10
Certificates of deposit	1,423	1,412	1,556	1	(9)
Non-interest bearing	2,969	2,937	2,752	1	8

Other overseas	24,442	26,737	33,047	(9)	(26)

Total deposits	394,991	377,458	370,278	5	7

Customer and Treasury Deposits(1)

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Total Customer Deposits	347,722	319,916	310,139	9	12
Australia	303,048	279,332	268,960	8	13
New Zealand ($A)(2)	33,462	31,064	29,828	8	12
Other	11,212	9,520	11,351	18	(1)

Treasury deposits	47,269	57,542	60,139	(18)	(21)

Total	394,991	377,458	370,278	5	7

Second Half 2012 — First Half 2012

Total deposits as at 30 September 2012 were $17.5 billion or 5% higher than 31 March 2012. Total customer deposits were $27.8 billion or 9% higher while Treasury deposits were $10.3 billion or 18% lower.

The increase in customer deposits reflects the Group’s preference to enhance its funding mix and increase the proportion of lending supported by customer deposits. This has seen the customer deposit to loan ratio increase 440 basis points to 67.6% as at 30 September 2012.

The reduction in Treasury deposits relates to our decision to reduce our reliance on short term wholesale funding given strong customer deposit growth. This led to the decline in Australian certificates of deposit and other overseas deposits.

Key features of the deposit growth were:

•                  Australian term deposits increased $9.2 billion or 7%, with growth across all segments;

•                  Strong at call savings flows from personal customers driving a $12.7 billion or 9% increase in Australian at call deposits. The RAMS online product contributed $1.1 billion following its launch in May;

(1)    Spot deposit balances.

(2)    New Zealand comprises our New Zealand retail and business banking operations, WIB New Zealand, Treasury and New Zealand wealth management business.

•                  Australian non-interest bearing deposits increased $1.8 billion or 12% as customers increased balances in mortgage offset accounts;

•                  Australian certificates of deposit declined $6.3 billion or 16%, reflecting a reduction in our reliance on short term wholesale funding;

•                  New Zealand deposits increased NZ$2.6 billion or 6% with the majority of the growth recorded in term deposits; and

•                  Other overseas deposits declined $2.3 billion or 9%, reflecting a reduction in the Group’s reliance on offshore short term wholesale funding (offshore certificates of deposit).

Full Year 2012 — Full Year 2011

Total deposits as at 30 September 2012 were $24.7 billion or 7% higher than 30 September 2011. Total customer deposits were $37.6 billion or 12% higher while Treasury deposits were $12.9 billion or 21% lower.

Growth in customer deposits exceeded growth in total loans by $19.7 billion in Full Year 2012 and the deposit to loan ratio increased 510 basis points.

Key movements were:

•                  Australian term deposits increased $26.7 billion or 24%, with the Group seeking to improve its funding base by prioritising term deposit growth. Growth was broadly based across all customer segments;

•                  Australian at call deposits increased $4.6 billion or 3%, particularly due to customer flows in Second Half 2012;

•                  Australian non-interest bearing deposits increased $2.7 billion or 20%, due to increased balances in mortgage offset accounts;

•                  New Zealand deposits increased NZ$3.8 billion or 10%, with growth in both at call and term deposits; and

•                  Other overseas deposits declined $8.6 billion or 26% and Australian certificates of deposit declined $4.3 billion or 12% due to reductions in the Group’s reliance on short term wholesale funding.

Margins

			% Mov’t				% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12		Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	6,340	6,223	2		12,563	12,169	3
Markets net interest income	70	40	75		110	149	(26)
Treasury net interest income(1)	351	240	46		591	479	23
Net interest income excluding Treasury & Markets	5,919	5,943	—		11,862	11,541	3
Average interest earning assets	581,846	573,644	1		577,745	548,221	5
Group net interest margin	2.18%	2.17%	1bps		2.17%	2.22%	(5bps	)
Group interest margin excluding Treasury & Markets	2.03%	2.07%	(4bps	)	2.05%	2.11%	(6bps	)

Second Half 2012 — First Half 2012

Group net interest margin was 2.18% for Second Half 2012, up 1 basis point on First Half 2012.

Net interest margin excluding the contribution from Treasury and Markets was 2.03%, down 4 basis points on First Half 2012.  This decrease reflected asset repricing being insufficient to recover increased deposit and wholesale funding costs relative to market rates.

The components of the 4 basis point reduction in margin excluding Treasury and Markets were:

•                  10 basis point increase from asset spreads.  The increase was attributable to repricing across lending portfolios, particularly mortgages, but also business lending and unsecured consumer lending;

•                  9 basis point decline from customer deposit impacts. 7 basis points of the decline was due to spread impacts, reflecting continued intense competition for deposits, particularly term deposits.  This 7 basis point decline also included lower hedging benefit on low interest transaction accounts of 1 basis point.  Customer preference for lower spread term and online deposits impacted mix reducing the margin by 2 basis points;

(1) Treasury net interest income excludes capital benefit.

•                  3 basis point decline from wholesale funding and liquidity.  Wholesale funding costs were higher as the relative cost of new issuance was more expensive than maturing deals.  While average funded liquid assets were slightly higher over the second half the impact on margins was small; and

•                  2 basis point decline from lower returns on capital balances as interest rates reduced over the half.

Treasury and Markets contributed a 5 basis point improvement to the Group margin as revenue from Treasury management of the liquid asset portfolio and interest rate risk was higher.

Full Year 2012 — Full Year 2011

Group net interest margin was 2.17% for Full Year 2012, a decrease of 5 basis points from Full Year 2011.

Net interest margin excluding the contribution from Treasury and Markets was 2.05%, 6 basis points lower than Full Year 2011, due to funding costs relative to market rates increasing at a faster pace than asset repricing.

The components of the 6 basis point decline in Group margin excluding Treasury and Markets were:

•                  12 basis point increase from asset repricing, primarily due to repricing of the housing and business lending portfolios;

•                  18 basis point decline from higher retail and wholesale funding costs relative to market rates. This included:

•                  14 basis point decline from customer deposits.  9 basis points reflected the lower spread from intense competition, particularly for term deposits.  The 9 basis point decline included a reduction in the benefit from hedging low interest accounts of 2 basis points.  Mix impacts reduced margins by 5 basis points, with growth weighted towards lower spread products, particularly term deposits; and

•                  4 basis point decline from wholesale funding costs and the cost of holding increased average liquid asset balances.

•                  Capital and other impacts were flat with the benefit from higher capital volumes offsetting lower earnings due to falling interest rates.

Contribution from Treasury and Markets income was a benefit of 1 basis point, with increased Treasury interest income offsetting a lower contribution of Markets net interest income. The lower Markets net interest income was due to a change in the composition of income, with more income recognised in non-interest income.

3.2.2       Non-Interest Income(1)

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Fees and commissions	1,321	1,309	1	2,630	2,568	2
Wealth management and insurance income	1,008	801	26	1,809	1,623	11
Trading income	441	406	9	847	558	52
Other income	80	147	(46)	227	205	11
Non-interest income	2,850	2,663	7	5,513	4,954	11

Second Half 2012 — First Half 2012

Non-interest income increased 7% or $187 million compared to First Half 2012. The increase was driven by higher wealth management and insurance income and an increase in trading income.

Fees and commissions

The $12 million increase in fees and commissions was primarily driven by:

•             Higher facility fees of $13 million mostly reflecting an increase in business and commercial lending fees of $27 million following repricing of line fees, offset by lower deposit account fees of $9 million; and

•             Transaction fees and commissions were consistent with the First Half 2012, with higher cards interchange income offset by seasonally lower card reward point redemptions.

Wealth management and insurance income

Wealth management and insurance income increased 26% or $207 million compared with First Half 2012 with major features:

•                  Increase in performance fees, mostly in Hastings of $91 million;

•                  General Insurance related income increased $64 million as a result of premium repricing and lower claims as the First Half of the year typically has higher catastrophe claims;

•                  Life insurance premium income increased $14 million due to new sales through the expansion of distribution to independent financial advisers through the BT Wrap platform;

•                  Advice income increased $15 million reflecting the benefit of increased sales, larger average portfolio sizes and growth in planner numbers;

•                  J O Hambro contribution was consistent with First Half 2012;

•                  FUM/FUA related income was flat with the benefit from positive net flows and improved investment markets of 1%, offset by reduced margins. The margin contraction reflected the run-off of higher margin retail products, product mix and competition for flows;

•                    Average Group FUM rose $3.5 billion or 6%, from inflows in Wholesale and Institutional portfolios and an increase in market value of Hastings funds including from corporate activity; and

•                    Average Group FUA increased $3.0 billion, or 4% including positive flows to the Wrap Platforms and Corporate Super portfolios.

•                  Increase in insurance and funds income in New Zealand.

(1) Refer to Section 5 Note 4 for Reported Results breakdown. Refer to Section 6 Note 4 for Cash Earnings results breakdown. Refer to Section 9 for reconciliation between reported results and Cash Earnings. As discussed in Section 2.4, commentary is reflected on a Cash Earnings basis and does not directly align with reported non-interest income as disclosed in Section 5 Note 4.

Wealth management income

	As at	As at	As at	% Mov’t	% Mov’t
$bn	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Funds Under Management (FUM)
BT	49.5	48.4	34.9	2	42
Advance Asset Management	7.0	7.2	6.5	(3)	8
Westpac Institutional Bank	8.2	6.9	6.3	19	30
New Zealand ($A)	2.9	2.5	2.1	16	38
Group FUM	67.6	65.0	49.8	4	36

Funds Under Administration (FUA)
BT	56.8	54.8	48.1	4	18
Asgard	31.1	30.8	29.3	1	6
New Zealand ($A)	1.0	1.0	0.9	—	11
Group FUA	88.9	86.6	78.3	3	14

			% Mov’t			% Mov’t
$bn	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Average FUM for the Group(1)	64.6	61.1	6	62.9	52.9	19
Average FUA for the Group(1)	86.4	83.4	4	84.9	82.4	3

Trading

Trading income increased 9% or $35 million compared to First Half 2012 reflecting improved income in Debt Markets including a lower credit value adjustment (CVA) charge. Foreign exchange income was slightly lower following a relatively strong First Half 2012.

Other income

Other income decreased 46% or $67 million. Gains on asset sales were lower, with no asset sales in Second Half 2012, compared to the $46 million gain from the sale of Visa Inc. shares in First Half 2012.

Full Year 2012 — Full Year 2011

Non-interest income increased 11% or $559 million compared to Full Year 2011 from higher trading and wealth management and insurance income.

Fees and commissions

The $62 million or 2% increase in fees and commissions was driven by higher facility fees of $74 million on business and commercial lending fees. Transaction fees and commissions were consistent with Full Year 2011. There was a small decline in merchant fees as average interchange rates reduced in line with changes in the mix of spending by householders.

(1)    Average FUM and FUA for the Group for Half Year September 2012 and Half Year March 2012 is based on a six month average. Full Year September 2012 and Full Year September 2011 are based on a twelve month average.

Wealth management and insurance income

Wealth management and insurance income increased 11% or $186 million primarily driven by:

•                  Higher performance fees predominantly in Hastings of $130 million;

•                  Full year revenue contribution from J O Hambro acquisition of $73 million;

•                  General insurance income increased $57 million as a result of the repricing of premiums, growth in sales through the branch networks and lower claims as Full Year 2011 had significantly higher catastrophe claims;

•                  Increased life insurance income of $30 million from increased distribution of life products through BT Wrap platform;

•                  Lower FUM/FUA related income of $14 million predominately due to lower margins;

•          Average Group FUM rose $10.0 billion, or 19% due to the acquisition of J O Hambro contributing $11.7 billion. Excluding J O Hambro, FUM reduced 3%, with net inflows from Institutional and Wholesale portfolios being offset by lower average investment markets; and

•          Average Group FUA increased $2.5 billion, or 3% from inflows in the Super portfolios including from the transfer of Westpac staff super into BT Super for Life Corporate.

•                  LMI income decreased $36 million due to lower credit demand and as a result of the Group’s decision to reduce underwriting risk from June 2009 on the mortgage insurance on loans with a LVR greater than 90%;

•                  Reduced income in the Equities business of $17 million due to a reduction in broking volumes and trading revenue; and

•                  Full Year 2011 also benefited from infrequent items totalling $33 million not repeated in 2012, including the sale of single manager rights and revaluation gains in Ascalon funds.

Trading

Trading income increased 52% or $289 million compared to Full Year 2011, driven by increased WIB Markets and Pacific Banking FX income. WIB Markets benefited from volatile market conditions driving customer sales income in foreign exchange and interest rate businesses. Risk management income also increased during Full Year 2012. Markets results are discussed further on page 27.

Other income

Other income increased 11% or $22 million in Full Year 2012, primarily due to an increase in Technology research and development tax credits.

Markets Income

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	70	40	75	110	149	(26)
Non-interest income	330	303	9	633	452	40
Trading income	338	310	9	648	441	47
Other non-interest income	(8)	(7)	(14)	(15)	11	large
Total Markets Income	400	343	17	743	601	24

Second Half 2012 — First Half 2012

Markets income increased $57 million or 17% compared to First Half 2012. This was mainly driven by an improvement in market risk income and the CVA adjustment was $24 million lower in Second Half 2012 compared to First Half 2012.

Full Year 2012 — Full Year 2011

Markets income increased $142 million or 24% compared with Full Year 2011. Increased market volatility saw higher levels of customer activity to manage risk, with increased activity converting to a $73 million increase in customer sales income. Market risk income also improved, however, this was partially offset by a $74 million negative movement in the CVA adjustment.

Markets Value at Risk (VaR)(1)

Risk taking, as measured by VaR, was lower than previous periods.

Average VaR for Second Half 2012 was $5.3 million compared to $8.3 million for First Half 2012 and $10.2 million for Second Half 2011.

(1) VaR measures the risk of loss using a history of price movements. Therefore, price volatility is a key component of this measure.

3.2.3       Operating Expenses(1)

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Salaries and other staff expenses	(2,050)	(2,056)	—	(4,106)	(3,988)	(3)
Equipment and occupancy expenses	(664)	(614)	(8)	(1,278)	(1,111)	(15)
Other expenses	(1,010)	(985)	(3)	(1,995)	(2,007)	1
Total expenses	(3,724)	(3,655)	(2)	(7,379)	(7,106)	(4)

Second Half 2012 — First Half 2012

Total operating expenses increased 2% or $69 million compared with First Half 2012.

Salaries and other staff expenses

Salaries and other staff expenses were $6 million lower compared to First Half 2012. The benefits from delivery of productivity programs and lower restructuring costs more than offset the full period impact of average salary increases of 3% applied from January 2012, and continued investment which included increased employees in Bank of Melbourne and WIB’s Asian operations.

Equipment and occupancy expenses

Equipment and occupancy costs increased 8% or $50 million reflecting a 32% increase in software amortisation and impairments, which increased $48 million to $200 million in Second Half 2012. The increase primarily reflects the SIPs programs as new systems were delivered and moved into normal business operations. There was a modest expense ($23 million) from the impairment of assets no longer in use, or replaced by upgraded software.

Refer to page 32 for further detail on capabilities delivered to the business in Second Half 2012.

Other expenses

Total other expenses increased 3% or $25 million driven by:

•                  An increase in technology and other information services costs reflecting increased project spend mainly related to productivity, regulatory change and compliance projects; and

•                  Increased advertising expenses in Second Half 2012, tempered by continued tight management of variable costs and lower credit card reward program costs due to seasonally higher redemptions in First Half 2012.

(1) Refer to Section 5 Note 5 for reported results breakdown. Refer to Section 6 Note 5 for Cash Earnings breakdown. Refer to Section 9 for reconciliation between reported results and Cash Earnings. As discussed in Section 2.4, commentary is on a Cash Earnings basis and does not directly align with reported operating expenses disclosed in Section 5 Note 5.

Full Year 2012 — Full Year 2011

Operating expenses increased 4% or $273 million compared to Full Year 2011.

Salaries and other staff expenses

Salaries and other staff expenses increased 3% or $118 million compared to Full Year 2011, reflecting:

•                  Average salary increases of 3% and the impact of the J O Hambro acquisition ($38 million) were partially offset by lower restructuring costs and lower FTE as a result of productivity initiatives. The prior period also benefited from release of excess employee provisions which was not repeated in Full Year 2012; and

•                 Increased investment in the expansion of Bank of Melbourne, the wealth planner network and WIB’s Asia operations as well as higher spend on regulatory change and compliance projects.

Equipment and occupancy expenses

Equipment and occupancy costs increased 15% or $167 million compared to Full Year 2011. This was primarily driven by:

•                  Software amortisation, depreciation and impairments increased 24% or $119 million compared to Full Year 2011 as a result of delivery of strategic programs into normal business operations (BankSmart, Payments and Personal Property Securities Reform), higher depreciation costs associated with the new data centre and Enterprise Perimeter Security SIP and impairment of assets no longer in use, or replaced by upgraded software; and

•                  Operating lease rentals and other equipment and occupancy costs increased 8% or $48 million compared to Full Year 2011. The increase was due to cost increases following annual rental reviews and additional expenses associated with expansion of the distribution network.  The Westpac Group expanded its footprint with an additional 12 branches, and 42 ATMs.

Other expenses

Other expenses reduced 1% or $12 million compared to Full Year 2011, due to continued cost management; reduction in variable costs mainly through renegotiation of key vendor contracts, reduced consultant spend, lower travel, advertising and entertainment spend. These more than offset increases in technology and information services from investment spend and contractual rate increases.

Full Time Equivalent Employees (FTE)

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Permanent employees	33,418	33,756	33,898	(1)	(1)
Temporary employees	2,257	2,651	3,908	(15)	(42)
Total employees	35,675	36,407	37,806	(2)	(6)
Integration employees	—	—	94	—	(100)
Reported FTE	35,675	36,407	37,712	(2)	(5)
Average reported FTE	36,041	37,060	37,801	(3)	(5)

Second Half 2012 — First Half 2012

Reported FTE decreased 732 (2%) compared to First Half 2012, with the majority of the movements being:

•                  A net decrease of 636 FTE across Group Services and head office functions from productivity program benefits including new supplier arrangements, partly offset by an increase in FTE to support the delivery of productivity and regulatory change and compliance programs;

•                 A net decrease of 257 FTE across AFS directly associated with benefits realised from the establishment of the AFS division and delivery of productivity initiatives. Part of these savings were reinvested by expanding the wealth planner network and Bank of Melbourne;

•                  An increase of 78 FTE in New Zealand Banking mainly to support increases in call centre and loan processing;

•                  An increase of 61 FTE in WIB attributable to an increased presence in Asia and additional staff to support investment in target segments including natural resources; and

•                  An increase of 22 FTE in Pacific Banking in customer facing roles.

Full Year 2012 — Full Year 2011

Reported FTE decreased 2,037 (5%) compared to Full Year 2011, with the majority of the movements being:

•                  A net decrease of 978 FTE across Group Services and head office functions. Productivity program benefits of 1,110 FTE were partly offset by an increase in FTE to support the regulatory change and compliance program;

•                  A net decrease of 470 FTE as 971 FTE associated with certain services provided by an external supplier have been reclassified, partially offset by a 501 increase in FTE from mortgage processing services being transferred to Westpac from an external supplier.

•                  A net decrease of 664 FTE across AFS due to benefits realised from the establishment of the AFS division and delivery of productivity program benefits of 858 FTE, partly offset by investment in Bank of Melbourne (124 FTE) as well as additional FTE to support expanded planner network (90 FTE);

•                  An increase of 44 FTE in WIB directly attributable to increased presence in Asia and additional staff to support investment in target segments including natural resources; and

•                  An increase of 31 FTE in New Zealand Banking mainly to support projects.

Merger Integration FTE

With the three year merger and integration project being completed in Full Year 2011, there are no longer merger integration  related FTE.

Capitalised Software

	Half Year	Half Year	Full Year	Full Year
$m	Sept 12	March 12	Sept 12	Sept 11
Capitalised Software opening balance	1,435	1,303	1,303	832
Projects contributing to capitalised software:
SIPs(1)	90	130	220	372
Banking infrastructure investments	39	61	100	109
Regulatory change and compliance	58	40	98	76
Investment in Bank of Melbourne, FX, Security and Card software	20	15	35	83
Other projects	109	41	150	100
Total Additions	316	287	603	740
Amortisation expense	(177)	(152)	(329)	(259)
Impairment expense	(23)	—	(23)	(6)
Other(2)	—	(3)	(3)	(4)
Closing Balance	1,551	1,435	1,551	1,303

Second Half 2012 — First Half 2012

Capitalised software balances increased $116 million to $1,551 million as at 30 September 2012. The increase comprised $316 million of additional capitalised expenditure less $200 million of amortisation and impairment.

The increase in capitalised software was driven by investment in SIPs programs of $90 million, infrastructure investments of $39 million, regulatory change and compliance activities of $58 million, Bank of Melbourne, FX, Security, Card software of $20 million and a number of smaller projects adding $109 million (including Asia $17 million).

Full Year 2012 — Full Year 2011

The capitalised software balance for the Westpac Group increased $248 million to $1,551 million as at 30 September 2012. The increase comprised $603 million of additional capitalised expense less $352 million of amortisation and impairment.

The increase in capitalised software was driven by investment in SIPs programs of $220 million, infrastructure investments of $100 million, regulatory change and compliance activities of $98 million, Bank of Melbourne, FX, Security, Card software of $35 million and a large number of smaller projects totalling $150 million.

(1)    Further detail on the SIPs program is on page 32.

(2)    Other includes FX adjustments.

Strategic Investment Priorities (SIPs)

The Westpac Group remains focused on delivering its Strategic Investment Priorities (SIPs) program, a suite of major investments designed to enhance Westpac’s customer interfacing and product systems and strengthen the Group’s technology infrastructure.

The current SIPs program involves a number of inter-related programs which are managed individually but controlled centrally. The SIPs programs have also been designed to be modular and of a size that can be managed while generating improved capability, capacity and delivering clear efficiency and revenue benefits. A number of these programs have been successfully completed and the capabilities they have delivered integrated back into our normal operations.

Net expenditure associated with the SIPs program is estimated to be around $2 billion over approximately five years from 2010.

In Second Half 2012, $95 million was expensed (including $65 million in amortisation of previously capitalised expenses) while $91 million in spend was capitalised. A relatively high portion of expenses incurred during the period were capitalised reflecting the current stage of the investment programs. Amortisation of capitalised expenses typically commences once capabilities have been delivered and are ready for use by the business.

The costs of the SIPs program are being allocated to individual business units based on the recipients of the benefits and capabilities for each program. This approach will typically see Westpac RBB incur much of the SIPs costs, followed by WIB, St.George, and BTFG.

Investment spend $m	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Expensed	25	39	59	58	77	100	358
Capitalised software and fixed assets	91	148	220	230	248	82	1,019
Total	116	187	279	288	325	182	1,377

Impact on expenses $m	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Direct expenses - investment	25	39	59	58	77	100	358
Operating expenses (net of benefits)	5	9	10	9	—	—	33
Amortisation and depreciation	65	40	24	11	—	—	140
Total	95	88	93	78	77	100	531

Significant benefits and capabilities delivered in Second Half 2012 include:

Branch and contact centre enhancements:

•                  Successful completion of the Spider@Westpac teller platform roll-out in First Half 2012 continues to provide improved customer experience. Spider@Westpac replaced a 14 year old system.  The integrated and more intuitive application has reduced the time it takes to process transactions and the time required for induction training.  The system has enabled the removal of cheque deposit slips and improved the cash management of branches; and

•                  A new integrated call centre desktop application (Unity) has been implemented across all Westpac RBB contact centres. This has resulted in improved productivity and enhanced customer experience with program benefits exceeding expectations. Unity aggregated 46 systems and now our customer facing staff have a single view of a customer’s relationship with Westpac.  This has reduced the time it takes to resolve customer calls and reduced the need to transfer customers to other teams.

Payments:

•                  Consolidation of an enterprise-wide payments hub for Westpac’s clearing and settlement obligations and a single platform to receive and process high value domestic and international payment instructions; and

•                  Delivery of the first phase of BPay enhancements improving our procedures and system controls relating to the processing of St.George payments.

Infrastructure:

•                  Completed the migration of key online platform infrastructure from East Chatswood into the new Western Sydney Data Centre; and

•                  The initial phases of the virtual security environment migrations are proceeding to plan, with the first migration now complete.

Regulatory Change and Compliance

In Full Year 2012, $210 million was spent on projects relating to regulatory change and compliance an increase of $47 million on Full Year 2011. In the wake of the global financial crisis, a raft of regulatory changes are being implemented by governments and regulators globally. These changes are aiming to improve financial stability, strengthen consumer protection and enhance competition. Some changes implemented offshore are seeking to protect tax revenue and support national security.

A number of the projects delivering these changes have moved to implementation phase over the past 12 months, including National Consumer Credit Protection, Personal Properties Securities Reform, Cooper Superannuation Reforms, Future of Financial Advice Reforms (FoFA), Basel III, elements of US Dodd-Frank legislation and OTC Derivatives. Full Year 2012 has seen $210 million spent on these projects with $106 million of project spend being expensed and $104 million being capitalised in Full Year 2012.

Investment spend $m	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Expensed	60	46	28	35
Capitalised software and fixed assets	58	46	66	34
Total	118	92	94	69

Significant capabilities delivered in Full Year 2012 include:

•                  Successful implementation across all brands of system changes addressing responsible lending and credit card requirements under National Consumer Credit Protection;

•                  Implemented government requirements to make it easier for customers to move their transaction or savings accounts between banks, by facilitating an easy switch of their direct debits and credits to a new bank;

•                 Enhanced Anti-Money Laundering capability;

•                  Establishment of a single personal property securities register providing a national view of assets and securities. Security documentation has been simplified to reduce paper and provide the customer with easier to understand legal documents. Registrations will occur directly and more accurately, potentially leading to faster and cheaper settlement and less re-work;

•                  Implemented changes to enable GST to be charged on the entire amount financed under all hire purchase agreements in compliance with changes to tax legislation;

•                  Established the infrastructure to improve the settlement of low value payments, to provide better visibility enabling same-day settlement of low value payment obligations;

•                  Enhanced analytical and assurance capabilities for financial advisers; and

•                  Enhanced insurance risk management frameworks enabling more accurate measurement, management and pricing of risk resulting in improved risk based decision making, all in line with new regulatory requirements.

3.2.4       Impairment Charges

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Individually assessed provisions (IAPs)
New IAPs	(727)	(715)	(2)	(1,442)	(1,619)	11
Write-backs	208	260	(20)	468	542	(14)
Recoveries	61	43	42	104	60	73
Total IAP, write-backs and recoveries	(458)	(412)	(11)	(870)	(1,017)	14
Collectively assessed provisions (CAPs)
Write-offs	(397)	(359)	(11)	(756)	(739)	(2)
Other changes in CAPs	251	163	54	414	763	(46)
Total new CAPs	(146)	(196)	26	(342)	24	large
Total impairment charges	(604)	(608)	1	(1,212)	(993)	(22)

While asset quality improved over the year impairment charges in Full Year 2012 were $219 million higher compared to Full Year 2011. The main reasons for this rise was a $74 million reduction in write-backs, mostly in WIB, and a net $124 million movement in economic overlays. In Full Year 2011, economic overlays were reduced by $107 million while in Full Year 2012 economic overlay provisions increased by $17 million.

Asset quality has continued to improve as seen by the 31 basis point improvement in the ratio of stressed assets to total committed exposures, to 2.17%, as at 30 September 2012.

New individually assessed provisions were lower, although they have remained relatively high as the work-out of the stressed portfolio continues to see companies downgraded from watchlist and substandard categories of stress into impaired.  Some top-up of existing impaired asset provisions, predominately in the First Half 2012 have also been required as security values were reassessed.

The $17 million increase in the economic overlay in Full Year 2012 principally reflects that some sectors of the economy are seeing early signs of additional stress. These sectors are impacted by structural changes, the continuing high $A, soft consumer demand and falling commodity prices. This was offset by greater certainty around the impact of the floods and earthquakes of 2011 and reducing stress in the commercial property segment. In total, economic overlays were $363 million as at 30 September 2012.

Second Half 2012 — First Half 2012

Impairment charges for Second Half 2012 were $604 million, down $4 million or 1% compared to First Half 2012 and represented 24 basis points of average gross loans. The economic overlay was increased $18 million in Second Half 2012.

Key movements included:

•                  New collectively assessed provisions resulted in a charge of $146 million in Second Half 2012, $50 million lower than First Half 2012 principally due to the following:

•               WIB continued to record a benefit for collectively assessed provisions as upgrades and refinancing improved the quality of the portfolio. However, this benefit was $6 million smaller in Second Half 2012 compared to First Half 2012;

•               Higher new collectively assessed provisions were recorded in both Westpac RBB and St.George business portfolios as the rate of improving stress slowed in the Second Half 2012;

•               Personal lending delinquencies in Second Half 2012 improved in both Westpac RBB and St.George as customers remained cautious and directed more funds to paying down debt.  This contributed to a lower collectively assessed provisioning charge, however, higher seasonal direct write-offs particularly in the mortgage portfolio offset this increase; and

•               Asset quality in the New Zealand business and consumer segments continued to improve, leading to a lower impairment charge in Second Half 2012.

•                  New individually assessed provisions less write-backs and recoveries were $458 million in Second Half 2012, $46 million higher compared to First Half 2012 principally due to:

•               Westpac New Zealand experienced an increase in individually assessed provisions with a small number of larger stressed assets becoming impaired, offset partially by higher write-backs;

•               In both Westpac RBB and St.George new individually assessed provisions were little changed over Second Half 2012 as the level of stressed assets migrating to impaired and the top-up of existing provisions from valuation updates slowed. Write-backs, however, were slightly favourable in Westpac RBB but unfavourable in St.George; and

•               This was partially offset by WIB having lower individually assessed provisions as well as fewer write-backs. These write-backs were from work-outs and from the refinancing of some facilities to other parties.

Full Year 2012 — Full Year 2011

The impairment charge for Full Year 2012 was $1,212 million, up 22% compared to Full Year 2011. The increase was primarily due to higher collectively assessed provisions as the rate of improving asset quality slowed. The higher charge was also due to a $107 million reduction in economic overlay provisions in Full Year 2011 compared to a small increase ($17 million) in the economic overlay in Full Year 2012.

Key movements included:

•                  New collectively assessed provisions were $366 million higher compared to Full Year 2011 as benefits from improving asset quality were smaller as the recovery slowed. The movement in economic overlay provision also contributed to the rise;

•                  WIB recorded the largest change in collective provisions from a reduction in upgrades and refinancing from a smaller decrease in watchlist and substandard companies returning to full health. In St.George and New Zealand portfolios the improvement in stressed assets also slowed in Full Year 2012. In Westpac RBB the collective provisioning charge was lower; and

•                  New individually assessed provisions less write-backs and recoveries were $147 million lower compared to Full Year 2011 principally due to fewer new impaired assets, particularly in WIB, St.George and New Zealand and much lower write-backs in the WIB portfolio. This was partially offset by higher new individually assessed provisions in Westpac RBB.

3.2.5       Tax Expense

Second Half 2012 — First Half 2012

The effective tax rate of 29.3% in Second Half 2012 decreased compared to First Half 2012 effective tax rate of 30.1%. The lower effective tax rate reflected the benefit from a review of leasehold expenditure and a small reduction in a centrally held provision.

Full Year 2012 — Full Year 2011

The effective tax rate of 29.7% for the Full Year 2012 increased by 0.3% compared to the Full Year 2011 effective tax rate of 29.4%. The effective tax rate increase reflected primarily the release of provisions no longer required in Full Year 2012 being lower than Full Year 2011.

3.2.6            Non-Controlling Interests

The non-controlling interests primarily represents distributions on hybrid equity instruments 2003 TPS(1) and 2006 TPS(1), as well as other non-controlling interests, including the 35.5% of BTIM that Westpac does not own.

Non-controlling interests of $69 million for Full Year 2012 were $1 million higher than Full Year 2011 and decreased $1 million from First Half 2012.

(1) Non-controlling interests include distributions on 2003 TPS and 2006 TPS:

•                  There are 750,000 2003 TPS issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) payable in arrears at a floating rate of LIBOR plus 2.05% per year; and

•                  Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods presented.) After the step-up date, the initial margin will increase by a one-time step-up of 1% per annum.

3.3          Credit Quality

Asset quality has continued to improve over Full Year 2012, with a reduction in portfolio stress, improving consumer delinquencies and a decline in the emergence of new stress.  Key measures include:

•                  The ratio of stressed assets to total committed exposures has continued to fall;

•                  Continued upgrades of facilities moving out of stress and back to performing;

•                  Resolution has been reached on a number of impaired loans, which has involved some write-backs; and

•                  Seasonal delinquency peaks in Full Year 2012 have been lower than in prior corresponding periods.

While asset quality has improved, the rate of improvement has slowed through the year as the softening in some sectors of the economy impacted by the continued strength of the $A and ongoing consumer caution contributed to a small rise in stress in these sectors.

Stressed assets as a proportion of total committed exposures were 2.17% at 30 September 2012, down from 2.26% at 31 March 2012 and 2.48% at 30 September 2011. The decline in the proportion of stressed assets has been principally due to a fall in watchlist and substandard facilities with that ratio declining 21 basis points to 1.24% (see 3.3.1 Credit Quality Key Metrics). While credit quality trends are positive, the overall level of stress remains high relative to long term averages and the work-out of impaired and problem facilities is expected to take some time.

Importantly, new and increased impaired assets peaked in 2009 and have been declining each half however they were moderately higher in Second Half 2012.

The strengthening in asset quality can be traced back to the improvement in the operating environment since 2009, the de-gearing of household and business balance sheets, the cautious behaviour of consumers and the intensive management of the portfolio over the year.

Impaired assets declined slightly over Full Year 2012 and declined as a proportion of total committed exposures by 4 basis points. Commercial property remains the most prominent category within impaired assets and while some stability has returned to this sector, valuations remain under pressure in some regions and impaired assets remain high as the work-out of previously impaired assets continues.

The health of the consumer segment remains strong with prepayment levels increasing as this segment has maintained its cautious bias. As a result, delinquencies have reduced over Full Year 2012 and the usual seasonal peaks in delinquencies were less pronounced during Full Year 2012. This, however, is having an adverse impact on businesses which rely on consumer spending and confidence.

Portfolio segments

The institutional and corporate segment continued to perform well. This segment has seen further improvements in balance sheet strength over the year with gearing further reduced. Stressed assets continued to decline, with the work-out of a number of impaired facilities, while watchlist assets also fell as a number of facilities returned to performing. The rate of improvement has however slowed over Full Year 2012 relative to recent years. Full Year 2012 has continued to see high write-backs, with around $193 million received from the institutional and corporate segment, although these were less than in Full Year 2011.

The commercial property segment continues to be the sector under the most stress although the trends in the portfolio are generally positive. In particular, the proportion of the property portfolio identified as stressed has declined from 11.7% at 30 September 2011 to 7.7% at 30 September 2012. This decline has been due to some liquidity returning to the property market for cash flow generating assets, allowing for the work-out of existing stressed facilities, some upgrades and a reduction in the incidence of new property stress. There were only two new large (>$50 million) impaired facilities that emerged during Second Half 2012.

The small and medium business portfolio has performed well over the year although it is beginning to recognise additional stress. Stress started to emerge in sectors impacted by the high $A and weak discretionary consumer spending and sectors undergoing structural change such as the retail, trade and manufacturing segments.

Credit quality in the consumer sector has remained strong.  General consumer caution, a reduced appetite for debt and high repayment levels have combined with low unemployment and lower interest rates to improve this sector’s health.

Overall, 90+ day mortgage delinquencies declined 4 basis points since 30 September 2011 to 0.51% and declined 4 basis points from 31 March 2012. New Zealand has seen the greatest improvement with delinquencies declining 20 basis points to 0.40% from 30 September 2011.

Low doc lending represents around 6% of the portfolio and has a much higher delinquency profile, with delinquencies two to three times the portfolio average. However, because of the more conservative underwriting standards, including not writing loans with an LVR greater than 80%, realised low doc losses are small.

Queensland delinquencies are around 50% higher than the portfolio average reflecting the more challenging conditions in that State.

Australian properties in possession were modest at 289. The level has fallen over Full Year 2012 as clearance rates improved and delinquencies declined. Realised mortgage losses in Australia were $94 million for Full Year 2012.

The New Zealand economy has continued to show signs of improved momentum evidenced by a reduction in stressed assets and improving delinquencies, particularly mortgages. This has led to declining impairment charges. The stressed business portfolio represents 3.17% of exposures (down 21 basis points) and in the consumer segment, 90+ day delinquencies are lower in both mortgages (down 20 basis points) and in other consumer lending (down 8 basis points) since 30 September 2011.

Provisioning

Westpac has maintained strong provisioning coverage with:

•                  The ratio of impaired asset provisions to total impaired assets at 37%; and

•                  The ratio of collectively assessed provisions to credit risk weighted assets at 1.13% This ratio has eased from 1.26% at 30 September 2011 but remains strong as provisions have moderated in line with reducing stress.

Total provisions were $4,241 million with individually assessed provisions of $1,470 million and collectively assessed provisions of $2,771 million. Individually assessed provisions were slightly higher over the year, as the new individually assessed provisions were higher than the provision write-off of $952 million as facilities were worked out.

Collectively assessed provisions also include an economic overlay of $363 million, which was increased by $17 million in Full Year 2012.  The composition of the overlay changed over the year with greater certainty around the impact of the floods and earthquakes of 2011 and utilisation of provisions in the commercial property segment.  These declines were offset by an increase in the economic overlay for some sectors of the economy seeing emerging signs of stress. These sectors are being impacted by structural changes in the economy, the high $A, soft consumer demand and falling commodity prices.

3.3.1            Credit Quality Key Metrics

Stressed Exposures by Credit Grade as a % of Total Committed Exposures	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Impaired	0.58%	0.60%	0.62%	0.68%
90 days past due, well secured	0.35%	0.40%	0.41%	0.51%
Watchlist and substandard	1.24%	1.26%	1.45%	1.66%
Total Stressed Exposures	2.17%	2.26%	2.48%	2.85%

Business and Institutional Impaired Assets to total committed exposures	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Business impaired assets to divisional business total committed exposures:
Business Australia	2.09%	2.24%	2.40%	2.39%
Business New Zealand	3.17%	3.33%	3.38%	3.81%
Institutional	0.45%	0.39%	0.36%	0.51%

Other consumer loans 90 days past due	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
90 days past due:
Group	1.11%	1.33%	1.16%	1.34%
Australia	1.13%	1.35%	1.18%	1.35%
New Zealand	0.83%	0.99%	0.91%	1.12%

Mortgages 90 days past due	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
90 days past due:
Group	0.51%	0.55%	0.55%	0.59%
Australia	0.52%	0.54%	0.53%	0.56%
New Zealand	0.40%	0.55%	0.60%	0.80%

Other	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Total impaired assets to gross loans	0.85%	0.88%	0.92%	0.98%
Total impairment provisions to total impaired assets	37.4%	37.8%	36.0%	42.2%
Total provisions to gross loans	82bps	86bps	88bps	102bps
Collectively assessed provisions to performing non-housing loans(1)	155bps	164bps	169bps	182bps
Collectively assessed provisions to risk weighted assets	93bps	97bps	105bps	115bps
Collectively assessed provisions to credit risk weighted assets	113bps	122bps	126bps	138bps

Other	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Impairment charges to average loans annualised	24bps	24bps	22bps	19bps
Net write-offs to average loans annualised	34bps	29bps	49bps	28bps

(1)    Non-housing loans have been determined on a loan purpose basis.

3.4          Balance Sheet and Funding

3.4.1                    Balance Sheet

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Assets
Cash and balances with central banks	12,523	11,462	16,258	9	(23)
Receivables due from other financial institutions	10,228	6,662	8,551	54	20
Trading securities, other financial assets designated at fair value and available-for-sale securities	71,739	69,175	69,006	4	4
Derivative financial instruments	35,489	30,641	49,145	16	(28)
Loans	514,445	506,124	496,609	2	4
Life insurance assets	8,240	8,147	7,916	1	4
Other assets	22,301	21,721	22,743	3	(2)
Total assets	674,965	653,932	670,228	3	1
Liabilities
Payables due to other financial institutions	7,564	9,019	14,512	(16)	(48)
Deposits	394,991	377,458	370,278	5	7
Trading liabilities and other financial liabilities designated at fair value	9,964	6,205	9,803	61	2
Derivative financial instruments	38,935	31,358	39,405	24	(1)
Debt issues and acceptances	147,847	157,576	165,931	(6)	(11)
Life insurance liabilities	7,208	7,196	7,002	—	3
Loan capital	9,537	8,356	8,173	14	17
Other liabilities	12,700	11,889	11,316	7	12
Total liabilities	628,746	609,057	626,420	3	—
Equity
Total equity attributable to owners of Westpac Banking Corporation	44,249	42,898	41,826	3	6
Non-controlling interests	1,970	1,977	1,982	—	(1)
Total equity	46,219	44,875	43,808	3	6

Second Half 2012 — First Half 2012

Significant movements during the half included:

Assets

•                  Cash and balances with central banks increased $1.1 billion due to higher holdings of liquid assets;

•                  Receivables due from other financial institutions increased $3.6 billion mainly attributable to higher collateral posted with counterparties as a result of derivative movements;

•                  Trading securities, other financial assets designated at fair value and available-for-sale securities increased by $2.6 billion due to increased securities trading activity in WIB;

•                  Derivative assets increased $4.8 billion, primarily driven by strong customer flows and interest rate movements during the Second Half; and

•                  Loans grew $8.3 billion or 2%, with the majority of the increase in Australian housing loans. Refer to Section 3.2.1 Loans for further information on loans movements.

Liabilities

•                  Deposits increased $17.5 billion. Refer to Section 3.2.1 Deposits for further information on deposits movements;

•                  Trading liabilities and other financial liabilities designated at fair value increased $3.8 billion due to increased securities trading activity in WIB;

•                  Derivative liabilities increased $7.6 billion primarily driven by strong customer flows and interest rate movements during Second Half 2012;

•                  Debt issues and acceptances decreased $9.7 billion primarily due to a reduction in short term wholesale funding outstandings and the impact of the appreciation in the Australian dollar during the year. Within this category, covered bonds on issue now total $12.0 billion at 30 September 2012. Refer to Section 3.4.2 Funding and Liquidity Risk Management for further information on debt programs and funding; and

•                  Loan capital increased $1.2 billion, due to the issuance of new subordinated debt.

Equity

The $1.3 billion increase in equity was due to an increase in net retained profits after payment of the interim dividend and the issuance of shares to satisfy the dividend reinvestment plan.

Full Year 2012 — Full Year 2011

Significant movements during the year included:

Assets

•                  Cash and balances with central banks decreased $3.7 billion due to lower holdings of this form of liquid assets;

•                  Receivables due from other financial institutions increased $1.7 billion. The majority of this increase was attributable to higher collateral posted with counterparties;

•                 Trading securities, other financial assets designated at fair value and available-for-sale securities increased by $2.7 billion due to increased securities trading activity in WIB;

•                  Derivative assets decreased $13.7 billion due to the impact on foreign exchange forwards and swaps of the Australian dollar strengthening against the US dollar and other major currencies; and

•                  Loans grew $17.8 billion or 4%. Refer to Section 3.2.1 Loans for further information on loans movements.

Liabilities

•                  Payables due to other financial institutions decreased $6.9 billion, primarily due to a decrease in collateral balances received from counterparties in relation to derivatives;

•                  Deposits increased $24.7 billion. Refer to Section 3.2.1 Deposits for further information on deposit movements;

•                  Debt issues and acceptances decreased $18.1 billion. This decline was due to a reduced need for short term wholesale funding, given the strong growth in customer deposits along with the impact of the appreciation in the Australian dollar during the year on foreign currency denominated debt. Refer to Section 3.4.2 Funding and Liquidity Risk Management for further information on debt programs and funding; and

•                  Loan capital increased $1.4 billion due to the issuance of a new hybrid, Westpac CPS, and issuance of new subordinated debt. This was partially offset by maturing subordinated debt and the impact of the appreciation in the Australian dollar during the year.

Equity

Equity attributable to owners of Westpac Banking Corporation increased $2.4 billion. This increase was due to an increase in net retained profits after the payment of dividends and the issuance of shares to satisfy the dividend reinvestment plan.

3.4.2                     Funding and Liquidity Risk Management

The Westpac Group has a robust liquidity risk management framework to ensure its ability to meet cash flow obligations under a wide range of market conditions, including name-specific and market-wide stress scenarios.

Liquidity risk is the risk that the Group is not able to fund increases in assets or meet its payment obligations as they become due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. This risk is not specific to the Westpac Group, but inherent in all banks through their role as intermediaries between depositors and borrowers. On 16 November 2011, Australian Prudential Regulation Authority (APRA) released a Discussion Paper “Implementing Basel III Liquidity Reforms in Australia” and draft “Prudential Standard APS 210: Liquidity”. APRA outlined the proposed implementation and timeframes of the Basel III liquidity framework in Australia which included meeting the Liquidity Coverage Ratio (LCR) by 1 January 2015 and the Net Stable Funding Ratio (NSFR) by 1 January 2018. The Reserve Bank of Australia (RBA) concurrently issued a press release regarding the Committed Liquidity Facility (CLF). The CLF provides a pathway for Australian banks to meet the requirements of the LCR by allowing access to a pre-specified amount of liquidity through repurchase agreements of eligible securities outside the RBA’s normal market operations.

A number of important details regarding APRA’s draft APS 210 and the RBA’s CLF are yet to be finalised; as such, the potential impact on the composition and size of the Group’s liquid asset portfolio, and the impacts on the liquidity risk management framework, are yet to be confirmed. Final details, subject to consultation periods, are expected towards the end of 2012 through to 2014.

Westpac’s liquid asset portfolio provides a source of reserve liquidity as eligible collateral under the Central Bank repurchase agreement facility and CLF. Unencumbered liquid assets of $110 billion at 30 September 2012 comprised of:

•                  $42 billion of cash and balances on deposit at Central Banks, Government and semi-Government bonds;

•                  $25 billion of repo-eligible private securities and Government Guaranteed bonds; and

•                  $43 billion of self-originated AAA rated mortgage backed securities, which in extraordinary circumstances are eligible for repurchase with the RBA or the Reserve Bank of New Zealand (RBNZ).

As at 30 September 2012, the Group held sufficient liquid assets to cover all short term wholesale debt outstanding and all wholesale debt maturities for over 16 months.

The Westpac Group monitors the composition and stability of its funding base to ensure it remains appropriately within the Group’s funding risk appetite. This includes a target stable funding ratio (SFR) greater than 75%. Stable funding includes customer deposits, wholesale term funding including securitisation with residual contractual maturity greater than 12 months and equity.  The Group aims to fund all new lending through these stable funding sources.

Over the year, the Group has significantly improved its overall funding profile.  At 30 September 2012, the Group’s SFR was 83%, up 6 percentage points from 77% at 30 September 2011. This was largely the result of the Group’s strong focus during the year on attracting and retaining customer deposits.  Customer deposits as a percentage of total funding rose 6 percentage points over the year to 58%.  A further 16% of the Group’s total funding came from wholesale funding with a residual maturity greater than 12 months with an additional 2% sourced from securitisation and 7% from equity.

The improvement in the Group’s SFR was also due to a reduction in short term wholesale funding, which was down 5 percentage points over the year to 13% of total funding.  This was largely the result of the Group reducing its issuance of short term debt, as well as some impact from foreign exchange movements on offshore short term wholesale funding.

The Group’s deposit to loan ratio increased to 67.6%, up 510 basis points on 30 September 2011.  This reflects the trend of recent periods of loan growth being more than fully funded by customer deposits, with the Group’s customer deposits increasing $37.6 billion over the year and net loans increasing $17.8 billion.

Despite challenging conditions for much of the year, the Group continued to access longer term wholesale funding markets, supported by its high credit rating, well timed and executed transactions and ongoing investor contact.  The Group issued in a broad range of formats and currencies, including Tier 1 capital, subordinated notes, senior unsecured debt and secured debt, both domestically and offshore.  The Group also issued its inaugural Australian covered bond in December 2011 and in total completed $10.7 billion of covered bond issuance during the year.  In aggregate, the Group issued $32 billion of new term debt during 2012 plus a further $1.2 billion in Tier 1 capital, with a weighted average maturity of 4.3 years (excluding securitisation).  This was ahead of its 2012 term maturities and positions the Group well for 2013.

The table below illustrates the Group’s funding on a residual maturity basis. Further analysis of the funding view of the balance sheet is provided in Section 5 Note 22.

Funding by residual maturity

	As at 30 Sept 2012		As at 31 March 2012		As at 30 Sept 2011
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer Deposits	347,722	58	319,916	54	310,139	52
Wholesale funding - residual maturity
Securitisation	10,079	2	10,489	2	10,911	2
Greater than 12 months	97,212	16	96,997	16	96,536	16
Equity(1)	44,081	7	42,986	7	41,976	7
Stable Funding Ratio (SFR)	499,094	83	470,388	79	459,562	77
Less than 6 months	67,810	11	86,008	15	87,503	15
6 to 12 months	13,991	2	13,254	2	19,279	3
Long term to short term scroll(2)	21,333	4	23,755	4	27,041	5
Short term wholesale funding	103,134	17	123,017	21	133,823	23
Total funding(3)	602,228	100	593,405	100	593,385	100

Deposit to Loan Ratio

	As at 30 Sept 2012		As at 31 March 2012		As at 30 Sept 2011
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	347,722		319,916		310,139
Net loans	514,445	67.6	506,124	63.2	496,609	62.5

(1)         Equity less FX translation, Available-for-Sale Securities and Cash Flow Hedging Reserves.

(2)         Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

(3)         Including Equity as described in footnote 1. Hybrids in the amount of $2.0 billion have been included in wholesale funding.

Funding view of the balance sheet(1)

	As at 30 September 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	110,174	—	—	490,618	74,173	674,965
Total liabilities	—	(347,722)	(208,455)	—	(72,569)	(628,746)
Total equity	—	—	(1,970)	(44,081)	(168)	(46,219)
Total	110,174	(347,722)	(210,425)	446,537	1,436	—
Net loans(2)	43,108	—	—	471,337	—	514,445

	As at 31 March 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	101,255	—	—	489,309	63,368	653,932
Total liabilities	(236)	(319,916)	(228,526)	—	(60,379)	(609,057)
Total equity	—	—	(1,977)	(42,986)	88	(44,875)
Total	101,019	(319,916)	(230,503)	446,323	3,077	—
Net loans(2)	35,557	—	—	470,567	—	506,124

	As at 30 September 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	103,549	—	—	482,264	84,415	670,228
Total liabilities	(134)	(310,139)	(239,289)	—	(76,858)	(626,420)
Total equity	—	—	(1,982)	(41,976)	150	(43,808)
Total	103,415	(310,139)	(241,271)	440,288	7,707	—
Net loans(2)	33,384	—	—	463,225	—	496,609

(1)         Refer to Section 5 Note 22 for a detailed analysis of the funding view of the balance sheet. Liquid assets are defined as assets that are eligible for re-purchase agreements with the Reserve Bank.

(2)         Liquid assets in net loans include internally securitised assets that are eligible for repurchase agreements with the Reserve Bank.

3.5                               Capital and Dividends

	As at	As at	As at
Basel II	30 Sept 2012	31 March 2012	30 Sept 2011
Common equity capital ratio	8.4%	8.0%	8.1%
Tier 1 capital ratio	10.3%	9.8%	9.7%
Total regulatory capital ratio	11.7%	10.8%	11.0%
Risk weighted assets (RWA)	297,901	300,046	279,961

Tier 1 Capital Ratio Movement for the Second Half 2012

The Westpac Group’s Tier 1 capital ratio of 10.25% at 30 September 2012 was 44 basis points higher than the 31 March 2012 Tier 1 ratio. The increase in the ratio reflected organic capital generation and lower market related RWA.

The key drivers of the increase in Tier 1 ratio over the period included:

•                  Second Half 2012 Cash Earnings of $3.4 billion (114 basis point increase);

•                  Dividends payable, net of Dividend Reinvestment Plan (DRP)(1) (69 basis point decrease);

•                  RWA reduced by 1% (7 basis points increase) reflecting lower RWA for market risk, from reduced exposure to A$ interest rates; and lower IRRBB following an increase in embedded gain because interest rates fell. The small increase in credit RWA mostly related to changes in the measurement of off-balance sheet exposures, while operational risk RWA increased reflecting the finalisation of the new operational risk capital model; and

•                  Other movement is mainly due to Cash Earnings adjustments (refer to page 5 for details) (9 basis point decrease) and other minor capital movements (1 basis point increase).

Redemption of $1.3 billion of Tier 2 subordinated debt was replaced by $2.5 billion of new issuance in August 2012, resulting in an 86 basis point increase in Westpac’s total regulatory capital ratio during Second Half 2012.

(1)         DRP is calculated as the estimated DRP for the 2012 final dividend, and the difference between actual and estimated DRP for the 2012 interim dividend.

Tier 1 Capital Ratio Movement for the full year ended 30 September 2012

The Westpac Group’s Tier 1 capital ratio of 10.25% at 30 September 2012 was 57 basis points higher than the 30 September 2011 Tier 1 ratio. This reflected organic capital generation and new capital issuance exceeding the impact of Basel 2.5 implementation and growth in RWA.  It is important to highlight that the capital ratios have been measured using the new Basel 2.5 standards introduced 1 January 2012.  These standards principally involved changes in risk weighted assets applied to market risk and securitisation.  These changes had a negative impact on capital ratios of 34 basis points and 4 basis points respectively.  Accordingly, capital ratios for the full year should only be compared after considering the 38 basis point impact.

Outside the Basel 2.5 changes, the key drivers of the increase in the Tier 1 ratio over the period included:

•                  Full Year 2012 Cash Earnings of $6.6 billion (221 basis point increase);

•                  Dividends payable, net of DRP(1) (139 basis point decrease);

•                  RWA growth reflected the implementation of a new operational risk capital model (23 basis point decrease); credit risk growth mainly related to the measurement of off-balance sheet exposures (29 basis point decrease); lower market risk RWA following reduced exposure to A$ interest rates and higher embedded gain saw IRRBB reduce (27 basis point increase); and other asset risk RWA (5 basis point increase);

•                  The issuance of $1.2 billion of Tier 1 hybrid capital (39 basis point increase);

•                  The recognition of the 2012 component of St.George merger tax consolidation benefit (9 basis point increase);

•                 Other movement primarily due to Cash Earnings adjustments (refer to page 5 for details) (16 basis point decrease) and other capital movements (1 basis point increase).

Westpac redeemed $2.6 billion of Tier 2 subordinated debt, which were replaced by new issuance of $3.0 billion during the year which contributed to an increase of 61 basis points in the total regulatory capital ratio for the Full Year 2012.

(1)         DRP is calculated as the estimated DRP for the 2012 final dividend and the difference between actual and estimated DRPs for the 2011 final and 2012 interim dividends.

Basel III

On 28 September 2012, the Australian Prudential Regulation Authority (APRA) released new prudential standards for capital, which come into effect from 1 January 2013. These standards adopt the Basel Committee on Banking Supervision (BCBS) reforms, commonly known as Basel III, to the Australian Financial System. The chart below shows our estimated impact of the new rules on the Group’s common equity Tier 1 ratio.

APRA has confirmed it will continue with many of the national discretions currently applied under the current framework and as such capital ratios calculated under APRA’s standards are not directly comparable to those calculated under BCBS standards.

In moving to APRA’s Basel III standards the following changes to capital ratios will be applied:

•             capital deductions, where deductions previously applied to Tier 1 and Tier 2 capital on a 50/50 basis, and equity investments previously subject to thresholds, are now a 100% deduction against common equity;

•             the addition of two elements to RWA. The first element is a credit capital charge, known as the Credit Valuation Adjustment (CVA) and represents counterparty default risk. The charge is applied to credit derivative exposures and increases RWA. The second element is a credit multiplier, known as Asset Value correlation (AVC), which reflects the interconnected nature of financial firms. The multiplier is applied to Bank exposures and increases RWA; and

•             future expected dividend payments, previously deducted from capital on an accrual basis, are now deducted when declared.

Westpac’s preferred range for the common equity Tier 1 ratio calculated according to APRA’s Basel III prudential standards is 8-8.5%. Our range takes the following into consideration:

•            regulatory minimums and capital conservation buffer;

•             APRA’s proposed standards governing the capitalisation of financial conglomerates and insurance businesses, which we expect to have a modest effect;

•             stress testing to maintain an appropriate buffer in a downturn; and

•             quarterly volatility of capital ratios under Basel III associated with dividend payments.

The key differences between Australian implementation of new capital requirements and the BCBS standards are:

•             the treatment of deferred tax assets, investments in non-consolidated financial institutions, non-consolidated subsidiaries (NCS), equity investments in commercial entities held in the banking book and underwriting positions held more than 5 business days;

•             the mortgage risk weights are based on different parameters; and

•             APRA applies a RWA requirement for interest rate risk in the banking book, which is currently not considered under BCBS Basel III requirements.

These differences mean that Westpac’s common equity Tier 1 ratio would be higher if assessed using the BCBS standards. Our best estimate is that application of the fully harmonised Basel III standard would add 247 basis points to Westpac’s Common equity Tier 1 ratio. That would see our ratio at 10.63% at 30 September 2012.

Risk-weighted Assets

	Loans (per Section 5)			Basel II (Advanced / Standardised) RWA
	As at	As at	% Mov’t	As at	As at	% Mov’t
$m	30 Sept 2012	30 Sept 2011	Sept 11- Sept 12	30 Sept 2012	30 Sept 2011	Sept 11- Sept 12
Business purposes
On balance sheet	152,021	147,505	3	115,697	115,262	—
Off-balance sheet	—	—	—	55,574	47,344	17
Total business purposes	152,021	147,505	3	171,271	162,606	5
Consumer purposes
On balance sheet(1)	366,258	353,149	4	67,134	66,336	1
Off-balance sheet(1)	—	—	—	6,694	5,915	13
Total consumer purposes	366,258	353,149	4	73,828	72,251	2
Provision for impairment	(3,834)	(4,045)	5
Total credit risk	514,445	496,609	4	245,099	234,857	4
(% of total RWA)				82%	84%

Total on balance sheet credit risk				182,831	181,598	1
Total off-balance sheet credit risk				62,268	53,259	17

Equity risk				1,263	1,498	(16)
Market risk				12,087	8,433	43
Operational risk				26,757	19,611	36
IRRBB				10,234	11,823	(13)
Other assets				2,461	3,739	(34)
Total non-credit				52,802	45,104	17
(% of total RWA)				18%	16%
Total	514,445	496,609	4	297,901	279,961	6

The Westpac Group’s RWA increased by 6% during the year.   Of the 6% increase in RWA, $11.6 billion increase or 4% was due to the implementation of Basel 2.5 rules which added $1.2 billion to RWA associated with securitisation conduits (included in business off-balance sheet assets) and added $10.4 billion to RWA associated with market risk (because the VaR used to calculate RWA is based on a stressed VaR).

Other movements in RWA were driven by the following factors:

•             Credit RWA rose 4%, due to changes in the treatment of undrawn commitments arising from the annual update of our credit risk models (Consumer and Business off-balance sheet); and increase in Business off-balance sheet RWA arising from derivatives;

•             Equity risk fell 16% due to equity divestments;

•             Market risk decreased due to a reduction in exposure to $A interest rates;

•             Operational RWA rose 36% following the implementation of a new Group operational risk capital model;

•             IRRBB fell 13% predominantly due to higher embedded gain associated from lower interest rates; and

•             Other assets RWA fell 34% due a change in the treatment of accrued interest.

(1) Pacific Banking’s RWA are classified as consumer. RWA in Pacific Banking are calculated using the Standardised approach.

Capital Deduction for Regulatory Expected Credit Loss

For capital adequacy purposes, APRA requires the amount of Basel II expected credit losses in excess of eligible provisions to be deducted from capital. The following table shows how the deduction is calculated. In applying the capital deduction, 50% is deducted from Tier 1 capital and 50% is deducted from Tier 2 capital.

	As at	As at	As at
$m	30 Sept 2012	31 March 2012	30 Sept 2011
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 5 Note 11)	4,241	4,391	4,414
plus general reserve for credit losses adjustment	131	119	38
plus provisions associated with partial write-offs	706	699	559
less ineligible provisions(1)	(150)	(152)	(168)
less certain deferred tax assets	(708)	(731)	(746)
Total eligible provisions	4,220	4,326	4,097
Regulatory expected downturn loss(2)	5,758	5,944	5,877
Capital deduction in provisions for regulatory expected downturn loss	(1,538)	(1,618)	(1,780)
Deducted from Capital as follows:
Tier 1 reduction	(769)	(809)	(890)
Tier 2 reduction	(769)	(809)	(890)

The capital deduction for regulatory expected downturn loss has decreased as a result of:

•                  Total provisions for impairment charges have moderated in line with reducing stress particularly in the commercial property segment; and

•                  Decreased regulatory expected loss primarily reflecting lower early stage delinquencies in the residential mortgage portfolio;

•                  This has been slightly offset by a higher general reserve for credit losses from relatively longer-dated lending.

(1)         Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

(2)         Regulatory expected loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures.

Dividends

	As at	As at	Full Year	Full Year
Ordinary dividend (cents per share)	30 Sept 2012	31 March 2012	30 Sept 2012	30 Sept 2011
Interim (fully franked)	—	82	82	76
Final (fully franked) - determined dividend	84	—	84	80
Total ordinary dividend	84	82	166	156

The Directors have declared a fully franked final dividend of 84 cents per share, an increase of 4 cents per share or 5% over the 2011 final dividend.  Total dividends for the year of 166 cents per share represents an increase of 10 cents or 6% over the total dividends for the Full Year 2011.

The final dividend represents a payout ratio of 76% on a Cash Earnings basis for Second Half 2012.  The Full Year dividend of 166 cents represents a payout ratio of 77%.

The Group’s ability to continue to frank dividends remains very strong, with our adjusted franking account balance after allowing for the reduction in franking credits for the 2012 final dividend, at $1,029 million as at 30 September 2012.

The Group has also applied New Zealand imputation credits to the dividend of 8 cents (NZ) per share.  New Zealand imputation credits can be utilised by shareholders that are also New Zealand tax payers.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2012 final dividend via the issuance of new shares.

The Board has also determined that in relation to the 2012 final dividend, the market price at which new shares will be issued under the DRP will not include a discount. The pricing period for setting the market price will be the 10 trading days commencing 19 November 2012.

Common Equity Activity during Full Year 2012

With the exception of issuing ordinary shares to satisfy the DRP and employee share plans, there was no further equity issuance during Full Year 2012.

Residual Tier 1 Capital

As at 30 September 2012, Westpac had $5.6 billion of Residual Tier 1 capital instruments on issue.

On 23 March 2012, Westpac raised $1.2 billion of hybrid Tier 1 capital through the issue of 11,893,605 Westpac Convertible Preference Shares (Westpac CPS) at $100 each.

There were no redemptions of Residual Tier 1 capital instruments during the year. Total Residual Tier 1 capital represents 18% of net Tier 1 capital at 30 September 2012.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate.  Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged.  Hedges are executed on a pre-tax basis.

3.6                      Other Significant Developments

Commencement of new Chairman

On 14 December 2011, Lindsay Maxsted became Chairman of Westpac Banking Corporation following the retirement of Ted Evans AC. Mr Maxsted joined the Board in 2008 as an independent Director and Chairman of the Audit Committee.

New organisational structure

On 24 November 2011 Westpac announced a new organisational structure for the Westpac Group creating two new divisions:

•                  AFS which encompasses Westpac RBB, St.George, BTFG, and Banking Products and Risk Management; and

•                  Group Services encompassing Technology, Banking Operations, Property Services and Legal.

Consolidation of office space in Sydney and Melbourne

On 22 June 2012 Westpac announced that it had committed to a long-term lease at Sydney’s Barangaroo development, which is expected to be completed in 2015. Westpac will lease approximately 60,000 square metres at Barangaroo. The developer, Lend Lease, has also agreed to purchase two Westpac-owned buildings at 182 George Street and 33-35 Pitt Street. Once completed, it is expected that the new site will enable the Group to consolidate into two locations in the Sydney CBD — its existing head office at 275 Kent Street and Barangaroo.

On 9 December 2011 Westpac announced that it had committed to consolidate its Melbourne city office space from 360 and 367 Collins Street to a new building at 150 Collins Street, a joint development by APN Property Group and Grocon.

Liquidity

On 16 December 2010, the Basel Committee on Banking Supervision (BCBS) released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures; the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. Since there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a committed secured liquidity facility that can be used to meet the LCR requirement.

The timetable for implementing the liquidity standard schedules the LCR to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

In November 2011, APRA released for consultation a discussion paper outlining its proposed implementation of the Basel III liquidity reforms in Australia. However, until the final Australian standards are released, the full extent of the impact on the Westpac Group is uncertain.

Capital

On 16 December 2010, the BCBS released the final text of the Basel III capital framework. The framework was revised in June 2011 and incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

•                  an increase in the minimum common equity requirement from 2.0% to 4.5%;

•                  an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

•                  a capital conservation buffer at 2.5%, to be met with common equity; and

•                  a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital (subject to further BCBS guidance). The buffer is intended to be applied during times of excess credit growth.

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

On 28 September 2012, APRA released the four final revised capital adequacy standards that will govern the implementation of the Basel III capital framework in Australia. APRA is requiring Australian ADIs to meet the new minimum capital requirements from 1 January 2013 and has proposed that the capital conservation buffer apply in full from its introduction date of 1 January 2016. Westpac believes it is well placed to meet the new capital requirements within the timeframes proposed.

Westpac Convertible Preference Shares

On 23 March 2012, Westpac issued approximately $1.19 billion of new Tier 1 hybrid securities known as Westpac Convertible Preference Shares (Westpac CPS), which qualify as Non-innovative Residual Tier 1 capital of Westpac for regulatory capital purposes. Westpac CPS will also be eligible for transitional treatment as Additional Tier 1 capital under APRA’s Basel III capital adequacy framework.

Credit ratings

On 1 December 2011, Standard & Poor’s announced that, following changes to its criteria for assessing bank credit ratings globally, the ratings of the major Australian banks, including Westpac, were lowered by one notch. As a result, Westpac’s long-term, senior unsecured credit rating was assessed as AA- down from AA. The outlook for the rating is stable. Westpac’s short term credit rating was affirmed at A1+.

On 24 February 2012, Fitch Ratings advised that Westpac, along with the other major Australian banks, had its long-term senior unsecured issuer default rating downgraded to AA- down from AA. The outlook for the rating is stable. Westpac’s short-term issuer default rating was affirmed at F1+.

Systemically Important Financial Institutions (SIFI)

In November 2011, the BCBS published ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. This document announced the final methodology for determining Global Systemically Important Banks (G-SIBs), and the Financial Stability Board (FSB) named 29 G-SIBs that would be subject to higher capital requirements and greater oversight. No Australian bank has been named as a G-SIB based on the current methodology and data.

The G20 also directed the FSB to consider how to extend the framework to a broader set of SIFIs, including Domestic Systemically Important Banks (D-SIBs), and to make recommendations to the G20. On 12 October 2012, the BCBS issued the paper ‘A framework for dealing with domestic systemically important banks’. The paper sets out a principles based framework for regulating D-SIBs. However, until APRA develops the rules for implementing the framework in Australia, any impact on Westpac cannot be determined.

Recovery and resolution planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, with final plans delivered to APRA in mid-2012. APRA has indicated that it intends to extend its recovery planning program once the results of the pilot program have been analysed. The final form of any resulting requirements, the implications, and the timing for Westpac are at this stage unknown.

OTC derivatives reform

The over-the-counter (OTC) derivatives market is undergoing significant regulatory reform globally. The reforms aim to improve transparency, mitigate systemic risk and protect against market abuse in the OTC derivatives market by encouraging clearing through central counterparties, reporting to trade repositories, exchange trading where appropriate, and imposing higher capital requirements on non-cleared contracts.

Locally, the Council of Financial Regulators (APRA, ASIC, RBA and the Australian Treasury) issued a report on OTC Derivatives Market Reform Considerations in March 2012, which was followed by the release of the draft Corporations Legislation Amendment (Derivatives Transactions) Bill 2012, which creates a framework to allow the Minister for Financial Services and Superannuation to determine that mandatory obligations should apply to certain classes of OTC derivatives, requiring those classes to be reported, centrally cleared, and traded on suitable trading platforms.

Westpac is closely monitoring the local and international OTC derivatives reforms including regulatory changes being implemented by the US Commodity Futures Trading Commission under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and is actively engaging with regulators, trade associations, banks and clearing houses. Westpac is developing clearing, reporting and trade processing solutions to ensure that it is compliant with applicable global regulations within the required timeframes, including any foreign registration obligations. As both the international and local reforms are yet to be finalised, the full extent of the impact on the Westpac Group’s operations remains unclear.

Exception fees class action

On 16 December 2011 a class action was commenced against Westpac in the Federal Court of Australia on behalf of certain customers of Westpac. A second class action against Westpac, brought on behalf of certain customers of St.George Bank and BankSA, was commenced on 1 February 2012. The claims in both class actions allege that certain exception fees charged by Westpac prior to October 2009 were unlawful. The claims against Westpac form part of a series of class actions against a number of Australian banks initiated by the litigation funding company IMF (Australia) Ltd. Westpac intends to defend the proceedings. By agreement between the parties, the proceedings against Westpac are on hold until at least December 2012, pending developments in a related class action against another Australian bank.

Bell litigation

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. The defendant banks have applied for special leave to appeal to the High Court of Australia.

Tax developments

Following the Tax Forum conducted by the Australian Federal Government in Canberra on 4  and 5 October 2011, to discuss tax reform following the report from Australia’s Future Tax System Review (the Henry Review), the Deputy Prime Minister and Treasurer announced the appointment of a business tax working group to look at how the Australian tax system could be improved. Measures considered by this working group include the carry back of tax losses and the possible reduction of the corporate tax rate where it is funded by the business tax base broadening. The working group released a draft final report on 24 October 2012. The working group concluded that while there could be benefits associated with a cut in the company tax rate, they declined to make a recommendation as to how such a cut could be undertaken in a revenue neutral manner. This was based on a conclusion by the Group that there was a lack of agreement in the business community as to how to fund such a reduction in the corporate tax rate.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The consideration was whether these rules needed to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George in the money derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions).

In June 2012, the Government passed new legislation (Tax Laws Amendment (2012 Measures No.2) Act) that introduced a number of changes to the income tax law as it applied to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups. The new legislation:

•                  confirmed the tax treatment adopted by Westpac for the derivative assets and liabilities consolidated as part of the St.George Bank merger. This gave rise to a reduction in income tax expense of approximately $685 million for the 2010 financial year and approximately $1,110 million for the 2011 financial year, as previously announced in October 2010 and March 2011; and

•                  applied retrospective amendments to TOFA that applied to certain liabilities consolidated as part of the St.George Bank merger. This gave rise to an additional income tax expense of approximately $165 million for the 2012 financial year, as reported on 27 June 2012.

Changes to accounting standards

In continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures and the impairment and valuation of financial assets and lease accounting. The Group expects that there will be a number of new standards issued in the next three years that will require changes to our current accounting approaches.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

In response to the global financial crisis, legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial institutions, promote enhanced supervision, regulation, and prudential standards for financial institutions, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. Aside from the observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and the extra-territorial application, it is not possible to assess the full impact of the law and the regulations on our operations. However in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities are likely to be required.

Foreign Account Tax Compliance Act (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010.  The legislation and subsequent guidance require Foreign Financial Institutions (FFIs) (such as Westpac) to enter into an FFI agreement under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US owned foreign entities, or otherwise face 30% withholding tax on certain payments made to the FFI.  In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI agreement and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS.  This description is based on guidance issued to date by the IRS, including proposed regulations.  Future guidance may affect the application of FATCA to Westpac.  Given Westpac’s expectation that the FATCA provisions will be implemented in or near to their current form, substantial investment will be required to ensure that Westpac will be able to adhere to the FATCA requirements from a compliance and reporting perspective across all jurisdictions in which Westpac operates.

The IRS has published a Model Intergovernmental Agreement (the Model IGA) in connection with the implementation of FATCA.  The Australian Government is currently exploring the feasibility of entering into such an Intergovernmental Agreement (IGA) with the US.  If the Australian Government does enter into an IGA with the US, based on the Model IGA, Westpac would likely be able to report the required information relating to its Australian branches to the ATO, which would provide such information to the IRS under existing Exchange of Information protocols.  Further, Westpac’s Australian branches/affiliates would be relieved of the requirements to enter into an FFI Agreement with the IRS and to withhold from payments to, or close the accounts of, certain account holders at such branches/affiliates but will still be required to identify certain US accounts. While it is anticipated that such an IGA would reduce the compliance costs and operational burdens of FATCA for Westpac, there is no certainty that Australia will enter into an IGA with the US.  Moreover, even if such an IGA is entered into, Westpac currently expects that it will enter into an FFI agreement, as described above, with respect to its branches and affiliated FFIs not located in Australia or another country that has entered into an IGA.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Transfer of additional banking operations to Westpac New Zealand Limited on 1 November 2011

Until 1 November 2006, Westpac conducted its banking operations within New Zealand through a branch structure. On that date, and after extensive consultation with the Reserve Bank of New Zealand (RBNZ), Westpac adopted a dual registration operating model comprised of a locally incorporated subsidiary, WNZL, to conduct its consumer and business banking operations in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch), to conduct its institutional and financial markets operations.

Following an independent review of the structure of the operating model of Westpac’s business in New Zealand, the RBNZ, WNZL and Westpac reached agreement on changes to the operating model. As a result, and pursuant to the Westpac New Zealand Act 2011, the following assets and liabilities associated with certain business activities and associated employees were transferred from the NZ Branch to WNZL on 1 November 2011:

•                  institutional customer deposits;

•                  institutional customer transactional banking;

•                  institutional customer lending other than trade financing activities;

•                  debt capital markets activities carried out in assisting corporates to obtain funding, such as customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programme;

•                  corporate advisory; and

•                 institutional customer foreign currency accounts.

The NZ Branch has retained its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers, pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL and trading of capital markets products and foreign exchange as principal. In addition, the NZ Branch has retained its global intra-group financing functions, correspondent bank relationships, debt securities team activities, such as arrangement of commercial paper and bond programmes, and international business (including trade finance activities but excluding customer foreign currency accounts).

Open Bank Resolution (OBR)

The RBNZ released a consultation paper on OBR in March 2011. OBR contemplates a bank being open for business on the next business day following an insolvency event or event that triggered putting it under statutory management. The RBNZ’s consultation paper recommended that all locally incorporated banks with retail funding over NZ$1 billion participate in a pre-positioning process and therefore the policy will apply to WNZL. In the event of failure, a bank must be able to achieve certain outcomes which include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the next business day following the bank’s closure. Banks were required to submit detailed implementation plans to the RBNZ by 29 February 2012 and the RBNZ is requiring that they be fully pre-positioned for OBR by 30 June 2013. A new condition of registration to formally impose the OBR requirements is expected to be in place by the end of the calendar year and take effect from 1 July 2013.

Basel III

The RBNZ is adopting the core Basel III capital measures relating to new capital ratios, including the conservation buffer, and most of the recommendations relating to the definition of capital. Total Tier 1 capital will increase to 6.0% plus the conservation buffer of 2.5%. Tier 1 capital will need to include common equity of 7.0% (Tier 1 ratio of 4.5% and the conservation buffer). The countercyclical capital buffer is also being adopted and will be imposed when the RBNZ judges that excess private sector credit growth or rapid growth in asset prices is leading to a build-up of system-wide risk. The RBNZ is not specifying any upper limit on the countercyclical buffer. The leverage ratio is not being adopted. The RBNZ is implementing Basel III ahead of the Basel Committee on Banking Supervision’s (BCBS) and APRA’s timetable. The new capital ratios will come into effect on 1 January 2013. The conservation buffer will be implemented in full from 1 January 2014, in contrast to the BCBS’s Framework which proposes that the buffer be implemented over a three year period (from 2016). The countercyclical capital buffer will be able to be deployed from 1 January 2014.

Financial Markets Conduct Bill (FMCB)

The FMCB was introduced into the New Zealand Parliament in October 2011 and was reported back from Select Committee in early September 2012. It is expected to be passed in the first half of 2013. The FMCB represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance, and introduces new licensing and registration requirements. The new regime will do away with the existing prospectus/investment statement dual disclosure model and introduce a single product disclosure statement, supported by an online register of other material documentation. Much of the detail from the Bill has been left to be prescribed in regulations.

Credit law reform/responsible lending

The New Zealand Government is proposing to amend the Credit Contracts and Consumer Finance Act 2003 (CCCFA) by introducing a duty to lend responsibly. An exposure draft of the amendment Bill was released in April 2012. The Bill will provide for a regulatory responsible lending code and will strengthen existing consumer protections by changing current CCCFA provisions on disclosure, fees, hardship and ‘oppressive contracts’.

Reserve Bank of New Zealand (Covered Bonds) Amendment Bill

A bill that provides a legislative framework for the issuance of covered bonds by New Zealand registered banks was introduced into Parliament in May 2012 and is expected to be passed this year. New Zealand registered banks are currently permitted by the RBNZ to issue covered bonds and have conditions of registration which impose a limit on this issuance of 10% of total assets. However, the legislation will provide certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes. The Bill will require the registration of covered bond programs and provides for a transition period for the registration of existing covered bond programs.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

•                  Credit law reform — as part of the second phase of the credit law reforms, since 1 January 2012, credit providers have been required to produce Key Facts Sheets for standard home loans. Further reforms relating to credit cards commenced on 1 July 2012. These reforms include a credit card Key Facts Sheet, a minimum repayment warning on statements, a mandatory order of application of payments, over the limit notifications and a requirement for consent before sending written credit limit increase invitations. In addition, through the Consumer Credit and Corporations Legislation Amendment (Enhancements) Act 2012, amendments have been introduced to the regulation of reverse mortgages, hardship applications under the National Credit Code, short-term and small amount loans, consumer leases and other ‘enhancements’, most of which will commence 1 March 2013.

•                  Superannuation changes — the Government’s response to the Super System (Cooper) Review will require introduction of a new ‘MySuper’ product from 1 July 2013. MySuper is a low cost, simple superannuation product. A MySuper product will be the default investment option where investment choice is not elected by the member. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. All legislation to execute this reform agenda should be in force by the end of 2012. A project team has been created to assess the impact of these changes to our existing superannuation products and to ensure compliance with the new requirements.

•                  Financial advice changes — on 27 June 2012 the Government’s Future of Financial Advice (FOFA) reforms became law. Regulations were registered on 12 July 2012 and 2 October 2012, and further regulations are still expected. The FOFA reforms are aimed at improving consumer trust and confidence in, and the quality of, financial advice. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on volume-based shelf space fees, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms will commence for the Westpac Group on 1 July 2013. Certain aspects of the reforms, including an anti-avoidance provision and increased ASIC powers, commenced on 1 July 2012.

•                  Privacy law reform — the Privacy Act, first introduced in Australia in 1988, regulates how personal information is collected, used, disclosed and maintained by organisations. It also grants rights to individuals to access and request the correction of their personal information. The Privacy Amendment (Enhancing Privacy Protection) Bill 2012 has been passed by the House of Representatives and is currently before the Senate. This Bill contains new Australian Privacy Principles to replace the current National Privacy Principles and amends, among other things, how credit reporting is conducted.

•                  Proposed amendments to the Insurance Contracts Act — on 21 March 2012, the Insurance Contracts Amendment Bill 2011 was passed by the Australian Parliament, introducing a standardised definition of ‘flood’ for home and contents insurance policies and establishing additional mandatory disclosure requirements for home and contents insurance policies. In addition to those changes, the Government is currently reviewing the availability and affordability of flood insurance, while amendments to the Insurance Contracts Act 1984 (Cth) and related legislation may result in insurance contracts being subject to the ‘unfair contracts’ regime; updated duties of disclosure being imposed upon insurers; and the option of providing notices and documents under the Act electronically.

•                  The introduction of a new regulatory framework for personal property securities — on 30 January 2012 the Personal Property Securities Act (PPSA) commenced. The PPSA is a national personal property securities regime involving a single register and a uniform set of rules that replaces a wide range of complex State and Territory based legislation and registers. The PPSA regime has introduced fundamental changes to the treatment of security interests in personal property in Australia.

•                  Changes to APRA’s crisis management powers — on 12 September 2012 the Australian Federal Treasury released for public consultation a paper entitled Strengthening APRA’s Crisis Management Powers which seeks comments on a series of reform proposals directed at strengthening APRA’s crisis management powers. Proposals under consideration include providing APRA with the ability, in times of financial distress, to direct regulated entities (including Westpac) in relation to disclosure requirements and broadening APRA’s powers to issue other directions to regulated entities. If implemented, these proposals could impact on the regulatory framework applying to Westpac and its controlled entities. However, until final proposals are published and implemented, the full extent of the impact on us is uncertain.

•                  Covered bonds — on 13 October 2011, the Australian Parliament passed an amendment to the Banking Act 1959 permitting ADIs to issue covered bonds. Among other things, this legislation caps at 8% the value of an ADI’s assets in Australia that can be included in a cover pool supporting covered bonds.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

3.7                               Sustainability Performance

	As at	As at	As at
Sustainability Metrics	30 Sept 2012	31 March 2012	30 Sept 2011
Employee Voluntary Attrition(1)	9.9%	10.6%	11.5%
New Starter Retention(2)	84.8%	85.3%	83.8%
High Performer Retention(3)	95.9%	95.5%	95.3%
Lost Time Injury Frequency Ratio (LTIFR)(4)	1.9	2.3	2.5
Women in Leadership(5)	40%	38%	38%
Employee Engagement(6)	84%	n/a	81%

			% Mov’t			% Mov’t
Sustainability Metrics	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Scope 1 & 2 Emissions (tonnes) (CO2~e) - Aust and NZ(7)	94,349	91,185	(3)	185,534	184,124	(1)
Paper consumption (tonnes) - Aust and NZ(8)	3,151	2,879	(9)	6,030	6,262	4
Community Investment ($m) - Group	n/a	n/a		133	135	(1)
Community Contributions as a % of operating profit before income tax (Cash Earnings basis) - Group	n/a	n/a		1.4%	1.5%	(10bps )

In December 2011 the Board endorsed a sustainability strategy to anticipate and respond to the most pressing emerging societal issues where the bank has the skills and experience to make a meaningful, positive impact. We have identified three initial focus areas: anticipating the big shifts of demographic and cultural change; creating economic solutions to environmental challenges; and helping customers achieve sustainable financial futures in a changed landscape. This overall strategy and three focus areas are well embedded in our business planning processes, and are supported by ten objectives against which new targets have been established for FY2013.

An update on how Westpac is tracking against its existing FY2008-2013 sustainability objectives is provided below.

Performance highlights

Full Year 2012

•                  More than $4 million donated together by Westpac and employees to approximately 600 Australian based charities through our Matching Gifts program; and 85 microfinance loans totalling $34,000 donated through our Matching Loans program;

(1)

Employee Voluntary Attrition refers to the total voluntary separation of permanent employees / 12 month average total permanent headcount (includes full time, part time and maximum term employees). Excludes Pacific Banking.

(2)	Total New Starter retention / 12 month rolling New Starter headcount for the period (includes full time and part time permanent employees). Excludes Pacific Banking.
(3)	Total High Performer Retention / 12 month rolling High Performer headcount for the period (includes full time, part time permanent and maximum term employees). Excludes Pacific Banking.
(4)

Lost Time Injury Frequency Rate (LTIFR) measures the number of injuries or illnesses resulting in an employee being unable to work for a full scheduled day (or shift) where work was a significant factor, per one million hours worked. Excludes Pacific Banking.

(5)

Women in Leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Aligned to the Equal Opportunity for Women in the Workplace Agency (EOWA) standard.  Excludes Pacific Banking

(6)

Employee engagement score is determined through a voluntary employee survey conducted internally using Towers Watson’s licensed survey methodology and is a score of employee engagement levels at the time the survey is administered. 2011 data excludes Pacific Banking.

(7)

Refers to Scope 1 and 2 emissions in Australia and New Zealand. Full Year covers the period 1 July to 30 June, Half Year Sept covers the period 1 January to 30 June and Half Year March covers the period 1 July to 31 December. Prepared in line with the Greenhouse Gas Protocol, ISO 14064-1 standard, the National Greenhouse and Energy Reporting Act (2007) for Australia, and the Certified Emissions Measurement and Reduction Scheme (CEMARS) for New Zealand.

(8)

Total paper consumed (in tonnes) by Westpac Group as reported by its suppliers. Full Year covers the period 1 July to 30 June, Half Year Sept covers the period 1 January to 30 June and Half Year March covers the period 1 July to 31 December. Includes copy paper and printed materials, including direct mail and marketing documents. Australian figure also includes stationery, and kitchen and bathroom products.

•                  Westpac sponsored Diversity Council Australia’s ‘Mainstreaming Flexibility’ reports in March and August 2012 and formed a Gender Equality Partnership with the Melbourne Business School’s Centre for Ethical Leadership; Westpac exceeded its 2014 objective to achieve 40% of women in leadership roles;

•                  During Full Year 2012 Westpac launched an Employee Action Group to support greater inclusion of the GLBTi (gay, lesbian, bisexual, transgender and intersex) community;

•                  Westpac launched the Westpac-SunPower Flexi Loan providing a discounted interest rate for customers wishing to finance their solar products;

•                  Westpac was selected by the New South Wales Government to undertake a trial of Social Benefits Bonds providing $10 million over five years from the funds’ establishment date to support 550 families in need;

•                  Westpac exceeded its three-year Australian Employment Covenant (AEC) goal of recruiting at least 100 Australian Indigenous people by 30 September 2012 and is currently finalising more ambitious targets;

•                  An offshore validation program was implemented as part of the Sustainable Supply Chain Management framework to complement our current internal and external validation program;

•                  Full Year 2012 marked the first year of the Westpac Group and Financial Review Group ‘100 Women of Influence Awards’ partnership. A complementary internal employee program was launched to identify Westpac’s own internal inspiring women of influence;

•                 Ongoing volunteering and fundraising for the charitable funds which are supported by the Westpac Group and which distributed over $4 million in grants to not-for-profit organisations; and

•                  The Westpac Foundation, St.George Foundation, Bank of Melbourne Neighborhood Fund and BankSA & Staff Charitable Funds have formed the Family of Giving, making it possible for shareholders to be part of the important work of all four charitable funds through one easy way to donate.

External recognition of the Group’s sustainability activities

Features:

•                  Westpac was awarded the Equal Opportunity for Women in the Workplace Agency’s (EOWA’s) Employer of Choice for Women citation for 2012;

•                  Westpac was ranked amongst Corporate Knights 2012 Global 100 Most Sustainable Corporations in the world for the third year in a row. In 2012, Westpac ranked 7th. Westpac was the only Australian bank named in the list and was included along with only six other Australian companies;

•                  Received a score of 92% in the Dow Jones Sustainability Index - the strongest ever score for the Westpac Group;

•                  Named as one of the World’s Most Ethical Companies from 2008 — 2012 by the Ethisphere Institute;

•                  Listed in the CDP 2012 Global 500 Carbon Performance Leadership Index for the third year in a row;

•                  Included in the FTSE4Good Index;

•                  Attained the Oekom Prime status. A company is classified as “Prime” if it ranks among the world´s best companies within the same industry and fulfils the sector-specific minimum requirements defined by Oekom research (best in class);

•                  Voted Best Trading Company in Australasia in the global Environmental Finance Awards;

•                  Awarded the 2011 NZI Sustainable Business of the year in New Zealand by the Sustainable Business Network; and

•                  BT Wholesale Ethical Share Fund won the 2012 Money Manager of the Year award in the Ethical/Socially Responsible Investment category.

Update on objectives and performance

Customers

Update on objectives

•                  Top 3 regional player in carbon related markets by 2013;

Westpac Institutional Bank (WIB) offers a full range of financial solutions across regional carbon markets. Westpac has traded in the European carbon market since 2006 and is the largest financial intermediary and principal New

Zealand Unit (NZU) price maker in domestic currency. In November 2011, the Australian Government passed the Clean Energy Act, including the introduction of the Carbon Price Mechanism (CPM) from 1 July 2012. Westpac’s capabilities in carbon markets are well positioned to support the CPM and its future linkage with the EU ETS.

WIB has also developed a comprehensive range of financing solutions for clients impacted by the carbon price. This includes the Energy Efficient Equipment Lease launched in February 2012, providing finance for the procurement and financial management of more efficient equipment.

Westpac provides over $3 billion in finance for environmental activities such as renewable energy, greening the property sector or water and waste management activities. Of Westpac’s institutional Infrastructure and Utilities portfolio, direct or indirect exposures to electricity generation activities across Australia and NZ were $2,795 million at 30 September 2012 (up from $2,565 million as at 30 September 2011).  Of this amount, over 50% can be directly or indirectly attributed to Hydro and Renewables exposures in either lending or other product exposures.

•                  To be ranked as the top 1 and 2 for Net Promoter Score (NPS) in Australia amongst the major banks and St.George, and achieve scores of +1 for retail and -12 for business in Westpac New Zealand;

St.George continues to be ranked 1 for NPS(1) amongst the major banks for business customers(2), while Westpac is currently ranked 3. St.George and Westpac also hold these ranks in the SME business segment, while in the Commercial business segment St.George and Westpac are currently ranked 3 and 2 respectively(3). For consumer NPS(4) St.George and Westpac are currently ranked 1 and 4 respectively amongst the major banks. In the Affluent segment, Westpac holds 5th place.

While the NZ retail NPS has steadily improved the target has not yet been met. The target has been revised from 2011, as we are now using a business unit NPS measure.

Next year we will adopt “Growth in MyBank customers” as a more appropriate measure to assess our progress on driving deep and enduring customer relationships (one of our key strategic objectives). MyBank customers have a quality and frequent transaction relationship with us and at least two additional quality financial needs met.

Employees

Update on objectives

•                  To increase the percentage of women in leadership roles to 40% by the end of 2014;

We have built a recognised market leading position for Women in Leadership and as at 30 September 2012, 40% of leadership roles are filled by women against our FY12 target of 38.5% and from a base of 33% in early 2010.

This momentum is driven by: the implementation of detailed business unit action plans that are reviewed quarterly; strengthening the focus on key HR processes including recruitment and talent management; regularly reviewing pay equity outcomes and the implementation of action plans to address areas where inequities exist; expanding the range of Women in Leadership development programs and increasing participation by 27.5% in 2012; increasing the participation of women in core leadership development and high potential programs; launching an internal employee awards program to identify Westpac Group’s 10 Women of Influence; launching the market leading 100 Women of Influence Awards in partnership with the Australian Financial Review; partnering with UN Women to celebrate International Women’s Day, and sponsoring programs to promote thought leadership and community involvement.

•                  Implement initiatives to address the outcomes of our Diversity Audit;

In addition to our focus on Women in Leadership, Westpac continues to build momentum in our broader Diversity Program including:

•                  The development of a roadmap to enhance workplace flexibility. Market leadership in flexibility will significantly support our goals of creating a more agile, engaged and productive workforce. Westpac has many market leading flexibility practices in place and is well positioned to take an industry leading position;

(1)

Net Promoter Score (NPS) is calculated by subtracting percentage of customers who are Detractors (rating 6 or less out of 10 for likelihood to recommend) from Promoters (rating of 9-10), which excludes non-responses ie. Respondents who did not provide a rating at all.

(2)	DBM Consultants; 6 month average, February 2012 — September 2012 (n=7,837).
(3)	DBM Consultants; 6 month average, February 2012 — September 2012 (SME n=4,868; Commercial n=1,588)
(4)

Source: Roy Morgan Research, Overall Consumer 6 month rolling average to September 2012, Australians Aged 14+. Net Promoter ScoreSM and NPSSM is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc, and Mr. Frederick Reicheld.

•                  Continuing our commitment to Indigenous communities in Australia, New Zealand and the Pacific.  Westpac’s second Reconciliation Action Plan (RAP) was launched in Australia during July 2012. The RAP sets out our intentions and specific goals for supporting Aboriginal and Torres Strait Islander peoples and their communities. Our approach continues to revolve around a range of initiatives to address the educational, financial and employment disadvantages faced by Indigenous people, as well as meeting their specific banking needs;

•                  Building strength in making our workplace accessible to all including people with disabilities.  In Full Year 2012 we have focused on delivering on the promises in our Accessibility Action Plan. A refreshed Accessibility Action Plan is currently being developed and will be released in the second quarter of 2013;

•                  Refreshing our mature age strategy to further cement Westpac Group’s position as an employer of choice and fully optimise the benefits of greater workplace participation by mature age employees. The refreshed strategy outlines enhancements to our current offering in the areas of Career Development; Talent Management; and Retirement Planning;

•                  Supporting greater inclusion of the GLBTi (gay, lesbian, bisexual, transgender and intersex) community through the establishment of an Employee Action Group (EAG), commemoration of International Day Against Homophobia and Transphobia and the implementation of training to support inclusive and non discriminatory language.  The Employee Action Group was successfully launched at a group wide event that featured the Hon. Michael Kirby as guest speaker in September 2012; and

•                  Extending the range of EAG. EAGs form a critical component of our diversity program by providing employees with a vehicle to directly contribute to the development of policies and practices to promote a more diverse and inclusive workplace. We now have seven EAGs, each sponsored by an Executive Team member, covering: Accessibility; Indigenous; Youth; Mature Age; Women; Flexibility; and GLBTi.

A comprehensive Diversity Program has been scoped for 2013 that will support our strategy and continue to maintain a leading position for Westpac in Women in Leadership.

Community

Update on objectives

•                  Reduce Scope 1 and 2 emissions by 30% on 2008 levels by 2013;

Emissions are currently tracking below pre-2008 levels but are above the levels required to meet the 2013 five year target.

•                  Embed organisational mentoring into operational processes by 2013;

Organisational mentoring is now fully embedded into operational processes. In Full Year 2012, there were approximately 75 active participants supporting approximately 30 not-for-profit organisations, social enterprises and social sector projects.  Organisational mentoring is also being utilised by employees as a unique development opportunity in addition to providing meaningful community support.

•                  Provide the Managing Your Money Program to 45,000 New Zealanders by 2013; and Implement financial literacy education for small and medium sized (SME) customers in New Zealand;

Since launching ‘Managing Your Money’ in 2006, over 63,000 New Zealanders have participated in the workshops and on-line tutorials, and 137 employees have been trained to deliver the program. Building on this success, Westpac launched a new program in Full Year 2012 aimed at the SME market.

•                  Launch a major initiative to help address social disadvantage;

In its second year, the Group’s partnership with Mission Australia provided funding for specific projects to help address family homelessness in Australia including a national research project with the goal to enhance the wellbeing of homeless children and a new Mission Australia Centre in Kingswood (NSW), which will provide accommodation options and support services for families in need.

Westpac Group, in a consortium with The Benevolent Society (TBS) and Commonwealth Bank of Australia, was selected by the New South Wales Government to undertake a trial of Social Benefits Bonds with the aim of helping families in need. Social Benefit Bonds aim to involve the private sector in the provision of certain social services with the Government promising to pay back the value of the bonds at the end of the term based on the effectiveness of the program funded. The bonds, which would be the first of their kind in Australia, will provide $10 million to fund the establishment of a Family Preservation Service, supporting 550 families over five years.

Business

Update on objectives

•                  Consideration of Environmental Social and Governance (ESG) issues incorporated into relevant risk management policies, practices and decision making processes by 2013;

In Full Year 2012, the Group’s ESG Risk Management Framework, ESG Credit Risk Policy and suite of position statements were reviewed and updated to ensure that ESG considerations are embedded more consistently across the Group’s activities. ESG risk management training sessions were also conducted during Full Year 2012 for risk and credit managers.

•                  Responsible lending and investment practices embedded in key processes by 2013;

The Group’s Principles for Responsible Lending were updated in Full Year 2011 and continue to be practiced in Full Year 2012. Our responsible investment practices are led by our wealth management business, BT Financial Group (BTFG), which is a signatory to the United Nations Principles of Responsible Investment (UN PRI). These principles commit institutional investors to incorporate ESG considerations into investment analysis, decision making and ownership priorities. As part of our commitment to the UN PRI BTFG participated in a voluntary pilot of the UN PRI’s new reporting framework. The new reporting framework is structured according to implementation approach and asset class, and has been tailored to different investment approaches. Progress against this objective also continues in the Advance Asset Management business where the development of an ESG Research Framework saw further embedding of ESG factors into the investment process, manager selection and new mandates.

FULL YEAR RESULTS 2012

DIVISIONAL

RESULTS

4.0                               DIVISIONAL RESULTS

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been revised and may differ from results previously reported. Results below are presented on a Cash Earnings basis.

Our internal transfer pricing framework attributes value between divisions. Its primary attributes are:

•                  Treasury funding product balances are fully transfer priced at inter-bank rates according to the tenor of the underlying transactions; and

•                  Overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

Organisational Changes

During Second Half 2012 the Group updated its approach on how capital is allocated and how transfer pricing is determined.

These new models have been designed to better align the Group’s economic capital and pricing approaches to the new regulatory requirements, especially minimum prudential capital and liquidity requirements. The models also take into account the changed funding markets, especially higher marginal deposits and term wholesale funding costs.

During First Half 2012 the Group also transferred management responsibility for:

•                  The Equities business from WIB to BTFG;

•                  RAMS from Westpac RBB to St.George; and

•                  The New Zealand Institutional banking business transferred from WIB to Westpac New Zealand. Refer page 55 for further information on this transfer.

First Half 2012, and Full Year 2012 and Full Year 2011 results have been prepared on the basis that transfers and methodology changes took place on 1 October 2010.

4.1                               Australian Financial Services

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations.  It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group Australia (BTFG). AFS also includes the product and risk responsibilities for Australian Banking.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	4,424	4,270	4	8,694	8,534	2
Non-interest income	1,762	1,637	8	3,399	3,253	4
Net operating income	6,186	5,907	5	12,093	11,787	3
Operating expenses	(2,796)	(2,757)	(1)	(5,553)	(5,415)	(3)
Core earnings	3,390	3,150	8	6,540	6,372	3
Impairment charges	(399)	(464)	14	(863)	(936)	8
Operating profit before tax	2,991	2,686	11	5,677	5,436	4
Tax and non-controlling interests	(869)	(810)	(7)	(1,679)	(1,624)	(3)
Cash Earnings	2,122	1,876	13	3,998	3,812	5

Economic profit	1,782	1,529	17	3,311	3,281	1
Expense to income ratio	45.2%	46.7%	150bps	45.9%	45.9%	—
Net interest margin	2.24%	2.19%	5bps	2.22%	2.25%	(3bps )

	$bn	$bn		$bn	$bn
Deposits
Term deposits	113.7	111.3	2	113.7	98.5	15
Other	125.6	114.4	10	125.6	115.8	8
Total deposits	239.3	225.7	6	239.3	214.3	12
Net loans
Mortgages	315.9	309.6	2	315.9	304.0	4
Business	77.9	76.6	2	77.9	76.5	2
Other	18.2	18.2	—	18.2	18.0	1
Total net loans	412.0	404.4	2	412.0	398.5	3
Total assets	436.8	429.2	2	436.8	422.8	3
Total committed exposure	495.5	483.9	2	495.5	458.4	8
Consumer lending (mortgages) third party origination	43%	38%	large	41%	34%	large

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Westpac Retail and Business Banking	1,113	1,001	11	2,114	1,850	14
St.George Banking Group	657	574	14	1,231	1,233	—
BT Financial Group (Australia)	352	301	17	653	729	(10)
Total Cash Earnings	2,122	1,876	13	3,998	3,812	5

4.1.1                     Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac brand.  Activities are conducted through Westpac RBB’s network of branches and business banking centres and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines (ATMs) and internet and mobile channels.  The majority of revenue from wealth products sold to Westpac RBB customers is included in BTFG’s financial results.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	2,687	2,617	3	5,304	5,166	3
Non-interest income	603	581	4	1,184	1,091	9
Net operating income	3,290	3,198	3	6,488	6,257	4
Operating expenses	(1,530)	(1,549)	1	(3,079)	(3,087)	—
Core earnings	1,760	1,649	7	3,409	3,170	8
Impairment charges	(211)	(218)	3	(429)	(547)	22
Operating profit before tax	1,549	1,431	8	2,980	2,623	14
Tax and non-controlling interests	(436)	(430)	(1)	(866)	(773)	(12)
Cash Earnings	1,113	1,001	11	2,114	1,850	14

Economic profit	972	867	12	1,839	1,612	14
Expense to income ratio	46.5%	48.4%	190bps	47.5%	49.3%	180bps
Net interest margin	2.25%	2.21%	4bps	2.23%	2.26%	(3bps	)

	$bn	$bn		$bn	$bn
Deposits
Term deposits	59.1	58.9	—	59.1	51.7	14
Other	79.4	72.9	9	79.4	73.4	8
Total deposits	138.5	131.8	5	138.5	125.1	11
Net loans
Mortgages	195.3	192.6	1	195.3	188.8	3
Business	46.1	44.8	3	46.1	44.4	4
Other	8.9	9.0	(1)	8.9	8.9	—
Total net loans	250.3	246.4	2	250.3	242.1	3
Total assets	255.3	251.6	1	255.3	247.0	3
Total committed exposure	310.1	302.3	3	310.1	296.9	4

	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Credit Quality
Mortgage delinquencies > 90 days	0.48%	0.52%	0.52%	0.60%
Other consumer loans delinquencies > 90 days	0.99%	1.27%	1.22%	1.33%
Business impaired assets to total committed exposure	1.07%	1.04%	0.93%	1.00%

	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Net Promoter Score (NPS)(1)
Westpac - Affluent(2)	(18)	(25)	(17)	(22)
Westpac - Commercial(3)	(4)	(1)	3	(1)
Westpac - SME(3)	(17)	(12)	(10)	(17)
Peer group - Affluent(4)	(16)	(20)	(16)	(23)
Peer group - Commercial(4)	(5)	(6)	(6)	(10)
Peer group - SME(4)	(18)	(18)	(17)	(23)

Financial Performance

Second Half 2012 - First Half 2012

•                  Strong result benefiting from the Westpac Local strategy with Cash Earnings growth of 11% and core earnings rising 7%;

•                  A disciplined performance with sound margins, strong non-interest income, a decline in expenses and a small fall in impairments; and

•                  Strengthened franchise while maintaining momentum with improved customer deposit to loan ratio, increase in customers, a further rise in products per customer, and higher revenue per employee.

Westpac RBB delivered Cash Earnings of $1,113 million, up $112 million, or 11%.  Core earnings were up 7% at $1,760 million.

A feature of Westpac RBB’s strong performances is the Westpac Local strategy that continues to improve both the capability and capacity of the front line.  This performance has been repeated in Second Half 2012 with the franchise delivering stronger earnings from disciplined balance sheet growth, deeper customer relationships and an improvement across a number of key metrics over the half including:

•                  Customer deposit to loan ratio improved 180 basis points to 55.3%;

•                  Customer numbers have continued to increase, up 1% or 77,000;

•                  Customers with 4+ products has risen 70 basis points to 30.2%, with particular success in the cross-sell of BT Super for Life and general insurance products;

•                  High customer retention rate of 97.6% overall with high performance in our key segments of SME, Commercial and Affluent;

•                  Revenue per FTE was up 7%;

•                  Rated in top two of the major banks in NPS across SME, Agribusiness and Commercial; and

•                  Employee engagement up 4 percentage points to 89%, well ahead of global high performance norm.

Net interest income increased 3% with average interest-earning assets rising 1% and margins improving:

•                  Interest margins rose 4 basis points to 2.25%:

•    Lending spreads increased 15 basis points, mostly from the full period impact of the repricing of mortgages in First Half 2012 to better recover increased funding costs; and

(1)         Net Promoter ScoreSM and NPSSM is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc. and Mr Frederick Reichheld.

(2)         Affluent NPS Source: Roy Morgan Research. Metric based on six month rolling average. Affluent NPS = NPS of main financial institution, aged 25-59 & household income $100k+ or aged 60+ & household income $50k+ or aged 14+ & banking & finance (excluding WB super) footings $400k+.

(3)         DBM Consultants Business Financial Services Monitor: 6 month average; Net Promoter Score is calculated by subtracting the percentage of Total Detractors (0-6) from the percentage of Promoters (9-10), who answer the following question: “Please use a scale ranging from 0 to 10, where 0 means ‘extremely unlikely’ and 10 means ‘extremely likely’.  How likely would you be to Recommend (MFI) to others for business banking?  All businesses. SME NPS = NPS of main financial institution. All businesses with annual turnover under $5 million (excluding Agricultural business). Commercial NPS = NPS of main financial institution. All businesses with annual turnover over $5 million and under $100 million (excluding Agricultural business).

(4)         Peer group is the weighted average of the Big 4 Banks. Weighted Big 4 average includes: WBC, ANZ, CBA and NAB 6 month moving average.

•    Deposit spreads were lower due to more competitive pricing and the full period impact of strong growth in lower margin term deposits in First Half 2012.

•                  Lending up $3.9 billion (or 2%):

•    Achieved balanced growth in mortgages with outstandings rising $2.7 billion or 1% without leading on price:

•             Mortgages written through the Westpac network accounted for 56% of flows over the half; and

•             Mortgage growth impacted by a higher level of accelerated repayments.

•    Business lending increased $1.3 billion (or 3%) with much of the growth in term lending in the SME sector in Victoria and Western Australia.

•    Other consumer lending decreased $0.1 billion (1%) with growth in personal lending offset by a decline in credit card balances due to the run-off in the Ignite credit card portfolio.

•                  Deposits more than fully funded loan growth, increasing $6.7 billion (up 5%) in line with system growth of 5%:

•    Growth was mostly in reward saver products $5.4 billion, transaction accounts $1.8 billion following increased efforts to deliver more flexible solutions for customer’s everyday deposit and savings needs.  Term deposits balances were little changed in the half.

Non-interest income was up $22 million (4%):

•                  Strong collaboration with WIB has contributed to a rise in financial markets income from customers seeking to manage foreign exchange and interest rate risks;

•                  An increase in business lending line fees, which have been gradually repriced to more appropriately reflect the cost of providing business facilities;

•                  Good wealth cross-sell was also a feature of the result, although most of the income is recorded within BTFG; and

•                  These were partly offset by seasonally lower credit card income from reduced credit card reward activity.

Operating expenses decreased $19 million (down 1%):

•                  Productivity has continued to be a focus leading to a reduction in around 460 FTE over the half.  Major efficiency gains have been achieved through:

•       Implementation of the Spider (Teller) and Unity (Call centre) platforms has enabled a streamlining of service and support roles;

•       The AFS restructure has driven synergies in support, contact centre and other head office functions; and

•       Improved banker productivity and lower credit growth has led to a reduction in roles related to home lending, providing capacity for an increase in broader sales roles.

•                  These declines were partially offset by normal salary increases and higher expenses associated with investment including SIPs project amortisation.

Impairment charges fell $7 million with lower consumer impairment charges partially offset by a rise in business impairment charges:

•                  Consumer impairment charges declined $29 million:

•       Mortgage 90+ day delinquencies were down 4 basis points to 48 basis points primarily due to consumers remaining cautious and strengthening their balance sheets; and

•       Other consumer delinquencies were down 28 basis points to 99 basis points largely driven by lower credit card and personal loan delinquencies.

•                  Business impairments increased $22 million mostly due to the review of provisioning for existing facilities and some increase in customer financial stress in the retail sector.

Full Year 2012 — Full Year 2011

•                  The Westpac Local strategy continued to deliver with Cash Earnings growing 14% and core earnings rising 8%. The result was supported by non-interest income, well managed expenses and a fall in impairment charges.

Westpac RBB delivered Cash Earnings of $2,114 million, up $264 million, or 14%.  Core earnings were up 8% at $3,409 million.

Net interest income increased 3% with average interest earning assets rising 4% and margins declining:

•                  Margins fell 3 basis points to 2.23%:

•       Lending spreads increased 17 basis points, mostly from the repricing of mortgages and business loans to better reflect higher funding costs; and

•       Deposit spreads were lower due to both more competitive pricing, particularly in term deposits, and mix impacts with strong growth occurring in the higher interest rate term deposits.

•                  Lending up $8.2 billion (or 3%):

•       Mortgages accounted for the majority of lending growth, rising $6.5 billion (up 3%);

•             Mortgages written through the Westpac network accounted for 56% of flows over the year; and

•             Mortgage growth was impacted by higher levels of accelerated repayments.

•       Business lending increased 4% over the period mostly in term lending with sound growth across commercial and SME lending with relatively stronger growth in Victoria and Western Australia; and

•       Other consumer lending was flat.

•                  Deposits increased $13.4 billion (up 11%) relative to system growth of 8%:

•       Term deposits increased $7.4 billion (up 14%), mostly in the first half of the year; and

•       Other deposits were up $6.0 billion (up 8%) driven by growth in consumer (reward saver/transactional) and business deposits, partly offset by a decline in online deposits as the business chose not to match higher market rates including those associated with our new RAMS online offer.

Non-interest income was up 9% reflecting:

•                  An increase in business lending fees, which have continued to be repriced to more appropriately reflect the cost of providing business facilities; and

•                  A rise in financial markets income related to growth in customers managing interest rate risk.

Operating expenses decreased $8 million:

•                  Improving productivity was a key focus over the year with a range of initiatives implemented to streamline roles and tightly manage variable expenses.  These initiatives contributed to over $31 million in savings and a reduction of almost 800 roles and included:

•       The implementation of the Spider and Unity platforms streamlining activity;

•       The AFS restructure has driven synergies in head office and support costs;

•       Lower credit growth and improved productivity has reduced the need for resources supporting housing lending; and

•       Disciplined management across all variable costs including professional services, printing and travel contributed around $13 million in cost savings.

•                  These savings were partially offset by normal salary increases processed in January and a rise in investment related spending, particularly amortisation of technology investments.

Impairment charges fell $118 million (22%) with lower consumer and business impairment charges:

•                  Consumer impairment charges declined $89 million;

•       Mortgage 90+ day delinquencies were down 4 basis points to 48 basis points primarily due to healthier household balance sheets;

•       Other consumer delinquencies were down 23 basis points to 99 basis points largely driven by cautionary consumer behaviour and a strong performance from our collections activities; and

•                  Business impairments decreased $29 million mostly due to lower stressed assets.

4.1.2                     St.George Banking Group

St.George Banking Group (St.George) is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands.  RAMS is a financial services group specialising in mortgages and online deposits.  Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.  The majority of revenue from wealth products sold to St.George customers is included in BTFG’s financial results.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	1,522	1,444	5	2,966	2,930	1
Non-interest income	285	280	2	565	549	3
Net operating income	1,807	1,724	5	3,531	3,479	1
Operating expenses	(678)	(663)	(2)	(1,341)	(1,323)	(1)
Core earnings	1,129	1,061	6	2,190	2,156	2
Impairment charges	(193)	(240)	20	(433)	(393)	(10)
Operating profit before tax	936	821	14	1,757	1,763	—
Tax and non-controlling interests	(279)	(247)	(13)	(526)	(530)	1
Cash Earnings	657	574	14	1,231	1,233	—

Economic profit	518	428	21	946	1,017	(7)
Expense to income ratio	37.5%	38.5%	100bps	38.0%	38.0%	—
Net interest margin	2.16%	2.08%	8bps	2.12%	2.15%	(3bps)

	$bn	$bn		$bn	$bn
Deposits
Term deposits	40.4	38.4	5	40.4	33.9	19
Other	40.5	36.0	13	40.5	36.9	10
Total deposits	80.9	74.4	9	80.9	70.8	14
Net loans
Mortgages	110.2	106.8	3	110.2	105.1	5
Business	30.5	30.5	—	30.5	30.8	(1)
Other	6.9	6.5	6	6.9	6.1	13
Total net loans	147.6	143.8	3	147.6	142.0	4
Total assets	154.6	150.9	2	154.6	149.6	3
Total committed exposure	167.6	163.8	2	167.6	161.5	4

	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Credit Quality
Mortgage delinquencies > 90 days	0.58%	0.60%	0.53%	0.52%
Other consumer loans delinquencies > 90 days	1.34%	1.45%	1.12%	1.39%
Business impaired assets to total committed exposure	2.98%	3.05%	3.51%	3.50%

	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Net Promoter Score (NPS)(1)
St.George - Consumer(2),(3)	0	(1)	(2)	(4)
St.George - Business(3),(5)	1	(3)	(5)	5
Peer group - Consumer(2),(4)	(9)	(12)	(10)	(17)
Peer group - Business(4),(5)	(16)	(16)	(15)	(22)

Financial Performance

Second Half 2012 — First Half 2012

•                  Reinvigorated strategy generated improved momentum in Second Half 2012 with Cash Earnings growth of 14% and core earnings rising 6%.  All brands: St.George; BankSA; Bank of Melbourne; and RAMS contributed to the good momentum;

•                  The result was supported by solid net interest income, well managed expenses and a 20% fall in impairment charges; and

•                  Solid improvement across all key metrics including the deposit to loan ratio, rising customer numbers, increasing products per customer and higher revenue per FTE.

St.George delivered Cash Earnings of $657 million in Second Half 2012, up $83 million, or 14%.  Core earnings were up 6% at $1,129 million.

With the repositioning of the St.George business now complete (including a reduction in commercial property lending), the division has reinvigorated its strategy, building on its position as a local/regional alternative to the major banks and generating improved momentum.  The success of this change has been reflected in a pick-up in balance sheet growth and improvement across a number of key metrics over the half including:

•                  Deposit to loan ratio improved 310 basis points to 54.8%;

•                  Customer numbers have continued to increase, up 2.3%;

•                  Customers with 4+ products has risen 110 basis points to 28.6%;

•                  Revenue per FTE up 5%; and

•                  Continuing to lead the major banks in NPS scores across both consumer and business;

Net interest income increased 5% with average interest-earning assets rising 1% and margins improving:

•                  Margins increased 8 basis points to 2.16%:

•             Lending spreads increased 18 basis points, mostly from repricing completed in Second Half 2012; and

•             Deposit spreads were lower due to more competitive pricing, and mix impacts from strong growth in lower margin deposits, including term deposits and online.

•                  Lending up $3.8 billion (or 3%):

•             Mortgages accounted for majority of loan growth, rising $3.4 billion (up 3%):

•             Strongest growth was seen in the St.George brand (up $1.5 billion) and Bank of Melbourne (up $1.2 billion) with good growth in RAMS with its portfolio rising $0.5 billion; and

•             Growth in mortgages was achieved across both the proprietary and third party channels.

•             Business lending was flat over Second Half 2012; and

(1)	Net Promoter ScoreSM and NPSSM is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc. and Mr Frederick Reichheld.
(2)	Consumer NPS source: Roy Morgan Research. Metric based on the six month rolling average. Consumer NPS = NPS of main financial institution, aged 14+.
(3)	St.George - includes St.George Bank, Bank of Melbourne (from August 2011), BankSA, Advance Bank, Dragondirect and RAMS (from January 2012).
(4)	Peer group is the weighted average of the Big 4 Banks. Weighted Big 4 average includes WBC, ANZ, CBA and NAB 6 month moving average.
(5)	Source: DBM Consultants Business Financial Services Monitor. Metric based on the six month rolling average. All Australian businesses.

•             Other consumer lending increased $0.4 billion (up 6%) mainly due to fixed term personal loans.

•                  Deposits increased $6.5 billion (up 9%) relative to system growth of 5%:

•             Growth was driven by online deposits (up $4.8 billion) including our new RAMS online account, launched in May 2012, generating over $1.1 billion in deposits;

•             Term deposits, primarily from businesses, increased $2.0 billion; and

•             Savings deposits were $1.4 billion lower with some customers switching to online accounts.

Non-interest income was up 2%:

•                  Good growth in credit card transaction fees including foreign purchases partially offset by softer merchant fees; and

•                  Ongoing repricing of business line fees to better reflect the cost of these facilities.

Operating expenses increased $15 million (up 2%):

•                  Most of the rise in expenses related to the investment in Bank of Melbourne including increased employee expenses, higher occupancy costs and a rise in advertising.  Costs associated with project amortisation also increased;

•                 Launch of new deposit products in RAMS added to advertising costs; and

•                  Excluding this investment, expenses were lower, including a fall in restructuring costs and benefits associated with creation of the AFS structure.

Impairment charges fell $47 million (down 20%) with lower consumer impairment charges partially offset by higher business impairment charges:

•                  Consumer impairment charges declined $60 million:

•             Mortgage 90+ day delinquencies were down 2 basis points to 58 basis points primarily due to improvements in RAMS’ portfolio as a result of focus on collection activities; and

•             Other consumer delinquencies were down 11 basis points to 134 basis points largely driven by cautious consumer behaviour.

•                  Business impairment charges increased $13 million mostly due to lower write-backs in Second Half 2012.

Full Year 2012 — Full Year 2011

•                  St.George Cash Earnings were little changed (down $2 million) with a $34 million increase in core earnings (up 2%) offset by higher impairment charges; and

•                  The year was one of two distinct halves with First Half 2012 continuing to feel the impacts of the repositioning of the business and restructuring associated with the creation of AFS.  In Second Half 2012, with this repositioning complete, the business demonstrated improved momentum and good success in deepening relationships.

St.George delivered flat Cash Earnings of $1,231 million.  Core earnings were up $34 million (up 2%) at $2,190 million.

Net interest income was up $36 million (up 1%) with average interest-earning assets rising 3% and margins declining:

•                  Margins fell 3 basis points to 2.12%:

•             Lending spreads increased 22 basis points, mostly from the repricing of mortgages and, to a lesser extent, business to better reflect increased funding costs; and

•             Deposit spreads were significantly lower due to both more competitive pricing, particularly in term deposits, and mix impacts with most new growth occurring in the higher interest rate term deposits.

•                  Lending up $5.6 billion (or 4%):

•             Mortgages accounted for majority of loan growth, rising $5.1 billion (up 5%):

•             Mortgages written through the proprietary network accounted for 62% of flows over the year; and

•             Mortgage growth impacted by higher levels of run-offs.

•             Business lending decreased moderately over the period mostly from lower commercial property lending; and

•             Other consumer lending was up $0.8 billion (up 13%) due to growth in fixed term personal loans and a modest rise in credit card balances.

•                  Deposits increased $10.1 billion (up 14%) relative to system growth of 8% and more than fully funded loan growth:

•             Term deposits represented the majority of the increase rising $6.5 billion (up 19%) sourced evenly from consumer and business customers; and

•             Other deposits (online/saving/transaction) were up $3.6 billion (up 10%) driven by good growth in consumer online savings products.

Non-interest income was up 3%:

•                  Solid pick-up in foreign exchange and interest rate risk management income from good demand and strong support from WIB product specialists; and

•                  Income share from the sale of home and contents insurance also lifted on the back of improved cross-sell.

Operating expenses increased $18 million (up 1%):

•                  Costs associated with the investment in Bank of Melbourne including increased employees, higher lease costs and higher depreciation and amortisation was the main contributor to the increase;

•                  Higher restructuring costs (up $12 million) were mostly related to the AFS restructure with most recorded in First Half 2012; and

•                  These costs were offset by:

•             Lower professional services costs (down $12 million) associated with the design and launch of Bank of Melbourne;

•             Productivity initiatives, including from the AFS restructure; and

•             Strong control of variable expenses.

Impairment charges were up $40 million (up 10%) with higher consumer and business impairment charges:

•                  Consumer impairment charges up $5 million:

•             Mortgage 90+ day delinquencies were up 5 basis points to 58 basis points primarily due to the ageing of loans written in 2007 and 2008; and

•             Other consumer delinquencies were up 22 basis points to 134 basis points due to deterioration in the Auto Finance portfolio; and

•                  Business impairment charges increased $35 million mostly due to higher collective provisioning charges, offsetting falls in individual impairments. Stressed exposures reduced 7.5% over Full Year 2012.

4.1.3                     BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts, private banking, financial planning as well as margin lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.  BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business) Licensee Select, Magnitude, BT Select, Securitor, and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George, and Westpac.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	215	209	3	424	438	(3)
Non-interest income	874	776	13	1,650	1,613	2
Net operating income	1,089	985	11	2,074	2,051	1
Operating expenses	(588)	(545)	(8)	(1,133)	(1,005)	(13)
Core earnings	501	440	14	941	1,046	(10)
Impairment charges	5	(6)	183	(1)	4	(125)
Operating profit before tax	506	434	17	940	1,050	(10)
Tax and non-controlling interests	(154)	(133)	(16)	(287)	(321)	11
Cash Earnings	352	301	17	653	729	(10)

Economic profit	292	234	25	526	652	(19)
Expense to income ratio	54.0%	55.3%	130bps	54.6%	49.0%	large

Income on invested capital(1)	53	72	(26)	124	134	(7)

	$bn	$bn		$bn	$bn
Deposits	19.9	19.5	2	19.9	18.4	8
Net loans	14.1	14.2	(1)	14.1	14.4	(2)
Funds under management (FUM)(2)	56.5	55.6	2	56.5	41.4	36
Average Funds under management(2),(3)	54.4	52.2	4	53.3	44.5	20
Funds under administration (FUA)	87.9	85.6	3	87.9	77.4	14
Average Funds under administration(3)	85.5	82.5	4	84.0	81.6	3

			% Mov’t			% Mov’t
Cash Earnings $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Funds management business	181	176	3	357	458	(22)
Insurance	137	83	65	220	199	11
Total funds management and insurance	318	259	23	577	657	(12)
Capital and other	34	42	(19)	76	72	6
Total Cash Earnings	352	301	17	653	729	(10)

(1)       Income on Invested Capital represents revenue generated from investing BTFG’s capital balances (required for regulatory purposes).

(2)       Full Year 2012 includes $11.4 billion of spot FUM and $10.5 billion of average FUM acquired at the time of acquisition of J O Hambro.

(3)       Average Funds are based on six month averages for Half Year September 2012 and Half Year March 2012. Full Year September 2012 and Full Year September 2011 are based on 12 month averages.

Financial Performance

BTFG delivered a strong second half of the year with Cash Earnings up $51 million or 17%.  This result reflects the strength of the BT franchise with sector leading platforms, high market share of new flows and continued strong insurance and superannuation cross-sell.

Second Half 2012 — First Half 2012

•                  Cash Earnings increased $51 million, or 17%, principally due to a strong performance from insurance;

•                  The Funds Management result was up $5 million or 3% with strong fund flows, improved advice revenue and higher net interest income from Private Wealth. Growth was partly offset by lower FUM/FUA margins, a lower contribution from the Equities business and higher expenses from increased investment;

•                  The Insurance result was up $54 million or 65% to $137 million with higher earned premiums across Life and General Insurance and the seasonal nature of catastrophe claims in General Insurance (which typically sees these claims higher in the first half of the year); and

•                  Contribution from Capital and other was $8 million lower principally due to lower investment earnings.

Full Year 2012 — Full Year 2011

•                  Cash Earnings decreased $76 million, or 10%, due primarily to the impact of lower equity markets (average ASX 200 down 8%) and investor sentiment over the period combined with increased investment in wealth platforms and in growing the financial planner network;

•                  The Funds Management result was down $101 million or 22% with good funds flows, higher net interest income from Private Wealth balances and stronger advice revenue offset by weak asset markets and a lower contribution from the Equities business;

•                  The Insurance result was up $21 million with a solid improvement in Life and General Insurance earnings offset by a fall in the contribution from Lenders Mortgage Insurance (LMI) from the prior de-risking of the portfolio and lower credit growth; and

•                  Contribution from Capital and other was $4 million higher principally driven by higher levels of capital.

4.1.3.1                    Funds Management Business

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	176	163	8	339	357	(5)
Non-interest income	734	719	2	1,453	1,499	(3)
Gross operating income	910	882	3	1,792	1,856	(3)
Commission expense	(148)	(150)	1	(298)	(330)	10
Net operating income	762	732	4	1,494	1,526	(2)
Operating expenses	(502)	(469)	(7)	(971)	(861)	(13)
Core earnings	260	263	(1)	523	665	(21)
Impairment charges	5	(6)	183	(1)	4	(125)
Operating profit before tax	265	257	3	522	669	(22)
Tax and non-controlling interests	(84)	(81)	(4)	(165)	(211)	22
Cash Earnings	181	176	3	357	458	(22)
Expense to income ratio	65.9%	64.1%	(180bps )	65.0%	56.4%	large

			% Mov’t			% Mov’t
Cash Earnings $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Other Funds Management business	170	166	2	336	442	(24)
BTIM	11	10	10	21	16	31
Total Cash Earnings	181	176	3	357	458	(22)

Financial Performance

Second Half 2012 — First Half 2012

•                  Cash Earnings of $181 million was up 3% with improved income from funds flows, higher net interest income from Private Wealth balances and stronger advice revenue growth partly offset by lower FUA/FUM margins, lower contribution from the Equities business and higher expenses; and

•                  Continuing high share of new flows from sector leading platforms supported by an expanded advice channel.

The Funds Management business delivered Cash Earnings of $181 million, up $5 million.

A key feature behind the performance has been the continued strong growth in sales through our broad distribution channels with particular success in sales via the branch networks of the Group’s brands.  Key metrics show BTFG open architecture approach to platforms, low cost BT Super for Life product and Asgard Infinity products continuing to deliver:

•                 Number 1 share of annual new business in BT Wrap/Asgard Platforms (including Corporate Super) (87% of annual net flows) taking market share to 20.8% (rank 1st);

•                  Number 1 share of annual new business in Corporate Super (69% of annual net flows) taking market share to 13.8% (rank 3rd);

•                  Number 1 share of annual new business in Retail Super excluding cash (with new growth more than twice the size of total system growth) lifting market share to 19.0% (rank 1st);

•                  BT Super for Life retail balances are up $359 million (18%) to $2.3 billion.  Each month around 7,000 new accounts were opened and the number of active accounts on BT Super for Life continues to rise, up 12% over the half to 163,421. Asgard Infinity balances are now $2.3 billion since launch in October 2011; and

•                  Revenue per salaried and aligned advisor up 4%:

Net interest income was up $13 million (up 8%):

•                  An increase in mortgage and deposit margins mostly related to the Private Wealth business; and

•                  Partially offset by lower margin lending balances as customers continue to reduce their exposure to geared equities.

Non-interest income (net of commission expense) increased $17 million, or 3%:

•                  FUM related revenue declined $2 million or 1%:

•                 Average FUM improved 4% over the period driven by growth in the average ASX 200 of 1%; and

•                 Average FUM margins declined 2 basis points driven a change in product mix.

•                  FUA revenue was flat:

•                 Average FUA increased 4% over the period driven by inflows onto the BT Wrap and Asgard platforms and the growth in the average ASX 200 of 1%; and

•                 Average margins declined 2 basis points driven by margin compression in the platform businesses from heightened competition for flows and changes in product mix toward lower margin products.

•                  Advice income was up $15 million  reflecting strong insurance sales, larger average portfolio sizes and growth in planner numbers;

•                  Revenue from the Equities business declined $5 million as a result of weak investor sentiment leading to lower equities broking volumes and a reduction in income from structured products; and

•                  Private Wealth income increased $4 million driven by improved diversification of revenue through Direct Wealth sales.

Operating expenses increased $33 million (up 7%):

•                  Higher costs associated with increased investment including expanding distribution and capability in Advice and Private Wealth, and a rise in project costs;

•                  Normal volume impacts related to end of financial year processing and other costs ($17 million increase); and

•                  Higher employee costs related to the timing of investment management performance fees.

The impairment charge benefit of $5 million was principally due to a reduction in the collective provision on the margin lending portfolio.

Full Year 2012 — Full Year 2011

•                  Cash Earnings of $357 million, down $101 million, or 22%.

Net interest income was down $18 million (5%):

•                  A $25 million reduction mostly from lower margin lending balances (down $16 million) and lower revenue from structured product sales (down $6 million); and

•                  Partially offset by increased loan and deposit balances with mortgage margin improvement offset by deposit margin compression.

Non-interest income (net of commission expense) decreased $14 million, or 1%:

•                  FUM related revenue declined $21 million or 8% (excluding J O Hambro) and increased $52 million or 20% including J O Hambro:

•                 Average FUM declined 5% (excluding J O Hambro) over the period driven by the runoff of retail products and the decline in the average ASX 200 of 8%; and

•                 Average FUM margins declined 4 basis points (excluding J O Hambro) reflecting a change in product mix.

•                  FUA revenue increased $7 million or 2%:

•                 Average FUA increased 3% over the period driven predominately by flows and the transfer in of the Westpac Group staff superannuation to BT Super for Life Corporate, offsetting this was the decline in the average ASX 200 of 8%; and

•                 Average margins improved 1 basis point driven by the repricing of corporate superannuation and platform insurance arrangements offset by platform margin compression.

•                  Advice and Private Wealth income was up $23 million or 9% driven by new business revenue and higher fee income offset by lower trail commissions due to a weaker ASX 200;

•                  Income from the Equities business declined $17 million or 41% driven by lower broking volumes and equity trading revenue;

•                  In asset management, the acquisition of J O Hambro added $73 million to revenue partially offset by lower income from Ascalon mainly driven by lower seed pool mark-to-market valuations of $11 million; and

•                  Partially offsetting these gains were some benefits in 2011 not repeated in 2012 totalling $54 million.  These included the sale of single manager rights, changes in the accounting treatment of certain deferred income and expense items and FX hedge gains associated with the J O Hambro acquisition.

Operating expenses increased $110 million (up 13%):

•                  Costs relating to J O Hambro contributed $51 million to expenses in Full Year 2012 which compared to pre-acquisition costs of $13 million incurred in Full Year 2011;

•                  Increased investment related expenses of $29 million including the expansion of the distribution network and initial planning associated with the development of our next generation funds platform; and

•                  Other costs were also higher including personnel costs, other sales related costs and compliance and regulatory costs.

Impairment charges were higher in Full Year 2012 as Full Year 2011 included more write-backs and recoveries of provisions.

Movement of FUM/FUA

								% Mov’t	% Mov’t
$bn	Sept 2011	Sales	Redns	Net Flows	Other Mov’t(1)	Sept 2012	March 2012	Mar 12- Sept 12	Sept 11- Sept 12
Retail(2)	14.8	2.2	(3.1)	(0.9)	1.4	15.3	15.3	—	3
Institutional	13.0	6.6	(7.0)	(0.4)	5.9	18.5	18.6	(1)	42
Wholesale	13.6	7.1	(5.5)	1.6	7.5	22.7	21.7	5	67
Total FUM	41.4	15.9	(15.6)	0.3	14.8	56.5	55.6	2	36
Wrap	65.6	17.9	(14.5)	3.4	2.4	71.4	69.7	2	9
Corporate Super	8.6	2.7	(1.4)	1.3	3.3	13.2	12.7	4	53
Other(3)	3.2	—	—	—	0.1	3.3	3.2	3	3
Total FUA	77.4	20.6	(15.9)	4.7	5.8	87.9	85.6	3	14

Market share and share of new business in key Australian wealth products are displayed below.

Current Australian Market Share(4)			Share of New Business(5)
Product	Market Share (%)	Rank	Market Share (%)	Rank
Platforms (includes Wrap and Corporate Super)	21%	1.0	87%	1.0
Retail (excludes Cash)	19%	1.0	226%	1.0
Corporate Super	14%	3.0	69%	1.0
Funds Management - BTIM	5%	6.0	n/a	n/a
Wholesale - BTIM/AAM	2%	15.0	mof (6)	32.0

Investment performance and ranking of flagship funds are displayed below.

	Performance and Quartile Ranking(7)
Investment Performance Advance Flagship September 2012	1 Year % p.a.	Quartile	3 Year % p.a.	Quartile	5 Year % p.a.	Quartile
Advance Balanced Multi-Blend Fund	(0.4)	3rd	0.3	1st	0.8	1st
Advance Growth Multi-Blend Fund	(0.7)	2nd	0.2	2nd	0.7	1st
Advance High Growth Multi-Blend Fund	(1.1)	3rd	0.2	2nd	0.7	2nd

	Performance and Quartile Ranking(8)
Investment Performance BTIM Flagship September 2012	1 Year % p.a.	Quartile	3 Year % p.a.	Quartile	5 Year % p.a.	Quartile
BTIM Wholesale Smaller Companies Fund	13.1	2nd	10.9	2nd	8.6	2nd
BTIM Wholesale Australian Long Short Fund	2.9	1st	1.1	1st	n/a	n/a
BTIM Wholesale Property Securities Fund	1.3	2nd	1.0	2nd	3.7	1st

	Performance and Quartile Ranking(9)
Investment Performance J O Hambro September 2012	1 Year % p.a.	Quartile	3 Year % p.a.	Quartile	5 Year % p.a.	Quartile
J O Hambro UK Equity Income Fund	6.1	1st	1.6	2nd	3.9	1st
J O Hambro UK Opportunities Fund	0.4	2nd	3.2	1st	3.4	1st
J O Hambro Global Select Fund	(1.2)	2nd	1.2	1st	n/a	n/a

(1)         Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.  Other includes the purchase of J O Hambro ($11.4 billion in total, $4.9 billion in Institutional, $6.5 billion wholesale into FUM) and the transfer of the Westpac Staff Super Fund into Corporate Super (FUA $3.0 billion) and the transfer in of St.George Staff Super ($0.3 billion).

(2)         Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.

(3)         Other includes Capital and Reserves.

(4)         Market share FUM/FUA based on published market share statistics from Plan for Life and Morningstar as at 30 June 2012 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

(5)         Share of new business on an annual basis based on net flows to the end of June 2012.

(6)         Mof: market in outflow.

(7)         Source: Quartile ratings (Mercer September 2012), Performance (relative to benchmark, Advance).

(8)         Source: Quartile ratings (Mercer September 2012), Performance (relative to benchmark, BTIM).

(9)         Source: Quartile ratings (Lipper September 2012), Performance (relative to benchmark, BTIM).

4.1.3.2                    Insurance Business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance businesses.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	1	2	(50)	3	4	(25)
Non-interest income	351	252	39	603	515	17
Gross operating income	352	254	39	606	519	17
Commission expense	(84)	(66)	(27)	(150)	(113)	(33)
Net operating income	268	188	43	456	406	12
Operating expenses	(72)	(69)	(4)	(141)	(120)	(18)
Core earnings	196	119	65	315	286	10
Tax and non-controlling interests	(59)	(36)	(64)	(95)	(87)	(9)
Cash Earnings	137	83	65	220	199	11
Expense to income ratio	26.9%	36.7%	large	30.9%	29.6%	(130bps )

			% Mov’t			% Mov’t
Cash Earnings $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Life Insurance	72	66	9	138	121	14
General Insurance	41	(5)	large	36	5	large
Lenders Mortgage Insurance	24	22	9	46	73	(37)
Total Cash Earnings	137	83	65	220	199	11

Financial Performance

Second Half 2012 — First Half 2012

•                  Strong Cash Earnings of $137 million up 65% primarily driven by higher earned premiums across Life and General Insurance and lower claims costs from the seasonal nature of catastrophe claims in General Insurance.

The Insurance business delivered Cash Earnings of $137 million, up $54 million, or 65%.

A key feature of the performance has been the further improvement in cross-sell of insurance across both Westpac RBB and St.George.  This combined with a further expansion into the independent and aligned planner network has led to solid growth of Life in-force premiums and a rise in Life Insurance new business market share up by 72 basis points to 8.9%.

Net operating income increased $80 million to $268 million (up 43%):

•                  Life Insurance revenue increased $14 million (11%) with in-force premiums up 11% due to strong sales, higher premiums and only a small increase in claims of $1.3 million relative to the growing book.  New business sales are stronger following the expansion of distribution to the Independent Financial Advisor (IFA) and the aligned financial advisor market;

•                  General Insurance revenue was up $64 million driven by improved sales and annual pricing reviews on renewal premiums. Claims were down $49 million compared to First Half 2012 consistent with normal seasonal movements.  Home and contents penetration has also continued to improve, rising 20 basis points to 7.2%; and

•                  Lenders Mortgage Insurance (LMI) revenue was up $2 million due to revenue recognition from policy cancellations offset by de-risking of the book.

Operating expenses were up $3 million (up 4%) due to new business sales and acquisition costs.

Full Year 2012 — Full Year 2011

•                  Cash Earnings increased $21 million, or 11% due to higher revenue from the expanded distribution network and improved sales across the Group’s brands.

Net operating income increased $50 million to $456 million (up 12%):

•                  Life Insurance revenue increased $30 million (up 12%) with net earned premiums rising 15%.  New business sales were stronger following the expansion of distribution to the IFA and aligned financial advisor market;

•                  General Insurance revenue increased $57 million with net earned premium growth of $45 million (19%) as a result of annual pricing reviews and higher new business volumes;

•                  General insurance claims were $17 million lower compared to the very high catastrophe claims in Full Year 2011; and

•                  LMI income was down $36 million (down 33%) due to slowing mortgage growth and the decision to de-risk the portfolio, including no longer underwriting loans with a loan to value ratio greater than 90%.

Expenses were up $21 million (up 18%). This included:

•                  Higher volume costs associated with the expanded distribution network in life insurance and additional amortisation costs associated with enabling distribution of life insurance via the IFA and aligned financial advisor market.

Premiums for Risk Businesses

			% Mov’t			% Mov’t
Life Insurance in-force premiums $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Life Insurance in-force premiums at start of period	540	506	7	506	451	12
Sales	98	75	31	173	121	43
Lapses	(42)	(34)	(24)	(76)	(64)	(19)
Net Inflows	56	41	37	97	57	70
Other Movements	5	(7)	171	(2)	(2)	—
Life Insurance in-force premiums at end of period	601	540	11	601	506	19

			% Mov’t			% Mov’t
Loss ratios(1) for Insurance Business (%)	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Life Insurance	26	30	(13)	28	30	(7)
General Insurance	54	99	(45)	76	92	(17)
Lenders Mortgage Insurance	35	30	17	33	16	106

			% Mov’t			% Mov’t
Gross written premiums $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
General Insurance gross written premium	186	170	9	356	307	16
Lenders Mortgage Insurance gross written premium	23	32	(28)	55	53	4

Current Australian Market Share
Product(2)	Market Share (%)	Rank
Life Insurance -inflows	7.7%	7
Life Insurance - new business	8.9%	6

(1)       Loss ratio is claims over earned premium plus reinsurance rebate plus exchange commission.

(2)       Source:  Life Insurance — Plan for Life June 2012.

4.1.3.3                    Wealth Management Income Reconciliation

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
BTFG non-interest income	874	776	13	1,650	1,613	2
Net commission, premium, fee and banking income	(68)	(81)	16	(149)	(149)	—
BTFG wealth management and insurance income	806	695	16	1,501	1,464	3

NZ wealth management & insurance	53	46	15	99	74	34
WIB wealth management	151	59	156	210	92	128
Other	(2)	1	large	(1)	(7)	86
Total wealth management & insurance income (Cash Earnings basis, Section 6, Note 4)	1,008	801	26	1,809	1,623	11

4.2                               Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and Government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	825	881	(6)	1,706	1,700	—
Non-interest income	781	703	11	1,484	1,182	26
Net operating income	1,606	1,584	1	3,190	2,882	11
Operating expenses	(507)	(480)	(6)	(987)	(938)	(5)
Core earnings	1,099	1,104	—	2,203	1,944	13
Impairment charges	(62)	(65)	5	(127)	90	large
Operating profit before tax	1,037	1,039	—	2,076	2,034	2
Tax and non-controlling interests	(298)	(305)	2	(603)	(607)	1
Cash Earnings	739	734	1	1,473	1,427	3

Economic profit	504	518	(3)	1,022	1,065	(4)
Expense to income ratio	31.6%	30.3%	(130bps )	30.9%	32.5%	160bps
Net interest margin	2.39%	2.59%	(20bps )	2.49%	2.60%	(11bps )

	$bn	$bn		$bn	$bn
Deposits	64.5	52.4	23	64.5	48.3	34
Net loans	53.9	54.5	(1)	53.9	51.8	4
Total assets	97.8	89.6	9	97.8	101.5	(4)
Total committed exposure	193.1	191.9	1	193.1	204.3	(5)
Impaired assets to total committed exposure	0.64%	0.71%	7bps	0.64%	0.71%	7bps
Funds under management	8.2	6.9	19	8.2	6.3	30

Revenue Contribution by Business Segments

$m	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Debt Markets	886	895	1,781	1,684
Foreign Exchange and Commodities, Carbon and Energy (FX&CCE)	249	277	526	479
Global Transactional Services	347	341	688	611
Hastings	153	61	214	82
Other	(29)	10	(19)	26
Total	1,606	1,584	3,190	2,882

	Relationship Banking(1)		Transactional Banking(2)
Customer Metrics	2012	2011	2012	2011
Lead Bank	No.1	No. 2	No.1	No. 1
Relationship Strength Index	No.1	No. 2	No.2	No. 1
Satisfaction	No.1	No. 1	= No.1	No. 1

(1)       Peter Lee Associates Large Corporate and Institutional Relationship Banking Surveys, Australia 2011-12.

(2)       Peter Lee Associates Large Corporate and Institutional Transactional Banking Surveys, Australia 2011-12 (Lead bank is based on domestic banking relationships).

Financial Performance

Second Half 2012 — First Half 2012

•                  Strong customer business has seen Cash Earnings remain at a high level of $739 million, up 1%;

•                  Core earnings were little changed (down $5 million) with stronger non-interest income offset by softer margins and higher expenses; and

•                  Asset quality remains strong supporting a small fall in impairment charges of 5% to $62 million.

WIB delivered Cash Earnings of $739 million, up $5 million, or 1%.  Core earnings were flat at $1,099 million.

WIB delivered a strong result in Second Half 2012 generating $1.6 billion in revenues, a further increase of $22 million from the very high level achieved in First Half 2012.  Income was supported by good revenue in transactional banking, improved markets income and a strong contribution from Hastings. WIB has continued to maintain leadership in institutional banking highlighted by:

•                  Number 1 Relationship Strength(1);

•                  Number 1 for Overall Satisfaction(2); and

•                  Number 1 Lead Bank(3).

Net interest income was down 6% with average interest-earning assets up 1% and margins declined by 20 basis points.  Components of the change included:

•                  The softening of the economic environment in Second Half 2012 has seen demand for credit low with modest declines in business lending and securitisation;

•                  Deposits increased $12 billion, up 23% as corporates remain highly liquid, combined with the division’s efforts to grow transactional deposits; and

•                  The decline in margins was primarily due to some non-recurring items in First Half 2012 (including the accelerated recognition of establishment fees).  Loan margin pressures from competitive market conditions was offset by an improved deposit funding position.

Non-interest income increased $78 million (up 11%), reflecting:

•                  Markets income was up solidly, with good flows across the business segments, particularly in interest rate products. There was a small positive movement in the CVA over the prior half;

•                  A $91 million increase in Hastings contribution from performance fees including those connected with corporate activity in its listed funds; and

•                  Partially offsetting these increases was a lower contribution from FX&CCE.

Operating expenses increased $27 million (up 6%):

•                  Higher costs associated with increased investment in Asia (more FTE and expanding infrastructure) and extending our Trade capability;

•                  Timing of performance related remuneration contributed to a rise in Second Half 2012; and

•                  Annual expense increases were partially offset by strong control of variable expenses.

Asset quality has remained solid and combined with the sale of some stressed assets has contributed to a $3 million fall in the impairment charge. Key movements in the half included:

•                  A lower number of top-ups to existing provisions offset by lower write-backs;

•                  Small number of stressed exposures moving into impaired; and

•                  A reduction in watchlist and substandard exposures from repayments and upgrades following improved financial performance has contributed to lower collective provisions.

(1)       Peter Lee Associates Large Corporate & Institutional Relationship Banking survey, Australia 2004, 2007,2009, 2010 (Equal No. 1), 2012.

(2)       Peter Lee Associates Large Corporate & Institutional Relationship Banking survey, Australia 2005, 2007,2008 (Equal No. 1), 2009-2012.

(3)       Peter Lee Associates Large Corporate & Institutional Relationship Banking survey, Australia 2004 (Equal No. 1) 2005, 2007 (Equal No. 1), 2009, 2010 (Equal No. 1), 2012.

Full Year 2012 — Full Year 2011

•                  WIB delivered Cash Earnings of $1,473 million, (up 3%);

•                  Strong core earnings (up 13%), were driven by improved revenues across all businesses; and

•                  Impairment charges moved from a benefit of $90 million in Full Year 2011, to a charge of $127 million in Full Year 2012.

Net interest income was flat with average interest-earning assets up $3 billion (up 5%) offset by an 11 basis point decline in margins:

•                  Lending rose $2 billion due to an increase in business lending and trade finance from both solid demand and from increased resources devoted to this sector, particularly in Asia;

•                  Deposits increased $16 billion, up 34% from both a more concerted focus on transactional business and a preference of corporates to remain highly liquid; and

•                  Margins decreased 11 basis points to 2.49% primarily due to a lower proportion of markets income recorded as net interest income and increased competition for lending.

Non-interest income increased $302 million (up 26%), reflecting:

•                  Strong growth in Markets income from both improved customer flows and a stronger risk management performance;

•                  A $130 million increase in revenue from Hastings including the impact from corporate activity in the division’s listed funds; and

•                  These increases were partially offset by CVA, which was a charge of $58 million in Full Year 2012 compared to a $16 million benefit in Full Year 2011.

Operating expenses increased $49 million (up 5%):

•                  Increasing the division’s investment in Asia has contributed to higher FTE and increased technology costs, which was partially offset by controlled variable expenses.

Asset quality improved over the year although the rate of reduction in stressed assets has slowed. Full Year 2011 had an impairment benefit of $90 million and in Full Year 2012 an impairment charge of $127 million:

•                  In Full Year 2011 write-backs and recoveries totalled $305 million whereas in Full Year 2012 write-backs and recoveries were $206 million accounting for a large portion of the movement in impairment charges;

•                 Further top-ups to provisions on existing stressed and impaired assets as valuations ease;

•                  Downgrades to some companies coming under pressure from the high Australian dollar and soft consumer spending; and

•                  Partially offset by reduction in new stress, sale of some exposures and some companies returning to full health from asset sales and improved cash flows.

4.3                               Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand.  Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia.  The division operates via an extensive network of branches and ATMs across both the North and South Islands.  Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands, respectively.  All figures are in New Zealand dollars (NZ$).

			% Mov’t			% Mov’t
NZ$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	798	779	2	1,577	1,486	6
Non-interest income	220	215	2	435	399	9
Net operating income	1,018	994	2	2,012	1,885	7
Operating expenses	(424)	(417)	(2)	(841)	(819)	(3)
Core earnings	594	577	3	1,171	1,066	10
Impairment charges	(93)	(98)	5	(191)	(241)	21
Operating profit before tax	501	479	5	980	825	19
Tax and non-controlling interests	(140)	(133)	(5)	(273)	(247)	(11)
Cash Earnings	361	346	4	707	578	22

Economic profit	153	156	(2)	309	220	40
Expense to income ratio	41.7%	42.0%	30bps	41.8%	43.4%	160bps
Net interest margin	2.73%	2.71%	2bps	2.72%	2.64%	8bps

	$bn	$bn		$bn	$bn
Deposits
Term deposits	23.1	20.9	11	23.1	20.8	11
Other	18.9	18.5	2	18.9	17.2	10
Total deposits	42.0	39.4	7	42.0	38.0	11
Net loans
Mortgages	35.9	35.4	1	35.9	34.9	3
Business	21.8	21.0	4	21.8	21.0	4
Other	1.7	1.8	(6)	1.7	1.7	—
Total net loans	59.4	58.2	2	59.4	57.6	3
Total assets	61.0	59.8	2	61.0	59.1	3
Total committed exposure	83.7	83.3	—	83.7	81.1	3
Funds under management	3.6	3.2	13	3.6	2.7	33

	Half Year Sept 12	Half Year March 12	Half Year Sept 11	Half Year March 11
Credit Quality
Mortgage delinquencies > 90 days	0.40%	0.55%	0.60%	0.80%
Other consumer loans delinquencies > 90 days	0.83%	0.99%	0.91%	1.12%
Impaired assets to total committed exposure	1.13%	1.12%	1.18%	1.34%

Financial Performance (NZ$)

Second Half 2012 — First Half 2012

•                  Westpac New Zealand delivered a good performance with a 3% uplift in core earnings and a 4% increase in Cash Earnings;

•                  The result reflects the increased investment in the franchise over recent years and was supported by higher margins, good balance sheet growth and a deepening of customer relationships from increased cross-sell of wealth and insurance products; and

•                  Strong deposit growth together with sustainable lending growth resulted in an increase in the customer deposit to loan ratio.

Over recent years, Westpac New Zealand has made a significant investment in its front line, including banker training, improved technology and a redesigned branch network.  These changes have contributed to sound growth, improved cross-sell through better meeting customers’ financial needs and improved risk decisioning.  These strategic changes continue to be reflected in the division’s strong performance including the 4% uplift in Cash Earnings and an improvement across key metrics:

•                  Deposit to loan ratio improved 3 percentage points to 71%;

•                  Customers with 4+ products have risen 62 basis points to 49.6%;

•                  Revenue per FTE up 1%;

•                  Customers with wealth products increased from 21.2% to 23.4%; and

•                  The number of active online customers increased 2% and mobile banking customers increased six-fold.

Net interest income increased $19 million (up 2%) driven by a 2% rise in average interest-earning assets and improved margins:

•                  Margins increased 2 basis points to 2.73%:

•             Improved spreads, particularly fixed rate mortgages and from the continued repricing of business term lending; and

•             Partially offset by tighter deposit spreads from both strong competition and mix impacts given most growth was in lower spread term deposits.

•                  Total lending increased $1.2 billion (up 2%):

•             Business lending increased $0.8 billion (up 4%) with growth across both business and institutional balances.  Key growth areas were in the agricultural, mining and media/telecommunication sectors; and

•             Mortgages increased $0.5 billion (up 1%) in a very competitive low growth market.

•                  Deposits increased $2.6 billion (up 7%), relative to system growth of 4%.  The rise in deposits was more than double that of lending contributing to a 3 percentage point rise in the deposit to loan ratio:

•             Term deposits increased $2.2 billion (up 11%); and

•             Other deposits increased $0.4 billion (up 2%) with most growth in personal online savings and business savings accounts.

Non-interest income increased $5 million (up 2%) with improved cross-sell the main contributor to the rise including:

•                  Higher  wealth management income with funds under management rising 13% over Second Half 2012; and

•                  Strong insurance premium growth and favourable claims experience.

Operating expenses increased $7 million (up 2%):

•                  Operating expenses were well managed with the modest increase driven by wage inflation, continued investment in technology, including the roll-out of more smart ATMs and the new public website with improved functionality and enhanced online security features. These were partially offset by ongoing productivity initiatives, including the roll-out of paper-free lending across the retail network.

The further improvement in asset quality has contributed to a $5 million decline (5%) in impairment charges:

•                  A continued decline in business stressed assets, down $0.2 billion;

•                  Reduced collective provision charges from improving consumer asset quality including declines of 15 basis points and 16 basis points in 90+ day delinquencies for mortgages and other consumer lending respectively; and

•                  Partially offset by a small number of pre-2007 exposures requiring an increase in the amount of impairment provisions.

Full Year 2012 — Full Year 2011

•                  Very strong Cash Earnings growth up $129 million or 22% to $707 million supported by strong core earnings growth of 10% and a 21% reduction in impairment charges; and

•                  Core earnings were driven by a 7% uplift in operating income from good balance sheet growth including strong deposit growth of 11%, improved margins, and a solid uplift in wealth and insurance cross-sell.

Key metrics over the year:

•                  Total customer numbers up 1%;

•                  Customers with 4+ products up 4%;

•                  Revenue per FTE up 8%; and

•                  Customers with wealth products increased more than 4 percentage points from 19.1% to 23.4%.

Net interest income increased $91 million (up 6%) with an 8 basis point rise in margins and a 3% increase in average interest-earning assets:

•                  Margins increased from 2.64% to 2.72%, mostly from improved mortgage and business lending spreads;

•                  Total lending increased $1.8 billion (up 3%) in line with system:

•             Mortgage balances outstanding increased $1.0 billion (up 3%) whilst business and institutional lending increased $0.8 billion (up 4%).

•                  Deposits increased $4.0 billion (up 11%) ahead of system retail deposit growth of 9%;

•             Term deposits increased $2.3 billion (up 11%) and other deposits increased $1.7 billion (up 10%) driven by growth in consumer online savings and business transaction accounts; and

•             The $4.0 billion rise in deposits was significantly higher than the increase in lending leading to a 5 percentage point rise in the deposit to loan ratio to 71%.

Non-interest income increased $36 million (up 9%) driven by:

•                  Improved cross-sell contributing to strong insurance premium growth, and increased wealth fee income; and

•                  Increased business and institutional fees.

Operating expenses increased $22 million (up 3%):

•                  Most of the rise was due to normal annual salary increases and higher occupancy costs associated with adding 6 new branches to the network in 2011;

•                  Technology costs were also higher from both investment and volume driven demand; and

•                  These increases were offset by productivity initiatives contributing to lower average FTE and lower costs associated with the completion of the transfer of the New Zealand institutional business from WIB to Westpac New Zealand. The transfer was completed during the first quarter of Full Year 2012.

Impairment charges decreased $50 million (down 21%) as asset quality continued to improve:

•                  Collective provisions improved from declines in mortgage and other consumer 90+ day delinquencies by 20 basis points and 8 basis points respectively;

•                  Lower individually assessed provisions in the year; and

•                  Partially offset by a small number of pre-2007 exposures requiring an increase in the amount of impairment provisions.

A change in the corporate tax rate from 30% to 28% effective from 1 October 2011 contributed to a reduction in the division’s tax rate in Full Year 2012.

4.4                               Pacific Banking

Pacific Banking provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	76	72	6	148	121	22
Non-interest income	74	77	(4)	151	107	41
Net operating income	150	149	1	299	228	31
Operating expenses	(45)	(48)	6	(93)	(85)	(9)
Core earnings	105	101	4	206	143	44
Impairment charges	(21)	(10)	(110)	(31)	(25)	(24)
Operating profit before tax	84	91	(8)	175	118	48
Tax and non-controlling interests	(32)	(36)	11	(68)	(42)	(62)
Cash Earnings	52	55	(5)	107	76	41

Economic profit	35	40	(13)	75	53	42
Expense to income ratio	30.0%	32.2%	220bps	31.1%	37.3%	large

	$bn	$bn		$bn	$bn
Deposits	2.5	2.4	4	2.5	2.4	4
Total assets	3.0	3.0	—	3.0	3.0	—
Total committed exposure	3.1	3.1	—	3.1	3.0	3

Financial Performance

Second Half 2012 — First Half 2012

•                  Cash Earnings down 5% with a 4% uplift in core earnings offset by higher impairment charges; and

•                  Core earnings growth driven by a 6% increase in net interest income and a 6% reduction in operating expenses partly offset by lower markets income.

Pacific Banking delivered core earnings of $105 million, up $4 million, driven by solid performances across all regions.  Cash Earnings of $52 million were a little lower with the rise in core earnings offset by higher impairment charges from the softer economic conditions in some regions.   Earnings across the region have been supported by modest economic growth, good foreign exchange earnings and a dramatic increase in customer numbers as the business has expanded its provision of basic banking services to people who previously did not hold a bank account.  Providing basic accounts, combined with financial education, is introducing banking to a much broader proportion of the community and assisting in the development of these Pacific nations.  Approximately 10,000 new transaction accounts are being set up each month.

Translation gains from movements between the $A and local currencies benefited Cash Earnings by 4% in Second Half 2012. Excluding the impact of these movements Cash Earnings were down by 9% and core earnings increased 1%.

Net interest income increased 6%, (up 4% in local currency) reflecting:

•                  Deposits were up 4%, mostly in transactional and savings accounts; and

•                  Margins were up 17 basis points as strong liquidity levels in key markets contributed to lower deposit yields offsetting falling lending spreads from intense competition.

Non-interest income decreased 4% to $74 million (down 8% in local currency) driven by:

•                  Lower foreign exchange volumes and tighter foreign exchange spreads, following a very strong First Half 2012; and

•                  The decline was partially offset by an increase in ATM and transaction fee revenue driven by the rise in the number of new accounts opened.

Operating expenses decreased $3 million, down 6% (down 8% in local currency):

•                  Productivity improvements across the region more than offset higher personnel costs and charges from the amortisation of technology projects.

Impairment charges increased $11 million to $21 million:

•                  Impacted by subdued economic conditions in the smaller Pacific island nations;

•                  Increased collectively assessed provisions from downgrades to a number of businesses; and

•                  Further impairment of a significant exposure in Vanuatu.

Full Year 2012 — Full Year 2011

•                  Cash Earnings were up 41% with a strong rise in core earnings of $63 million and favourable movements in exchange rates offsetting a $6 million increase in impairment charges; and

•                  Core earnings growth of 44% driven by a 22% increase in net interest income and 41% uplift in non-interest income.

Pacific Banking delivered strong Cash Earnings growth of $31 million to $107 million driven by solid performances across all regions.  Translation gains for movements between the $A and local currencies benefited Cash Earnings by 17% during Full Year 2012.  Adjusting for these movements Cash Earnings were still up a strong 24% and core earnings increased 28%.

Net interest income increased 22% to $148 million (12% up in local currency):

•                  Average interest-earning assets increased 17% through strong lending growth and higher holdings of liquid assets;

•                  Deposits were up 4%, with the mix shifting from term deposits into savings and transactional accounts; and

•                  Margins were up 14 basis points with improved deposit spreads partially offset by increased levels of lower yielding liquid assets.

Non-interest income grew 41% (27% higher in local currency) driven by higher foreign exchange volumes and improved market spreads. Fee income improved driven by net customer growth of approximately 68,000 to over 361,000.

Operating expenses increased 9% (up 4% in local currency), as higher personnel costs and amortisation of technology projects were partially offset by productivity improvements.

Impairment charges increased $6 million to $31 million predominately driven by further impairment of a significant exposure in Vanuatu.

4.5                               Group Businesses

This segment comprises:

•                  Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

•                  Group Services, which encompasses technology, banking operations, legal and property services;

•                  Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

•                  Core Support, which comprises those functions performed centrally, including finance, risk and human resources.

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	392	399	(2)	791	677	17
Non-interest income	62	81	(23)	143	108	32
Net operating income	454	480	(5)	934	785	19
Operating expenses	(44)	(49)	10	(93)	(41)	(127)
Core earnings	410	431	(5)	841	744	13
Impairment charges	(50)	7	large	(43)	63	(168)
Operating profit before tax	360	438	(18)	798	807	(1)
Tax and non-controlling interests	(151)	(175)	14	(326)	(263)	(24)
Cash Earnings	209	263	(21)	472	544	(13)

			% Mov’t			% Mov’t
Treasury $m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net interest income	407	311	31	718	623	15
Non-interest income	8	(6)	large	2	(5)	140
Cash Earnings	258	195	32	453	402	13

Financial Performance

Second Half 2012 — First Half 2012

Features:

•                  Higher net operating income from Treasury;

•                  Lower non-interest income as asset sales in First Half 2012 were not repeated; and

•                  Increase in centrally held economic overlay impairment provision.

Cash Earnings decreased $54 million or 21% from lower net operating income and higher impairment charges.

Net operating income decreased $26 million (5%) to $454 million.  Net interest income decreased $7 million or 2%, driven by lower earnings on surplus capital and increased cost of new hybrid and subordinated debt issues partially offset by improved Treasury performance.  The decrease in non-interest income was driven by the sale of shares in Visa Inc. in First Half 2012 not repeated in Second Half 2012. Operating expenses are broadly in line with First Half 2012.

Impairment charges rose to $50 million in Second Half 2012 following an increase in existing centrally held economic overlay impairment provision related to sectors undergoing structural change. During Second Half 2012 the economic overlay increased $18 million, however, the composition of the overlay changed over the period and there was a release of some economic overlay provisions held in the Divisions.

The effective tax rate increased in Second Half 2012 as a result of more income earned in higher tax jurisdictions.

Full Year 2012 — Full Year 2011

Features:

•                  Treasury net operating income increased 17%;

•                  Asset sales broadly unchanged; and

•                  Increase in centrally held economic overlay for impairment charges.

Cash Earnings were 13% lower as higher net operating income was offset by higher operating expenses, higher impairment charges and a higher effective tax rate.

Net interest income increased $114 million primarily from improved Treasury income ($95 million).

Non-interest income increased $35 million on Full Year 2011 reflecting higher research and development tax credits.  Profit from asset sales was broadly unchanged.

Operating expenses increased from higher restructuring expenses and employee provisions.

The increase in impairments reflects changes to the centrally held economic overlay impairment provisions with Full Year 2011 recording a release in economic overlay provisions consistent with the very strong economic environment compared with a modest increase in the economic overlay in Full Year 2012.

The effective tax rate increased from 26.1% in Full Year 2011 to 34.8% in Full Year 2012.  Full Year 2011 included a higher benefit from the release of excess tax provisions.

Treasury Value at Risk (VaR)

Risk taking as measured by VaR remained at a moderate level over the period. Average daily VaR for Full Year 2012 was $31.6 million compared to $30.6 million for Full Year 2011.

Average daily VaR for Second Half 2012 was $29.7 million compared to $33.4 million for First Half 2012 and $33.1 million for Second Half 2011. The decrease reflects a reduction in the average exposure to short dated AUD interest rate risk.

FULL YEAR RESULTS 2012

FULL YEAR 2012 REPORTED

FINANCIAL INFORMATION

Notes to the statements shown in Sections 5.1, 5.2, 5.3, 5.4 and 5.5 as required by Appendix 4E are referenced in the margin of the relevant tables.

5.1          Consolidated Income Statement

				% Mov’t			% Mov’t
$m	Note	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Interest income	3	17,925	18,948	(5)	36,873	38,098	(3)
Interest expense	3	(11,608)	(12,763)	9	(24,371)	(26,102)	7
Net interest income		6,317	6,185	2	12,502	11,996	4
Non-interest income	4	2,834	2,647	7	5,481	4,917	11
Net operating income before operating expenses and impairment charges		9,151	8,832	4	17,983	16,913	6
Operating expenses	5	(4,013)	(3,896)	(3)	(7,909)	(7,406)	(7)
Impairment charges	11	(604)	(608)	1	(1,212)	(993)	(22)
Profit before income tax		4,534	4,328	5	8,862	8,514	4
Income tax expense	7	(1,499)	(1,327)	(13)	(2,826)	(1,455)	(94)
Net profit for the period		3,035	3,001	1	6,036	7,059	(14)
Net profit attributable to non-controlling interests		(32)	(34)	6	(66)	(68)	3
Net profit attributable to owners of Westpac Banking Corporation		3,003	2,967	1	5,970	6,991	(15)

5.2          Consolidated Balance Sheet

		As at	As at	As at	% Mov’t	% Mov’t
$m	Note	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Assets
Cash and balances with central banks		12,523	11,462	16,258	9	(23)
Receivables due from other financial institutions		10,228	6,662	8,551	54	20
Derivative financial instruments	19	35,489	30,641	49,145	16	(28)
Trading securities		44,603	45,275	47,971	(1)	(7)
Other financial assets designated at fair value		2,664	2,815	2,960	(5)	(10)
Available-for-sale securities		24,472	21,085	18,075	16	35
Loans - housing and personal	10	365,221	358,453	351,969	2	4
Loans - business	10	149,224	147,671	144,640	1	3
Life insurance assets		8,240	8,147	7,916	1	4
Regulatory deposits with central banks overseas		1,893	1,477	1,739	28	9
Deferred tax assets		2,176	2,243	2,651	(3)	(18)
Goodwill and other intangible assets(1)		12,134	12,124	11,779	—	3
Property, plant and equipment		1,137	1,132	1,158	—	(2)
Other assets		4,961	4,745	5,416	5	(8)
Total assets		674,965	653,932	670,228	3	1

Liabilities
Payables due to other financial institutions		7,564	9,019	14,512	(16)	(48)
Deposits	17	394,991	377,458	370,278	5	7
Derivative financial instruments	19	38,935	31,358	39,405	24	(1)
Trading liabilities and other financial liabilities designated at fair value		9,964	6,205	9,803	61	2
Debt issues		147,581	157,290	165,659	(6)	(11)
Acceptances		266	286	272	(7)	(2)
Current tax liabilities		1,022	486	581	110	76
Deferred tax liabilities		33	37	11	(11)	200
Life insurance liabilities		7,208	7,196	7,002	—	3
Provisions		1,935	1,557	1,671	24	16
Other liabilities		9,710	9,809	9,053	(1)	7
Total liabilities excluding loan capital		619,209	600,701	618,247	3	—

Loan capital
Subordinated bonds		5,521	4,336	5,226	27	6
Subordinated perpetual notes		337	339	400	(1)	(16)
Trust Preferred Securities		568	573	616	(1)	(8)
Westpac CPS		1,175	1,175	—	—	—
Westpac SPS		1,033	1,031	1,030	—	—
Westpac SPS II		903	902	901	—	—
Total loan capital		9,537	8,356	8,173	14	17
Total liabilities		628,746	609,057	626,420	3	—

Net assets		46,219	44,875	43,808	3	6

Shareholders’ equity
Share capital:
Ordinary share capital		26,355	25,833	25,456	2	4
Treasury shares and RSP treasury shares		(192)	(178)	(187)	(8)	(3)
Reserves		958	641	498	49	92
Retained profits		17,128	16,602	16,059	3	7
Total equity attributable to owners of Westpac Banking Corporation		44,249	42,898	41,826	3	6

Non-controlling interests
Trust preferred securities 2003 (TPS 2003)		1,137	1,137	1,137	—	—
Trust preferred securities 2006 (TPS 2006)		755	755	755	—	—
Other		78	85	90	(8)	(13)
Total non-controlling interests		1,970	1,977	1,982	—	(1)
Total shareholders’ equity and non-controlling interests		46,219	44,875	43,808	3	6

(1)	Goodwill and other intangible assets included $1,551 million in capitalised software costs ($1,435 million at 31 March 2012 and $1,303 million at 30 September 2011).

5.3                               Consolidated Cash Flow Statement

				% Mov’t			% Mov’t
$m	Note	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Cash flows from operating activities
Interest received		18,111	18,855	(4)	36,966	37,864	(2)
Interest paid		(11,845)	(12,472)	5	(24,317)	(25,866)	6
Dividends received excluding life business		5	7	(29)	12	17	(29)
Other non-interest income received		515	3,188	(84)	3,703	2,649	40
Operating expenses paid		(2,724)	(2,922)	7	(5,646)	(5,461)	(3)
Net (purchases)/sales of trading and fair value assets		1,175	3,096	(62)	4,271	(8,117)	153
Net purchases/(sales) of trading and fair value liabilities		3,757	(3,602)	large	155	4,932	(97)
Net (payments)/receipts relating to derivative financial instruments		2,635	2,378	11	5,013	(16,960)	130
Income tax paid excluding life business		(902)	(995)	9	(1,897)	(1,861)	(2)
Life business:
Receipts from policyholders and customers		1,029	760	35	1,789	2,256	(21)
Interest and other items of similar nature		21	20	5	41	40	3
Dividends received		218	169	29	387	379	2
Payments to policyholders and suppliers		(1,023)	(875)	(17)	(1,898)	(1,831)	(4)
Income tax paid		(24)	(71)	66	(95)	(55)	(73)
Net cash (used in)/provided by operating activities	20	10,948	7,536	45	18,484	(12,014)	large
Cash flows from investing activities
Proceeds from sale of available-for-sale securities		1,843	1,808	2	3,651	2,845	28
Purchase of available-for-sale securities		(4,054)	(4,729)	14	(8,783)	(7,978)	(10)
Net (increase)/decrease in:
Receivables due from other financial institutions		(3,801)	1,383	large	(2,418)	3,674	(166)
Loans		(8,381)	(10,512)	20	(18,893)	(18,325)	(3)
Life insurance assets		(26)	(6)	large	(32)	(254)	87
Regulatory deposits with central banks overseas		(425)	162	large	(263)	(384)	32
Other assets		641	(473)	large	168	(447)	138
Purchase of intangible assets		(322)	(281)	(15)	(603)	(742)	19
Purchase of property, plant and equipment		(144)	(108)	(33)	(252)	(402)	37
Proceeds from disposal of property, plant and equipment		7	—	—	7	15	(53)
Purchase of controlled entity, net of cash held		—	(270)	100	(270)	—	—
Net cash used in investing activities		(14,662)	(13,026)	(13)	(27,688)	(21,998)	(26)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		2,449	1,675	46	4,124	—	—
Redemption of loan capital		(1,284)	(1,347)	5	(2,631)	(1,404)	(87)
Proceeds from share placements and share purchase plan		—	—	—	—	68	(100)
Proceeds from exercise of employee options		16	9	78	25	23	9
Purchase of shares on exercise of employee options and rights		1	(1)	200	—	—	—
Net increase/(decrease) in:
Payables due to other financial institutions		(1,551)	(5,256)	70	(6,807)	5,439	large
Deposits		17,213	9,168	88	26,381	31,498	(16)
Debt issues and acceptances		(9,518)	(437)	large	(9,955)	14,328	(169)
Other liabilities and provisions		(476)	(599)	21	(1,075)	(1,318)	18
Purchase of treasury shares		(7)	(1)	large	(8)	(3)	(167)
Sale of treasury shares		(7)	10	(170)	3	6	(50)
Payment of dividends		(1,995)	(2,055)	3	(4,050)	(3,746)	(8)
Payment of distributions to non-controlling interests		(33)	(39)	15	(72)	(82)	12
Net cash provided by financing activities		4,808	1,127	large	5,935	44,809	(87)
Net (decrease)/increase in cash and cash equivalents		1,094	(4,363)	125	(3,269)	10,797	(130)
Effect of exchange rate changes on cash and cash equivalents		(33)	(433)	92	(466)	997	(147)
Cash and cash equivalents as at the beginning of the period		11,462	16,258	(29)	16,258	4,464	large
Cash and cash equivalents as at the end of the period		12,523	11,462	9	12,523	16,258	(23)

5.4                               Consolidated Statement of Comprehensive Income

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Net profit for the period	3,035	3,001	1	6,036	7,059	(14)
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	79	60	32	139	(73)	large
Transferred to income statement	(65)	(62)	(5)	(127)	(66)	(92)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	344	175	97	519	796	(35)
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	24	(1)	large	23	(189)	112
Exchange differences on translation of foreign operations	(3)	(61)	95	(64)	25	large
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(5)	4	large	(1)	39	(103)
Cash flow hedging reserve	(102)	(58)	(76)	(160)	(243)	34
Foreign currency translation reserve	—	4	(100)	4	(32)	113
Other comprehensive income for the period (net of tax)	272	61	large	333	257	30
Total comprehensive income for the period	3,307	3,062	8	6,369	7,316	(13)
Attributable to:
Owners of Westpac Banking Corporation	3,275	3,028	8	6,303	7,248	(13)
Non-controlling interests	32	34	(6)	66	68	(3)
Total comprehensive income for the period	3,307	3,062	8	6,369	7,316	(13)

5.5                               Consolidated Statement of Changes in Equity

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Share capital
Balance as at beginning of period	25,655	25,269	2	25,269	24,496	3
Shares issued:
Under dividend reinvestment plan	505	368	37	873	747	17
Under option and share right schemes	17	9	89	26	23	13
Acquisition of RSP treasury shares	(7)	(1)	large	(8)	—	—
Disposal/(acquisition) of treasury shares	(7)	10	(170)	3	3	—
Balance as at period end	26,163	25,655	2	26,163	25,269	4
Available-for-sale securities reserve
Balance as at beginning of period	33	31	6	31	131	(76)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	79	60	32	139	(73)	large
Exchange differences	2	—	—	2	—	—
Income tax effect	(27)	(12)	(125)	(39)	23	large
Transferred to income statement	(65)	(62)	(5)	(127)	(66)	(92)
Income tax effect	22	16	38	38	16	138
Balance as at period end	44	33	33	44	31	42
Share based payment reserve
Balance as at beginning of period	729	648	13	648	540	20
Current period movement due to transactions with employees	61	81	(25)	142	108	31
Balance as at period end	790	729	8	790	648	22
Cash flow hedging reserve
Balance as at beginning of period	229	112	104	112	(441)	125
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	344	175	97	519	796	(35)
Income tax effect	(102)	(58)	(76)	(160)	(243)	34
Balance as at period end	471	229	106	471	112	large
Foreign currency translation reserve
Balance as at beginning of period	(351)	(294)	(19)	(294)	(287)	(2)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations	(3)	(61)	95	(64)	25	large
Tax on foreign currency translation adjustment	—	4	(100)	4	(32)	113
Balance as at period end	(354)	(351)	(1)	(354)	(294)	(20)
Other reserves
Balance as at beginning of period	1	1	—	1	—	—
Transactions with owners	6	—	—	6	1	large
Balance as at period end	7	1	large	7	1	large
Total reserves	958	641	49	958	498	92
Movements in retained profits were as follows
Balance as at beginning of period	16,602	16,059	3	16,059	13,750	17
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	24	(1)	large	23	(189)	112
Profit attributable to owners of Westpac Banking Corporation	3,003	2,967	1	5,970	6,991	(15)
Transactions with owners:
Final dividend paid	—	(2,423)	100	(2,423)	(2,209)	(10)
Interim dividend paid	(2,501)	—	—	(2,501)	(2,284)	(10)
Balance as at period end	17,128	16,602	3	17,128	16,059	7

Total comprehensive income attributable to non-controlling interests	32	34	(6)	66	68	(3)
Total comprehensive income attributable to owners of Westpac Banking Corporation	3,275	3,028	8	6,303	7,248	(13)
Total comprehensive income for the period	3,307	3,062	8	6,369	7,316	(13)

5.6            Notes to Full Year 2012 Reported Financial Information

Note 1.  Basis of preparation of financial information

The accounting policies and methods of computation adopted in the financial year were in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), Australian accounting standards (A-IFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issue Group Interpretations and the Corporations Act 2001. Westpac’s financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. All amounts have been rounded to the nearest million dollars unless otherwise stated.

Note 2. Average balance sheet and interest rates

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	8,370	188	2.2%	9,510	251	2.6%
Trading securities	45,692	2,091	4.6%	46,157	2,356	5.1%
Available-for-sale securities	19,086	1,116	5.8%	13,615	789	5.8%
Other financial assets designated at fair value	2,019	108	5.3%	1,553	99	6.4%
Regulatory deposits	1,460	24	1.6%	1,303	12	0.9%
Loans and other receivables(1)	501,118	33,346	6.7%	476,083	34,591	7.3%
Total interest earning assets and interest income	577,745	36,873	6.4%	548,221	38,098	6.9%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,745			1,350
Life insurance assets	8,027			10,507
All other assets(2)	73,620			68,350
Total non-interest earning assets	84,392			80,207
Total assets	662,137			628,428

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	360,103	14,602	4.1%	334,380	14,682	4.4%
Payables due to other financial institutions	9,245	244	2.6%	8,085	191	2.4%
Loan capital	7,584	454	6.0%	8,259	469	5.7%
Other interest bearing liabilities(3)	163,595	9,071	5.5%	162,811	10,760	6.6%
Total interest bearing liabilities and interest expense	540,527	24,371	4.5%	513,535	26,102	5.1%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	18,814			16,526
Life insurance policy liabilities	6,919			9,951
All other liabilities(4)	51,308			47,117
Total non-interest bearing liabilities	77,041			73,594
Total liabilities	617,568			587,129
Shareholders’ equity	42,605			39,378
Non-controlling interests	1,964			1,921
Total equity	44,569			41,299
Total liabilities and equity	662,137			628,428

(1)	Other receivables includes other assets, cash and balances held with central banks.
(2)	Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax assets and non-interest bearing loans relating to mortgage offset accounts.
(3)	Includes net impact of Treasury balance sheet management activities.
(4)	Includes provisions for current and deferred income tax and derivative financial instruments.

Note 2. Average balance sheet and interest rates (continued)

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%
Loans and other receivables(1)
Australia	440,416	30,202	6.9%	425,905	31,467	7.4%
New Zealand	46,416	2,870	6.2%	44,694	2,900	6.5%
Other overseas	14,286	274	1.9%	5,484	224	4.1%

Deposits
Australia	302,412	13,301	4.4%	279,874	13,352	4.8%
New Zealand	30,324	1,066	3.5%	28,283	1,086	3.8%
Other overseas	27,367	235	0.9%	26,223	244	0.9%

(1) Other receivables includes other assets, cash and balances held with central banks.

Note 3. Net interest income

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Interest income
Cash	57	42	36	99	71	39
Receivables due from other financial institutions	76	112	(32)	188	251	(25)
Net ineffectiveness on qualifying hedges	(2)	10	(120)	8	(13)	162
Trading securities	966	1,125	(14)	2,091	2,356	(11)
Other financial assets designated at fair value	54	54	—	108	99	9
Available-for-sale securities	605	511	18	1,116	789	41
Loans	16,154	17,084	(5)	33,238	34,530	(4)
Regulatory deposits with central banks overseas	14	10	40	24	12	100
Other interest income	1	—	—	1	3	(67)
Total interest income	17,925	18,948	(5)	36,873	38,098	(3)

Interest expense
Payables due to other financial institutions	(107)	(137)	22	(244)	(191)	(28)
Certificates of deposit	(759)	(860)	12	(1,619)	(1,907)	15
At call and term deposits	(6,381)	(6,602)	3	(12,983)	(12,775)	(2)
Trading liabilities	(1,858)	(2,642)	30	(4,500)	(5,738)	22
Other financial liabilities designated at fair value	(11)	(9)	(22)	(20)	(38)	47
Debt issues and acceptances	(2,189)	(2,199)	—	(4,388)	(4,578)	4
Loan capital	(240)	(214)	(12)	(454)	(469)	3
Other interest expense	(63)	(100)	37	(163)	(406)	60
Total interest expense	(11,608)	(12,763)	9	(24,371)	(26,102)	7
Net interest income	6,317	6,185	2	12,502	11,996	4

Note 4. Non-interest income

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Fees and commissions
Facility fees	596	583	2	1,179	1,105	7
Transaction fees and commissions	597	588	2	1,185	1,180	—
Other non-risk fee income	128	138	(7)	266	283	(6)
Total fees and commissions	1,321	1,309	1	2,630	2,568	2
Wealth management and insurance income
Life insurance and funds management net operating income	869	744	17	1,613	1,463	10
General insurance and lenders mortgage insurance net operating income	125	53	136	178	155	15
Total wealth management and insurance income	994	797	25	1,791	1,618	11
Trading income(1)
Foreign exchange income	201	275	(27)	476	329	45
Other trading securities	243	131	85	374	229	63
Total trading income	444	406	9	850	558	52
Other income
Dividends received	5	7	(29)	12	17	(29)
Rental income	—	1	(100)	1	2	(50)
Net gain/(loss) on ineffective hedges	(5)	8	(163)	3	(5)	160
Net gain on hedging overseas operations	33	45	(27)	78	55	42
Net gain/(loss) on derivatives held for risk management purposes(2)	(6)	(30)	80	(36)	(28)	(29)
Net gain/(loss) on disposal of assets	—	46	(100)	46	51	(10)
Net gain/(loss) on financial instruments designated at fair value	14	13	8	27	28	(4)
Other	34	45	(24)	79	53	49
Total other income	75	135	(44)	210	173	21
Total non-interest income	2,834	2,647	7	5,481	4,917	11

(1)	Trading income primarily includes earnings from our WIB markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.
(2)

Income from derivatives held for risk management purposes primarily comprises net gains or losses on realised and unrealised hedges on New Zealand future retail earnings and net gains or losses on the hedge of our 2003 Trust Preferred Securities.

Note 5. Operating expenses

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Salaries and other staff expenses
Salaries and wages	1,551	1,562	1	3,113	3,015	(3)
Other staff expenses	497	489	(2)	986	930	(6)
Restructuring costs	39	120	68	159	110	(45)
Total salaries and other staff expenses	2,087	2,171	4	4,258	4,055	(5)

Equipment and occupancy expenses
Operating lease rentals	266	269	1	535	505	(6)
Depreciation, amortisation and impairment:
Premises	6	8	25	14	16	13
Leasehold improvements	54	52	(4)	106	89	(19)
Furniture and equipment	31	31	—	62	63	2
Technology	43	42	(2)	85	76	(12)
Software	200	152	(32)	352	265	(33)
Other	64	60	(7)	124	101	(23)
Total equipment and occupancy expenses	664	614	(8)	1,278	1,115	(15)

Other expenses
Amortisation of deferred expenditure and intangible assets	120	111	(8)	231	212	(9)
Non-lending losses	145	27	large	172	43	large
Purchased services:
Technology and information services	164	114	(44)	278	254	(9)
Legal	18	11	(64)	29	29	—
Other professional services	201	201	—	402	448	10
Credit card loyalty programs	61	72	15	133	127	(5)
Postage and stationery	117	112	(4)	229	227	(1)
Outsourcing costs	308	312	1	620	592	(5)
Insurance	7	9	22	16	14	(14)
Advertising	83	64	(30)	147	176	16
Training	12	8	(50)	20	28	29
Travel	33	33	—	66	70	6
Other expenses	(7)	37	119	30	16	(88)
Total other expenses	1,262	1,111	(14)	2,373	2,236	(6)
Total operating expenses	4,013	3,896	(3)	7,909	7,406	(7)

Note 6. Deferred expenses and capitalised software

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Capitalised software	1,551	1,435	1,303	8	19
Deferred acquisition costs	143	142	144	1	(1)
Other	17	17	13	—	31

Note 7. Income tax

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
The income tax expense for the period is reconciled to the profit before income tax as follows:
Profit before income tax	4,534	4,328	5	8,862	8,514	4
Prima facie income tax based on the Australian company tax rate of 30%	1,361	1,298	(5)	2,659	2,554	(4)
The effect of amounts which are not deductible (assessable) in calculating taxable income:
Change in tax rate(1)	—	1	100	1	7	86
Rebateable and exempt dividends	—	(1)	(100)	(1)	(2)	(50)
Life insurance:
Tax adjustment on policy holders earnings(2)	2	6	67	8	(10)	(180)
Adjustment for life business tax rates	(3)	(3)	—	(6)	(6)	—
Other non-assessable items	(19)	(10)	90	(29)	(40)	(28)
Other non-deductible items	37	26	(42)	63	66	5
Adjustment for overseas tax rates	9	(6)	large	3	1	(200)
Income tax (over)/under provided in prior years	(5)	(5)	—	(10)	(33)	(70)
St.George tax consolidation adjustment(3)	—	—	—	—	(1,110)	(100)
TOFA tax consolidation adjustment(4)	165	—	—	165	—	—
Other items(5)	(48)	21	large	(27)	28	196
Total income tax expense in the income statement	1,499	1,327	(13)	2,826	1,455	(94)
Effective income tax rate	33.1%	30.7%	(240bps )	31.9%	17.1%	large
Effective tax rate (excluding life company accounting)	33.0%	30.5%	(250bps )	31.8%	17.2%	large

(1)

During 2012 the company tax rates in the UK and Fiji reduced from 26% to 24%, and 28% to 20% respectively. The impact of these changes has been taken into account in the measurement of deferred tax at the end of the reporting period. The impact of the change in New Zealand’s company tax rate from 30% to 28% was included in 2011.

(2)

In accordance with the requirements of AASB 1038, tax expense for 2012 includes a $12 million tax charge on policyholders’ investment earnings (2011: $14 million tax benefit) of which $4 million is a prima facie tax expense (2011: $4 million tax benefit) and the balance of $8 million tax expense (2011: $10 million tax benefit) is shown here.

(3)

Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years was finalised and the approach agreed with the ATO in October 2010. The assessed tax treatment for the 2011 financial year and following years was agreed with the ATO in March 2011 and gave rise to a reduction of income tax expense of $1,110 million.

(4)

New legislation that included retrospective amendments to the income tax law as it applies to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups was introduced during the 2012 financial year. The amendments have an adverse application to certain liabilities that were consolidated as part of the St.George merger. This gave rise to an additional income tax expense of $165 million for the 2012 financial year.

(5)	This includes adjustments to leasehold improvements.

Note 8. Dividends

	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Ordinary dividend (cents per share)
Interim (fully franked)	—	82	82	76
Final (fully franked) - determined dividend	84	—	84	80
	84	82	166	156
Total dividends paid ($m)
Ordinary dividends paid	2,501	2,423	4,924	4,493
	2,501	2,423	4,924	4,493

Ordinary dividend payout ratio	85.6%	83.8%	84.8%	67.0%

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 3.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2012 final dividend only. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 15 November 2012 which is the record date for the final 2012 dividend.

Note 9. Earnings per ordinary share

			% Mov’t			% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Earnings per ordinary share (cents)
Basic	98.1	97.8	—	195.8	233.0	(16)
Fully diluted	95.5	94.5	1	190.5	223.6	(15)

Weighted average number of fully paid ordinary shares (millions)
Basic	3,054	3,031	1	3,043	2,997	2
Fully diluted	3,224	3,206	1	3,207	3,183	1

	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	3,054	3,030	3,030	2,989
Number of shares issued under the Dividend Reinvestment Plan (DRP)	25	18	43	34
Number of shares issued under the Employee Share Plan (ESP)	—	1	1	1
Number of shares issued under Restricted Share Plan (RSP), option and share right schemes	1	5	6	6
Closing balance	3,080	3,054	3,080	3,030

Note 9. Earnings per ordinary share (continued)

	Half Year		Half Year		Full Year		Full Year
	30 September 2012		31 March 2012		30 Sept 2012		30 Sept 2011
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	3,003	3,003	2,967	2,967	5,970	5,970	6,991	6,991
Distribution on RSP treasury shares(1)	(7)	—	(4)	—	(11)	—	(8)	—
2004 TPS distributions	—	9	—	9	—	18	—	20
2007 convertible notes distributions	—	2	—	15	—	16	—	31
Westpac SPS distributions	—	16	—	18	—	34	—	37
Westpac SPS II distributions	—	17	—	19	—	36	—	39
Westpac CPS	—	32	—	1	—	34	—	—
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	2,996	3,079	2,963	3,029	5,959	6,108	6,983	7,118
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,067	3,067	3,044	3,044	3,056	3,056	3,010	3,010
Effect of own shares held	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	—	13	—	7	—	13	—	7
Conversion of 2004 TPS	—	22	—	24	—	21	—	27
Conversion of 2007 convertible notes	—	4	—	49	—	23	—	52
Conversion of Westpac SPS	—	43	—	50	—	43	—	53
Conversion of Westpac SPS II	—	38	—	43	—	38	—	47
Conversion of Westpac CPS	—	50	—	2	—	26	—	—
Total weighted average number of ordinary shares	3,054	3,224	3,031	3,206	3,043	3,207	2,997	3,183
Earnings per ordinary share (cents)	98.1	95.5	97.8	94.5	195.8	190.5	233.0	223.6

(1)

While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit is allocated to RSP Treasury shares to arrive at earnings attributed to ordinary shareholders.

Note 10. Loans

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Loans are classified based on the location of the lending office:
Australia
Overdrafts	3,171	3,302	3,247	(4)	(2)
Credit card outstandings	9,675	9,807	9,532	(1)	2
Overnight and at call money market loans	136	45	13	large	large
Acceptance of finance	38,175	38,488	39,260	(1)	(3)
Term loans:
Housing	283,703	276,204	269,597	3	5
Housing - line of credit	32,639	33,923	34,972	(4)	(7)
Total housing	316,342	310,127	304,569	2	4
Non-housing	84,244	82,350	79,479	2	6
Finance leases	5,997	6,202	6,296	(3)	(5)
Margin lending	2,279	2,667	2,852	(15)	(20)
Other	2,995	3,571	3,234	(16)	(7)
Total Australia	463,014	456,559	448,482	1	3

New Zealand
Overdrafts	1,147	1,003	970	14	18
Credit card outstandings	1,045	1,040	996	—	5
Overnight and at call money market loans	1,215	1,113	1,235	9	(2)
Term loans:
Housing	28,685	27,998	27,486	2	4
Non-housing	15,784	15,234	15,035	4	5
Other	369	385	387	(4)	(5)
Total New Zealand	48,245	46,773	46,109	3	5

Other Overseas
Overdrafts	160	174	180	(8)	(11)
Term loans:
Housing	961	981	1,010	(2)	(5)
Non-Housing	3,956	3,897	4,061	2	(3)
Finance leases	85	72	64	18	33
Other	1,858	1,688	748	10	148
Total Other Overseas	7,020	6,812	6,063	3	16

Total loans	518,279	510,144	500,654	2	4
Provision on loans	(3,834)	(4,020)	(4,045)	5	5
Total net loans(1)	514,445	506,124	496,609	2	4

(1)

Total net loans include securitised loans of $10,763 million as at 30 September 2012 ($11,193 million as at 31 March 2012 and $11,442 million as at 30 September 2011). The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

Note 11. Provisions for impairment charges

$m	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Collectively assessed provisions
Balance as at beginning of the period	2,909	2,953	2,953	3,439
Provisions raised/(released)	146	196	342	(24)
Write-offs	(397)	(359)	(756)	(739)
Interest adjustment	111	118	229	264
Exchange rate and other adjustments	2	1	3	13
Balance as at the end of the period	2,771	2,909	2,771	2,953

Individually assessed provisions
Balance at beginning of the period	1,482	1,461	1,461	1,622
Provisions raised	727	715	1,442	1,619
Write-backs	(208)	(260)	(468)	(542)
Write-offs	(525)	(427)	(952)	(1,188)
Interest adjustment	(27)	(11)	(38)	(11)
Exchange rate and other adjustments	21	4	25	(39)
Balance as at the end of the period	1,470	1,482	1,470	1,461
Total provisions for impairment charges on loans and credit commitments	4,241	4,391	4,241	4,414
Less: provisions for credit commitments	(407)	(371)	(407)	(369)
Total provisions for impairment charges on loans	3,834	4,020	3,834	4,045

$m	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Reconciliation of impairment charges
Individually assessed provisions raised	727	715	1,442	1,619
Write-backs	(208)	(260)	(468)	(542)
Recoveries	(61)	(43)	(104)	(60)
Collectively assessed provisions raised/(released)	146	196	342	(24)
Impairment charges	604	608	1,212	993

Note 12. Impaired loans

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
$m	30 Sept 2012	31 March 2012	30 Sept 2011	30 Sept 2012	31 March 2012	30 Sept 2011	30 Sept 2012	31 March 2012	30 Sept 2011	30 Sept 2012	31 March 2012	30 Sept 2011
Non-Performing Loans:
Gross amount	3,212	3,293	3,437	743	721	736	79	113	114	4,034	4,127	4,287
Impairment provision	(1,199)	(1,213)	(1,215)	(224)	(226)	(212)	(40)	(64)	(60)	(1,463)	(1,503)	(1,487)
Net	2,013	2,080	2,222	519	495	524	39	49	54	2,571	2,624	2,800

Restructured loans:
Gross amount	43	23	21	—	—	1	110	102	107	153	125	129
Impairment provision	(19)	(10)	(11)	—	—	—	(25)	(24)	(18)	(44)	(34)	(29)
Net	24	13	10	—	—	1	85	78	89	109	91	100

Overdrafts, personal loans and revolving credit greater than 90 days:
Gross amount	186	219	186	12	14	13	1	2	1	199	235	200
Impairment provision	(126)	(148)	(138)	(7)	(10)	(8)	(1)	(2)	(1)	(134)	(160)	(147)
Net	60	71	48	5	4	5	—	—	—	65	75	53

Total Impaired loans:
Gross amount	3,441	3,535	3,644	755	735	750	190	217	222	4,386	4,487	4,616
Impairment provision	(1,344)	(1,371)	(1,364)	(231)	(236)	(220)	(66)	(90)	(79)	(1,641)	(1,697)	(1,663)
Net	2,097	2,164	2,280	524	499	530	124	127	143	2,745	2,790	2,953

Note 13. Movement in gross impaired assets(1)

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Balance as at beginning of period	4,487	4,616	4,776	3	6
New and increased	1,194	1,060	1,343	(13)	11
Write-offs	(922)	(786)	(1,222)	(17)	25
Returned to performing or repaid	(738)	(792)	(745)	(7)	(1)
Portfolio managed - new/increased/returned/repaid	360	395	402	9	10
Exchange rate and other adjustments	5	(6)	62	183	92
Balance as at period end	4,386	4,487	4,616	2	5

Note 14. Items past 90 days but well secured

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Australia
Housing products	1,408	1,417	1,384	1	(2)
Other products	1,120	1,363	1,456	18	23
Total Australia	2,528	2,780	2,840	9	11
New Zealand
Housing products	73	99	102	26	28
Other products	48	56	36	14	(33)
Other Overseas	37	47	46	21	20
Total Overseas	158	202	184	22	14
Total	2,686	2,982	3,024	10	11

Note 15. Impaired assets and provisioning ratios

	As at	As at	As at	Mov’t		Mov’t
	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12		Sept 11- Sept 12
Net impaired assets to equity and collectively assessed provisions	5.6%	5.8%	6.3%	20bps		70bps
Total impaired assets to gross loans	0.85%	0.88%	0.92%	3bps		7bps
Total impaired assets to equity and total provisions	8.7%	9.1%	9.6%	40bps		90bps
Total impairment provisions to total impaired assets	37.4%	37.8%	36.0%	(40bps	)	140bps
Total provisions to gross loans	82bps	86bps	88bps	(4bps	)	(6bps	)
Collectively assessed provisions to performing non-housing loans(2)	155bps	164bps	169bps	(9bps	)	(14bps	)
Collectively assessed provisions to risk weighted assets	93bps	97bps	105bps	(4bps	)	(12bps	)
Collectively assessed provisions to credit risk weighted assets	113bps	122bps	126bps	(9bps	)	(13bps	)
Total provisions to risk weighted assets	142bps	146bps	158bps	(4bps	)	(16bps	)

Note 16. Delinquencies (90 days past due loans)

	As at	As at	As at	Mov’t	Mov’t
	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Mortgages	0.51%	0.55%	0.55%	4bps	4bps
Other consumer loans	1.11%	1.33%	1.16%	22bps	5bps
Total personal lending	0.54%	0.59%	0.58%	5bps	4bps

(1) Movement represents a six month period.

(2) Non-housing loans have been determined on a loan purpose basis.

Note 17. Deposits

	As at	As at	As at	% Mov’t	% Mov’t
$m	30 Sept 2012	31 March 2012	30 Sept 2011	Mar 12- Sept 12	Sept 11- Sept 12
Australia
Certificates of deposit
At fair value	32,786	39,084	36,620	(16)	(10)
At amortised cost	119	128	602	(7)	(80)
Total certificates of deposit	32,905	39,212	37,222	(16)	(12)
At call and term deposits
Non-interest bearing, repayable at call	16,659	14,854	13,932	12	20
Other interest bearing:
At call	147,038	134,306	142,411	9	3
Term	139,351	130,172	112,617	7	24
Total at call and term deposits	303,048	279,332	268,960	8	13
Total Australia	335,953	318,544	306,182	5	10

New Zealand
Certificates of deposit
At fair value	1,134	1,113	1,221	2	(7)
Total certificates of deposit	1,134	1,113	1,221	2	(7)
At call and term deposits
Non-interest bearing, repayable at call	2,368	2,314	2,160	2	10
Other interest bearing:
At call	12,702	12,247	11,287	4	13
Term	18,392	16,503	16,381	11	12
Total at call and term deposits	33,462	31,064	29,828	8	12
Total New Zealand	34,596	32,177	31,049	8	11

Other Overseas
Certificates of deposit
At fair value	13,081	17,009	20,538	(23)	(36)
At amortised cost	149	208	1,158	(28)	(87)
Total certificates of deposit	13,230	17,217	21,696	(23)	(39)
At call and term deposits
Non-interest bearing, repayable at call	732	631	567	16	29
Other interest bearing:
At call	1,982	2,165	1,995	(8)	(1)
Term	8,498	6,724	8,789	26	(3)
Total at call and term deposits	11,212	9,520	11,351	18	(1)
Total other overseas	24,442	26,737	33,047	(9)	(26)
Total deposits	394,991	377,458	370,278	5	7
Total deposits at fair value	47,086	57,264	58,561	(18)	(20)
Total deposits at amortised cost	347,905	320,194	311,717	9	12
Total deposits	394,991	377,458	370,278	5	7

Note 18. Capital adequacy — Basel II

	As at	As at	As at
$m	30 Sept 2012	31 March 2012	30 Sept 2011
Tier 1 capital
Common equity
Paid up ordinary capital	26,355	25,833	25,456
Treasury shares	(114)	(110)	(119)
Equity based remuneration	727	673	603
Foreign currency translation reserve	(347)	(340)	(298)
Non-controlling interests - other	49	46	43
Retained earnings	17,128	16,602	16,059
Less retained earnings in life and general insurance, funds management and securitisation entities	(922)	(937)	(765)
Dividends provided for capital adequacy purposes	(2,587)	(2,504)	(2,424)
Estimated reinvestment under dividend reinvestment plan	440	426	364
Deferred fees	144	130	142
Total common equity	40,873	39,819	39,061
Deductions from common equity
Goodwill (excluding funds management entities)	(9,137)	(9,235)	(9,339)
Deferred tax assets	(1,365)	(1,422)	(1,825)
Goodwill in life and general insurance, funds management and securitisation entities	(1,280)	(1,283)	(1,140)
Capitalised expenditure	(652)	(588)	(555)
Capitalised software	(1,459)	(1,346)	(1,201)
Tangible investments in non-consolidated subsidiaries	(821)	(842)	(910)
Regulatory expected loss	(769)	(809)	(890)
General reserve for credit losses adjustment	(131)	(119)	(38)
Securitisation	(21)	(25)	(31)
Excess investments in non-subsidiary entities	(11)	(6)	(10)
Regulatory adjustments to fair value positions	(251)	(264)	(458)
Other Tier 1 deductions	(5)	(5)	(5)
Total deductions from common equity	(15,902)	(15,944)	(16,402)
Total common equity after deductions	24,971	23,875	22,659

Residual Tier 1 capital
Westpac CPS	1,175	1,175	—
Westpac SPS	1,033	1,031	1,030
Westpac SPS II	903	902	901
Trust preferred securities (2003 TPS)	1,137	1,137	1,137
Trust preferred securities (2004 TPS)	568	573	616
Trust preferred securities (2006 TPS)	755	755	755
Total residual Tier 1 capital	5,571	5,573	4,439
Net Tier 1 capital	30,542	29,448	27,098

Note 18. Capital adequacy — Basel II (continued)

	As at	As at	As at
$m	30 Sept 2012	31 March 2012	30 Sept 2011
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	337	339	400
Eligible general reserve for credit loss	57	55	67
Revaluation reserve: available-for-sale securities	18	14	14
Net upper Tier 2 capital	412	408	481
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	5,380	4,195	5,176
Net lower Tier 2 capital	5,380	4,195	5,176
Deductions from Tier 2 capital
Tangible investments in non-consolidated subsidiaries	(821)	(842)	(910)
Regulatory expected loss	(769)	(809)	(890)
Securitisation	(21)	(25)	(31)
Excess investments in non-subsidiary entities	(11)	(6)	(10)
Total deductions from Tier 2 capital	(1,622)	(1,682)	(1,841)
Net Tier 2 capital	4,170	2,921	3,816
Total regulatory capital (Level 2 capital base)	34,712	32,369	30,914
Risk weighted assets	297,901	300,046	279,961
Common equity Tier 1 ratio	8.4%	8.0%	8.1%
Tier 1 capital ratio	10.3%	9.8%	9.7%
Tier 2 capital ratio	1.4%	1.0%	1.3%
Total regulatory capital ratio	11.7%	10.8%	11.0%

Note 18. Capital adequacy — Basel II (continued)

	As at	As at	As at
$m	30 Sept 2012	31 March 2012	30 Sept 2011
Credit risk: on-balance sheet
Corporate(1)	34,079	33,514	30,720
Business lending(2)	33,660	32,660	37,404
Sovereign(3)	1,009	993	1,069
Bank(4)	3,390	1,672	1,856
Residential mortgages	53,172	54,221	52,691
Australian credit cards	3,837	4,176	3,816
Other retail	7,427	7,327	7,224
Small business(5)	3,212	3,312	3,220
Specialised lending: Property and project finance(6)	35,297	36,363	36,007
Securitisation(7)	2,341	2,329	2,424
Standardised	5,407	5,238	5,167
Total on-balance sheet assets - credit risk	182,831	181,805	181,598

Credit risk: off-balance sheet
Corporate(1)	30,808	28,940	26,072
Business lending(2)	7,197	6,854	6,257
Sovereign(3)	528	414	423
Bank(4)	4,793	3,942	4,771
Residential mortgages	4,146	4,017	3,906
Australian credit cards	1,200	1,153	1,068
Other retail	873	843	805
Small business(5)	965	946	1,012
Specialised lending: Property and project finance(6)	7,857	6,400	6,127
Securitisation(7)	2,950	2,674	1,675
Standardised	951	841	1,143
Total off-balance sheet assets - credit risk	62,268	57,024	53,259

Equity risk	1,263	1,385	1,498
Market risk	12,087	19,266	8,433
Operational risk(8)	26,757	23,640	19,611
Interest rate risk in the banking book	10,234	13,208	11,823
Other assets	2,461	3,718	3,739
Total risk weighted assets	297,901	300,046	279,961

(1)

Corporate — Typically includes exposure where the borrower has annual turnover greater than $50 million and other business exposures not captured under the definitions of either Business Lending or Small Business.

(2)	Business Lending — Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.
(3)	Sovereign — Includes exposures to Governments themselves and other non-commercial enterprises that are owned or controlled by them.
(4)	Bank — Includes exposures to licensed banks and their owned or controlled subsidiaries and overseas central banks.
(5)	Small Business — Includes exposures less than or equal to $1 million.
(6)

Specialised Lending: Property & Project Finance — Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

(7)

Securitisation — Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

(8)

Operational Risk — The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

Note 19. Derivative financial instruments

$m	Notional Amount(1)	Fair Value Asset	Fair Value Liability
Held for trading
Interest rate
Futures	106,703	—	—
Forwards	146,344	36	(46)
Swaps	1,004,349	17,496	(17,292)
Options	36,881	287	(211)
Foreign exchange
Forwards	461,873	3,948	(4,897)
Swaps	270,610	9,196	(5,491)
Options	23,130	281	(303)
Commodities	3,365	100	(112)
Equities	386	14	(9)
Credit	64,067	443	(491)
Total held for trading derivatives	2,117,708	31,801	(28,852)
Fair value hedges
Interest rate
Swaps	33,930	827	(2,772)
Foreign exchange
Swaps	30,359	440	(4,097)
Total fair value hedging derivatives	64,289	1,267	(6,869)
Cash flow hedges
Interest rate
Swaps	97,521	2,251	(1,330)
Foreign exchange
Swaps	13,833	168	(1,805)
Total cash flow hedging derivatives	111,354	2,419	(3,135)
Net investment hedges	3,713	2	(79)
Total derivatives as at 30 September 2012	2,297,064	35,489	(38,935)
Total derivatives as at 31 March 2012	2,030,620	30,641	(31,358)
Total derivatives as at 30 September 2011	2,050,074	49,145	(39,405)

(1) Notional amount refers to the face value of the contract upon which cash flows are calculated.

Note 19. Derivative financial instruments (continued)

Value at Risk (VaR) is used as the primary method for measuring and monitoring market risk exposure against Board approved limits. VaR is an estimate of the worst case loss in the value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity, credit spread and volatility risks. The table below depicts the aggregate Markets VaR for the last three half year reporting periods.

Markets - Daily Value at Risk (VaR)(1)

$m	High	Low	Average
Six months ended 30 September 2012	10.2	3.1	5.3
Six months ended 31 March 2012	12.7	4.0	8.3
Six months ended 30 September 2011	14.6	6.7	10.2

	Half Year	Half Year	Half Year
Average	30 Sept	31 March	30 Sept
$m	2012	2012	2011
Interest rate risk	4.4	4.5	8.3
Foreign exchange risk	2.3	4.0	3.2
Equity risk	0.6	0.5	0.6
Commodity risk(2)	1.7	3.2	3.5
Other market risks(3)	2.1	3.2	4.3
Diversification benefit	(5.8)	(7.1)	(9.7)
Net market risk	5.3	8.3	10.2

Treasury’s Traded Risk and Non-Traded Interest Rate Risk

$m	High	Low	Average
Six months ended 30 September 2012	40.0	14.9	29.7
Six months ended 31 March 2012	41.7	26.3	33.4
Six months ended 30 September 2011	47.8	22.9	33.1

(1)

The daily VaR presented in Note 19 above reflects a divisional view of VaR being the VaR for Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of Markets and Treasury, as referred to in Sections 3.2.2 and 4.5 respectively. It varies from the presentations of VaR in Westpac’s 2012 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above.

(2)	Includes electricity risk.
(3)	Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

Note 20. Note to the cash flow statement

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,035	3,001	1	6,036	7,059	(14)
Adjustments:
Depreciation, amortisation and impairment	454	396	15	850	721	18
Increase/(decrease) in sundry provisions and other non-cash items	(1,243)	1,064	large	(179)	(283)	37
Impairment charges	665	651	2	1,316	1,053	25
(Increase)/decrease in trading and fair value assets	1,175	3,096	(62)	4,271	(8,117)	153
Increase/(decrease) in trading and fair value liabilities	3,757	(3,602)	large	155	4,932	(97)
(Increase)/decrease in derivative financial instruments	2,635	2,378	11	5,013	(16,960)	130
(Increase)/decrease in accrued interest receivable	134	—	—	134	(194)	169
Increase/(decrease) in accrued interest payable	(237)	291	(181)	54	236	(77)
(Decrease)/increase in current and deferred tax	573	261	120	834	(461)	large
Net cash (used in)/provided by operating activities	10,948	7,536	45	18,484	(12,014)	large
Details of assets and liabilities of controlled entities and businesses acquired(1)
Total assets (tangible and financial) excluding cash	—	73	(100)	73	—	—
Identifiable intangible assets	—	120	(100)	120	—	—
Total liabilities	—	(70)	100	(70)	—	—
Fair value of identifiable net assets acquired	—	123	(100)	123	—	—
Goodwill	—	214	(100)	214	—	—
Total	—	337	(100)	337	—	—
Consideration paid
Debt and equity instruments issued	—	45	(100)	45	—	—
Cash paid	—	292	(100)	292	—	—
Total consideration transferred	—	337	(100)	337	—	—
Cash paid	—	292	(100)	292	—	—
Less cash acquired	—	(22)	100	(22)	—	—
Cash paid (net of cash acquired)	—	270	(100)	270	—	—

(1)

On 1 October 2011 BT Investment Management Limited (an entity controlled by Westpac) acquired 100% of the share capital of J O Hambro Capital Management Limited, a company incorporated in the United Kingdom.

Note 21. Other Group investments and changes in control of Group entities

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2012:

	Country
	where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Arkx Investment Management Pty Limited	Australia	28.0	Funds management
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Canning Park Capital Pte Limited	Singapore	30.0	Funds management
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	18.8	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
H3 Global Advisors Pty Limited	Australia	43.9	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Paymark Limited	New Zealand	25.0	Electronic payments processing
Regal Funds Management Asia Limited	Singapore	30.0	Funds management
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $208 million (30 September 2011 $206 million).

During the twelve months ended 30 September 2012 the Group’s interests in the following investments changed:

•	Arkx Investment Management Pty Limited (reduced from 30.0% to 28.0% in November 2011);

•	H3 Global Advisors Pty Limited (reduced from 45.0% to 43.9% in January 2012); and

•	Cards NZ Limited (increased from 15% to 18.8% in August 2012).

In terms of the contribution to the results of the Group, the above investments were not material either individually or in aggregate.

The following controlled entities were incorporated, formed or acquired during the period 1 October 2011 to 30 September 2012:

•	BTIM UK Limited	Acquired	26 October 2011
•	J O H C M GmbH	Acquired	26 October 2011
•	J O Hambro Capital Limited	Acquired	26 October 2011
•	J O Hambro Capital Management Holdings Limited	Acquired	26 October 2011
•	J O Hambro Capital Management Limited	Acquired	26 October 2011
•	J O Hambro Unit Trust Managers Limited	Acquired	26 October 2011

Note 21. Other Group investments and changes in control of Group entities (continued)

•	JOHCM (Singapore ) Pte Limited	Acquired	26 October 2011
•	JOHCM (USA) General Partner Inc	Acquired	26 October 2011
•	JOHCMG Share Trustee Limited	Acquired	26 October 2011
•	Series 2011-3 WST Trust	Created	10 October 2011
•	Series 2012-1 WST Trust	Created	16 May 2012
•	Silver Metis Investment Management Limited	Acquired	26 October 2011
•	Westpac Capital Markets Holding Corp.	Created	7 June 2012
•	Westpac Capital Markets LLC	Created	7 June 2012
•	Westpac Covered Bond Trust	Created	26 October 2011

The following controlled entities ceased to be controlled or were disposed of during the period 1 October 2011 to 30 September 2012:

•	Autodirect Pty Limited	Deregistered	23 November 2011
•	J O Hambro Capital Limited	Dissolved	19 June 2012
•	J O Hambro Unit Trust Managers Limited	Dissolved	19 June 2012
•	J O H C M GmbH	Dissolved	3 September 2012
•	Silver Metis Investment Management Limited	Dissolved	11 September 2012
•	St.George New Zealand Limited	Struck off	20 July 2012
•	Tasman Pacific Investments Pty Limited	Deregistered	1 January 2012
•	TBNZ Investments (UK) Limited	Deregistered	27 December 2011
•	Westpac Matching Gifts Limited	Ceased control	1 October 2011

The following controlled entities changed their name during the period 1 October 2011 to 30 September 2012:

•	BT Investment Management No.2 Limited to BT Private Nominees Pty Limited 22 December 2011

•	Hasting Private Equity Fund IIB Pty Limited to Hastings Investment Management Pty Limited 24 May 2012

Note 22. Funding view of the balance sheet

	As at 30 September 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	9,057	—	—	3,466	—	12,523
Receivables due from other financial institutions	2,026	—	—	2,544	5,658	10,228
Trading securities, other financial assets designated at fair value and available-for-sale securities	55,983	—	—	—	15,756	71,739
Derivative financial instruments	—	—	—	—	35,489	35,489
Loans	43,108	—	—	471,337	—	514,445
Life insurance assets	—	—	—	—	8,240	8,240
Goodwill and other intangibles	—	—	—	12,134	—	12,134
Fixed assets	—	—	—	1,137	—	1,137
Other assets	—	—	—	—	9,030	9,030
Total assets	110,174	—	—	490,618	74,173	674,965

Liabilities
Payables due to other financial institutions	—	—	3,802	—	3,762	7,564
Deposits:
At call	—	181,481	—	—	—	181,481
Term deposits	—	166,241	—	—	—	166,241
Medium term deposit notes	—	—	—	—	—	—
Certificates of deposit	—	—	47,269	—	—	47,269
Derivative financial instruments	—	—	—	—	38,935	38,935
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	9,964	9,964
Acceptances	—	—	266	—	—	266
Debt issues	—	—	147,581	—	—	147,581
Life insurance liabilities	—	—	—	—	7,208	7,208
Other liabilities	—	—	—	—	12,700	12,700
Loan capital	—	—	9,537	—	—	9,537
Total liabilities	—	347,722	208,455	—	72,569	628,746
Total equity	—	—	1,970	44,081	168	46,219
Total net	110,174	(347,722)	(210,425)	446,537	1,436	—

Note 22. Funding view of the balance sheet (continued)

	As at 31 March 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	8,112	—	—	3,350	—	11,462
Receivables due from other financial institutions	908	—	—	2,136	3,618	6,662
Trading securities, other financial assets designated at fair value and available-for-sale securities	56,678	—	—	—	12,497	69,175
Derivative financial instruments	—	—	—	—	30,641	30,641
Loans	35,557	—	—	470,567	—	506,124
Life insurance assets	—	—	—	—	8,147	8,147
Goodwill and other intangibles	—	—	—	12,124	—	12,124
Fixed assets	—	—	—	1,132	—	1,132
Other assets	—	—	—	—	8,465	8,465
Total assets	101,255	—	—	489,309	63,368	653,932

Liabilities
Payables due to other financial institutions	—	—	5,052	—	3,967	9,019
Deposits:
At call	—	166,517	—	—	—	166,517
Term deposits	—	153,399	—	—	—	153,399
Medium term deposit notes	—	—	—	—	—	—
Certificates of deposit	—	—	57,542	—	—	57,542
Derivative financial instruments	—	—	—	—	31,358	31,358
Trading liabilities and other financial liabilities designated at fair value	236	—	—	—	5,969	6,205
Acceptances	—	—	286	—	—	286
Debt issues	—	—	157,290	—	—	157,290
Life insurance liabilities	—	—	—	—	7,196	7,196
Other liabilities	—	—	—	—	11,889	11,889
Loan capital	—	—	8,356	—	—	8,356
Total liabilities	236	319,916	228,526	—	60,379	609,057
Total equity	—	—	1,977	42,986	(88)	44,875
Total net	101,019	(319,916)	(230,503)	446,323	3,077	—

Note 22. Funding view of the balance sheet (continued)

	As at 30 September 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	12,935	—	—	3,323	—	16,258
Receivables due from other financial institutions	3,167	—	—	2,779	2,605	8,551
Trading securities, other financial assets designated at fair value and available-for-sale securities	54,063	—	—	—	14,943	69,006
Derivative financial instruments	—	—	—	—	49,145	49,145
Loans	33,384	—	—	463,225	—	496,609
Life insurance assets	—	—	—	—	7,916	7,916
Goodwill and other intangibles	—	—	—	11,779	—	11,779
Fixed assets	—	—	—	1,158	—	1,158
Other assets	—	—	—	—	9,806	9,806
Total assets	103,549	—	—	482,264	84,415	670,228

Liabilities
Payables due to other financial institutions	—	—	5,046	—	9,466	14,512
Deposits:
At call	—	172,352	—	—	—	172,352
Term deposits	—	137,787	—	—	—	137,787
Medium term deposit notes	—	—	933	—	—	933
Certificates of deposit	—	—	59,206	—	—	59,206
Derivative financial instruments	—	—	—	—	39,405	39,405
Trading liabilities and other financial liabilities designated at fair value	134	—	—	—	9,669	9,803
Acceptances	—	—	272	—	—	272
Debt issues	—	—	165,659	—	—	165,659
Life insurance liabilities	—	—	—	—	7,002	7,002
Other liabilities	—	—	—	—	11,316	11,316
Loan capital	—	—	8,173	—	—	8,173
Total liabilities	134	310,139	239,289	—	76,858	626,420
Total equity	—	—	1,982	41,976	(150)	43,808
Total net	103,415	(310,139)	(241,271)	440,288	7,707	—

Note 23. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

•                  Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least December 2012, pending further developments in similar litigation commenced against another Australian bank.

•                  Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. Westpac considers that appropriate provisioning has been made for this matter. The defendant banks have applied for special leave to appeal to the High Court of Australia, however, the outcome and timing of the application for special leave and, if granted, the appeal are uncertain. Westpac is also entitled to lodge a claim as a creditor in the liquidation of the Bell Group.

Note 24. Events subsequent to balance date

No matter or circumstance has arisen since the year ended 30 September 2012 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

5.7                               Statement in Relation to the Audit of the Financial Statements

PricewaterhouseCoopers has audited the financial statements contained within the Westpac 2012 Financial Report and has issued an unqualified audit report. A copy of their report is available with the Annual Financial Report. This Full Year Results Announcement has not been subject to audit by PricewaterhouseCoopers. The preceding financial information contained in Section 5 “Full Year 2012 Reported Financial Information” includes financial information extracted from the audited financial statements together with financial information that has not been audited.

Dated at Sydney this 5th day of November 2012 for and on behalf of the Board.

Tim Hartin

Company Secretary

FULL YEAR RESULTS 2012

FULL YEAR 2012 CASH EARNINGS

FINANCIAL INFORMATION

6.0          FULL YEAR 2012 CASH EARNINGS FINANCIAL INFORMATION

Note 1. Interest spread and margin analysis (Cash Earnings basis)

	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Group
Average external interest earning assets ($m)	581,846	573,644	577,745	548,221
Net interest income ($m)	6,340	6,223	12,563	12,169
Net interest spread	1.90%	1.87%	1.88%	1.90%
Benefit of net non-interest bearing assets, liabilities and equity	0.28%	0.30%	0.29%	0.32%
Net interest margin	2.18%	2.17%	2.17%	2.22%

Analysis by division

Average external interest earning assets ($m)
Australian Financial Services	394,469	390,027	392,248	379,221
Westpac Retail & Business Banking	239,325	236,817	238,071	228,143
St.George Banking Group	141,198	139,116	140,157	136,508
BT Financial Group	13,946	14,094	14,020	14,570
Westpac Institutional Bank	68,912	67,992	68,452	65,401
New Zealand ($A)	45,610	44,386	44,998	43,290
Pacific Banking	2,616	2,636	2,626	2,254
Group Businesses	70,239	68,603	69,421	58,055
Group total	581,846	573,644	577,745	548,221
New Zealand ($NZ)	58,449	57,537	57,993	56,321

Net interest income ($m) (including capital benefit)(1)
Australian Financial Services	4,424	4,270	8,694	8,534
Westpac Retail & Business Banking	2,687	2,617	5,304	5,166
St.George Banking Group	1,522	1,444	2,966	2,930
BT Financial Group	215	209	424	438
Westpac Institutional Bank	825	881	1,706	1,700
New Zealand ($A)	623	601	1,224	1,137
Pacific Banking	76	72	148	121
Group Businesses	392	399	791	677
Group total	6,340	6,223	12,563	12,169
New Zealand ($NZ)	798	779	1,577	1,486

Interest margin
Australian Financial Services	2.24%	2.19%	2.22%	2.25%
Westpac Retail & Business Banking	2.25%	2.21%	2.23%	2.26%
St.George Banking Group	2.16%	2.08%	2.12%	2.15%
BT Financial Group	3.08%	2.97%	3.02%	3.01%
Westpac Institutional Bank	2.39%	2.59%	2.49%	2.60%
New Zealand ($A)	2.73%	2.71%	2.72%	2.63%
Pacific Banking	5.81%	5.46%	5.64%	5.37%
Group Businesses	1.12%	1.16%	1.14%	1.17%
New Zealand ($NZ)	2.73%	2.71%	2.72%	2.64%

(1)       Capital benefit represents the notional revenue earned on capital allocated to divisions under Westpac’s economic capital framework.

Note 2. Average balance sheet and interest rates (Cash Earnings basis)

	Half Year			Half Year
	30 September 2012			31 March 2012
	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	8,821	76	1.7%	7,919	112	2.8%
Trading securities	44,857	966	4.3%	46,527	1,125	4.8%
Available-for-sale securities	20,287	605	6.0%	17,885	511	5.7%
Other financial assets designated at fair value	2,005	54	5.4%	2,033	54	5.3%
Regulatory deposits	1,438	14	1.9%	1,482	10	1.3%
Loans and other receivables(1)	504,438	16,212	6.4%	497,798	17,126	6.9%
Total interest earning assets and interest income	581,846	17,927	6.2%	573,644	18,938	6.6%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	1,931			3,559
Life insurance assets	8,103			7,951
All other assets(2)	74,602			72,638
Total non-interest earning assets	84,636			84,148
Total assets	666,482			657,792

	Half Year			Half Year
	30 September 2012			31 March 2012
	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	366,503	7,140	3.9%	353,703	7,462	4.2%
Payables due to other financial institutions	7,752	107	2.8%	10,738	137	2.6%
Loan capital	7,909	227	5.7%	7,259	201	5.5%
Other interest bearing liabilities(3)	161,823	4,113	5.1%	165,367	4,915	5.9%
Total interest bearing liabilities and interest expense	543,987	11,587	4.3%	537,067	12,715	4.7%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	19,345			18,283
Life insurance policy liabilities	6,912			6,926
All other liabilities(4)	51,351			51,265
Total non-interest bearing liabilities	77,608			76,474
Total liabilities	621,595			613,541
Shareholders’ equity	42,932			42,278
Non-controlling interests	1,955			1,973
Total equity	44,887			44,251
Total liabilities and equity	666,482			657,792

(1)       Other receivables includes other assets, cash and balances held with central banks.

(2)       Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

(3)       Includes net impact of Treasury balance sheet management activities.

(4)       Includes provisions for current and deferred income tax and derivative financial instruments.

Note 2. Average balance sheet and interest rates (Cash Earnings basis) (continued)

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	8,370	188	2.2%	9,510	251	2.6%
Trading securities	45,692	2,091	4.6%	46,157	2,356	5.1%
Available-for-sale securities	19,086	1,116	5.8%	13,615	789	5.8%
Other financial assets designated at fair value	2,019	108	5.3%	1,553	99	6.4%
Regulatory deposits	1,460	24	1.6%	1,303	12	0.9%
Loans and other receivables(1)	501,118	33,338	6.7%	476,083	34,566	7.3%
Total interest earning assets and interest income	577,745	36,865	6.4%	548,221	38,073	6.9%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,745			1,350
Life insurance assets	8,027			10,507
All other assets(2)	73,620			68,350
Total non-interest earning assets	84,392			80,207
Total assets	662,137			628,428

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	360,103	14,602	4.1%	334,380	14,682	4.4%
Payables due to other financial institutions	9,245	244	2.6%	8,085	191	2.4%
Loan capital	7,584	428	5.6%	8,259	443	5.4%
Other interest bearing liabilities(3)	163,595	9,028	5.5%	162,811	10,588	6.5%
Total interest bearing liabilities and interest expense	540,527	24,302	4.5%	513,535	25,904	5.0%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	18,814			16,526
Life insurance policy liabilities	6,919			9,951
All other liabilities(4)	51,308			47,117
Total non-interest bearing liabilities	77,041			73,594
Total liabilities	617,568			587,129
Shareholders’ equity	42,605			39,378
Non-controlling interests	1,964			1,921
Total equity	44,569			41,299
Total liabilities and equity	662,137			628,428

(1)       Other receivables includes other assets, cash and balances held with central banks.

(2)       Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

(3)       Includes net impact of Treasury balance sheet management activities.

(4)       Includes provisions for current and deferred income tax and derivative financial instruments.

Note 2. Average balance sheet and interest rates (Cash Earnings basis) (continued)

	Half Year			Half Year
	30 September 2012			31 March 2012
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%
Loans and other receivables(1)
Australia	443,074	14,621	6.6%	437,758	15,554	7.1%
New Zealand	46,992	1,448	6.2%	45,840	1,441	6.3%
Other overseas	14,372	143	2.0%	14,200	131	1.8%

Deposits
Australia	310,222	6,486	4.2%	294,602	6,815	4.6%
New Zealand	31,069	547	3.5%	29,579	519	3.5%
Other overseas	25,212	107	0.8%	29,522	128	0.9%

	Full Year			Full Year
	30 September 2012			30 September 2011
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%
Loans and other receivables(1)
Australia	440,416	30,175	6.9%	425,905	31,456	7.4%
New Zealand	46,416	2,889	6.2%	44,694	2,886	6.5%
Other overseas	14,286	274	1.9%	5,484	224	4.1%

Deposits
Australia	302,412	13,301	4.4%	279,874	13,352	4.8%
New Zealand	30,324	1,066	3.5%	28,283	1,086	3.8%
Other overseas	27,367	235	0.9%	26,223	244	0.9%

(1)       Other receivables includes other assets, cash and balances held with central banks.

Note 3. Net interest income (Cash Earnings basis)

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Interest income
Cash	57	42	36	99	71	39
Loans	16,153	17,085	(5)	33,238	34,489	(4)
Receivables due from other financial institutions	76	112	(32)	188	251	(25)
Available-for-sale securities	605	511	18	1,116	789	41
Regulatory deposits with central banks overseas	14	10	40	24	12	100
Trading securities	966	1,125	(14)	2,091	2,356	(11)
Net ineffectiveness on qualifying hedges	—	—	—	—	1	(100)
Other financial assets designated at fair value	54	54	—	108	99	9
Other interest income	2	(1)	large	1	5	(80)
Total interest income	17,927	18,938	(5)	36,865	38,073	(3)

Interest expense
At call and term deposits	(6,381)	(6,602)	3	(12,983)	(12,775)	(2)
Certificates of deposit	(759)	(860)	12	(1,619)	(1,907)	15
Payables due to other financial institutions	(107)	(137)	22	(244)	(191)	(28)
Debt issues and acceptances	(2,160)	(2,170)	—	(4,330)	(4,386)	1
Loan capital	(227)	(201)	(13)	(428)	(443)	3
Trading liabilities	(1,879)	(2,636)	29	(4,515)	(5,758)	22
Other financial liabilities designated at fair value	(11)	(9)	(22)	(20)	(38)	47
Other interest expense	(63)	(100)	37	(163)	(406)	60
Total interest expense	(11,587)	(12,715)	9	(24,302)	(25,904)	6
Net interest income	6,340	6,223	2	12,563	12,169	3

Note 4. Non-interest income (Cash Earnings basis)

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Fees and commissions
Facility fees	596	583	2	1,179	1,105	7
Transaction fees and commissions	597	588	2	1,185	1,180	—
Other non-risk fee income	128	138	(7)	266	283	(6)
Total fees and commissions	1,321	1,309	1	2,630	2,568	2
Wealth management and insurance income(1)
Life insurance and funds management net operating income	886	749	18	1,635	1,463	12
General insurance and lenders mortgage insurance net operating income	122	52	135	174	160	9
Total wealth management and insurance income	1,008	801	26	1,809	1,623	11
Trading income(2)
Foreign exchange income	201	277	(27)	478	329	45
Other trading securities	240	129	86	369	229	61
Total trading income	441	406	9	847	558	52
Other income
Dividends received	5	7	(29)	12	17	(29)
Rental income	—	1	(100)	1	2	(50)
Net gain/ (loss) on ineffective hedges	—	—	—	—	—	—
Hedging overseas operations	27	37	(27)	64	58	10
Net gain/(loss) on derivatives held for risk management purposes(3)	(2)	(1)	(100)	(3)	(3)	—
Net gain/(loss) on disposal of assets	—	46	(100)	46	51	(10)
Net gain/(loss) on financial instruments designated at fair value	14	13	8	27	36	(25)
Other	36	44	(18)	80	44	82
Total other income	80	147	(46)	227	205	11
Total non-interest income (Cash Earnings basis)	2,850	2,663	7	5,513	4,954	11

(1)       Wealth management and insurance income includes policyholder tax recoveries. A reconciliation between wealth management and insurance income in Note 4 and non-interest income for BTFG is provided in Section 4.1.3.3.

(2)       Trading income primarily includes earnings from our WIB Markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.

(3)       Income from derivatives held for risk management purposes primarily comprises net gains or losses on realised and unrealised hedges on New Zealand future retail earnings and net gains or losses on the hedge of our 2003 Trust Preferred Securities.

Note 5. Operating expense analysis (Cash Earnings basis)

			% Mov’t			% Mov’t
$m	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Salaries and other staff expenses
Salaries and wages	1,535	1,510	(2)	3,045	2,969	(3)
Other staff expenses	495	489	(1)	984	927	(6)
Restructuring costs	20	57	65	77	92	16
Total salaries and other staff expenses	2,050	2,056	—	4,106	3,988	(3)

Equipment and occupancy expenses
Operating lease rentals	266	269	1	535	505	(6)
Depreciation, amortisation and impairment:
Premises	6	8	25	14	12	(17)
Leasehold improvements	54	52	(4)	106	88	(20)
Furniture and equipment	31	31	—	62	61	(2)
Technology	43	42	(2)	85	74	(15)
Software	200	152	(32)	352	265	(33)
Other	64	60	(7)	124	106	(17)
Total equipment and occupancy expenses	664	614	(8)	1,278	1,111	(15)

Other expenses
Amortisation of deferred expenditure and intangible assets	8	3	(167)	11	4	(175)
Non-lending losses	34	27	(26)	61	43	(42)
Purchased services:
Technology and information services	157	114	(38)	271	254	(7)
Legal	17	9	(89)	26	29	10
Other professional services	189	195	3	384	431	11
Credit card loyalty programs	61	72	15	133	127	(5)
Postage and stationery	116	112	(4)	228	227	—
Outsourcing costs	301	308	2	609	591	(3)
Insurance	7	9	22	16	14	(14)
Advertising	83	64	(30)	147	176	16
Training	11	8	(38)	19	28	32
Travel	31	28	(11)	59	70	16
Other expenses	(5)	36	114	31	13	(138)
Total other expenses	1,010	985	(3)	1,995	2,007	1
Total operating expenses	3,724	3,655	(2)	7,379	7,106	(4)

Note 6. Earnings per ordinary share (Cash Earnings basis)

			% Mov’t			% Mov’t
	Half Year Sept 12	Half Year March 12	Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	Sept 11- Sept 12
Cash Earnings per ordinary share (cents)	111.0	105.0	6	215.9	209.3	3
Weighted average number of fully paid ordinary shares (millions)	3,067	3,044	1	3,056	3,010	2

	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11

Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	3,054	3,030	3,030	2,989
Number of shares issued under the Dividend Reinvestment Plan (DRP)	25	18	43	34
Number of shares issued under the Employee Share Plan (ESP)	—	1	1	1
Number of shares issued under Restricted Share Plan (RSP), option and share right schemes	1	5	6	6
Closing balance	3,080	3,054	3,080	3,030

	Half Year Sept 12	Half Year March 12	Full Year Sept 12	Full Year Sept 11
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	3,437	3,230	6,667	6,369
Net profit attributable to non-controlling interests	(34)	(35)	(69)	(68)
Cash Earnings	3,403	3,195	6,598	6,301
Weighted average number of ordinary shares (millions)	3,067	3,044	3,056	3,010
Earnings per ordinary share (cents)	111.0	105.0	215.9	209.3

FULL YEAR RESULTS 2012

OTHER

INFORMATION

7.0                               OTHER INFORMATION

7.1                               Credit Ratings(1) and Exchange Rates

Rating agency	Long Term	Short Term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa2	P-1
Standard & Poor’s	AA-	A-1+

Twelve months to/as at	30 September 2012		30 September 2011
Currency	Average	Spot	Average	Spot
$US	1.0290	1.0468	1.0269	0.9763
GBP	0.6530	0.6434	0.6393	0.6265
$NZ	1.2891	1.2542	1.3060	1.2746

Six months to/as at	30 September 2012		31 March 2012		30 September 2011
Currency	Average	Spot	Average	Spot	Average	Spot
$US	1.0246	1.0468	1.0334	1.0413	1.0575	0.9763
GBP	0.6482	0.6434	0.6578	0.6512	0.6523	0.6265
$NZ	1.2815	1.2542	1.2967	1.2691	1.2956	1.2746

(1)  As at 30 September 2012.

7.2                               Disclosure Regarding Forward-Looking Statements

This Full Year Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

•                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

•                  the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•                  market volatility, including uncertain conditions in funding, equity and asset markets;

•                  adverse asset, credit or capital market conditions;

•                  changes to our credit ratings;

•                  levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

•                  market liquidity and investor confidence;

•                  changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

•                  the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•                  reliability and security of Westpac’s technology and risks associated with changes to technology systems;

•                  the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

•                  the effectiveness of our risk management policies, including our internal processes, systems and employees;

•                  the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

•                  internal and external events which may adversely impact our reputation;

•                  changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

•                 the success of strategic decisions involving business expansion and integration of new businesses; and

•                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to ‘Risk factors’ under the section ‘Risk and risk management’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Full Year Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Full Year Results Announcement.

7.3                               Financial Calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Convertible Preference Shares (Westpac CPS) and Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date for final dividend	9 November 2012
Record date for final dividend (Sydney)(1)	15 November 2012
Record date for final dividend (New York)(2)	14 November 2012
Annual General Meeting(3)	13 December 2012
Final dividend payable	20 December 2012

Important dates for Westpac CPS investors to note over the following months are:

Record date for March 2013 semi-annual dividend	22 March 2013
Payment date for March 2013 semi-annual dividend	2 April 2013

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for December 2012 quarter distribution	21 December 2012
Payment date for December 2012 quarter distribution	31 December 2012
Record date for March 2013 quarter distribution	22 March 2013
Payment date for March 2013 quarter distribution	2 April 2013

Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac CPS, Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register Link Market Services Limited
Link Market Services Limited	Level 16, Brookfields House, 19 Victoria Street West
Level 12, 680 George Street	Auckland 1142 New Zealand
Sydney NSW 2000 Australia	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Website: www.linkmarketservices.com Telephone: 0800 002 727 (toll free in New Zealand)
Website: www.linkmarketservices.com.au	International: +64 9 375 5998
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070

New York	For further information contact:

Depositary in USA for American Depositary Receipts (ADS) JP Morgan Chase Bank, N.A.	Media: Paul Marriage, Head of Media Relations,
PO Box 64504	+61 2 8219 8512
St Paul MN 55164-0504
USA	Analysts and Investors:
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: +1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128	Andrew Bowden, Head of Investor Relations, +61 2 8253 4008

(1)         Final participation date for Dividend Reinvestment Plan (DRP).

(2)         Dividends will be converted to local currency at the ruling rate on the day of record.

(3)         Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2012.

FULL YEAR RESULTS 2012

SEGMENT

RESULT

8.0          SEGMENT RESULT

8.1          Half Year Segment Reported Results

Six months to 30 September 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	2,687	1,522	215	4,424	825	623	76	369	6,317
Non-interest income	603	285	874	1,762	781	171	74	46	2,834
Net operating income	3,290	1,807	1,089	6,186	1,606	794	150	415	9,151
Operating expenses	(1,530)	(770)	(608)	(2,908)	(507)	(332)	(45)	(221)	(4,013)
Impairment charges	(211)	(193)	5	(399)	(62)	(72)	(21)	(50)	(604)
Profit from ordinary activities before income tax expense	1,549	844	486	2,879	1,037	390	84	144	4,534
Tax expense	(436)	(252)	(144)	(832)	(298)	(107)	(27)	(235)	(1,499)
Net profit	1,113	592	342	2,047	739	283	57	(91)	3,035
Net profit attributable to non-controlling interests	—	—	(2)	(2)	—	(2)	(5)	(23)	(32)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,113	592	340	2,045	739	281	52	(114)	3,003

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	—	3	3
Treasury shares	—	—	—	—	—	—	—	15	15
Ineffective hedges	—	—	—	—	—	—	—	1	1
Merger transaction and integration expenses	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	—	—	—	—	—	—	—	(13)	(13)
Amortisation of intangible assets(3)	—	65	12	77	—	—	—	—	77
Fair value amortisation of financial instruments(4)	—	—	—	—	—	—	—	28	28
Tax consolidation adjustment(5)	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	—	—	—	—	—	—	—	—	—
Tax provision	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	165	165
Supplier program	—	—	—	—	—	—	—	46	46
Litigation provision	—	—	—	—	—	—	—	78	78
Cash Earnings	1,113	657	352	2,122	739	281	52	209	3,403

(1)         New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Second Half 2012 (1.2815).

(2)         Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)     Non-interest income $3 million debit

ii)    Tax expense $3 million credit

(3)         Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships, as well as intangible assets (management contracts) related to the J O Hambro acquisition.

(4)         Amortisation of fair value adjustments recognised on merger with St.George.

(5)         Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

8.1          Half Year Segment Reported Results (continued)

Six months to 31 March 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	2,617	1,444	209	4,270	881	601	72	361	6,185
Non-interest income	581	280	776	1,637	703	165	77	65	2,647
Net operating income	3,198	1,724	985	5,907	1,584	766	149	426	8,832
Operating expenses	(1,549)	(755)	(561)	(2,865)	(480)	(321)	(48)	(182)	(3,896)
Impairment charges	(218)	(240)	(6)	(464)	(65)	(76)	(10)	7	(608)
Profit from ordinary activities before income tax expense	1,431	729	418	2,578	1,039	369	91	251	4,328
Tax expense	(430)	(219)	(124)	(773)	(305)	(101)	(31)	(117)	(1,327)
Net profit	1,001	510	294	1,805	734	268	60	134	3,001
Net profit attributable to non-controlling interests	—	—	(3)	(3)	—	(1)	(5)	(25)	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,001	510	291	1,802	734	267	55	109	2,967

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	—	24	24
Treasury shares	—	—	—	—	—	—	—	12	12
Ineffective hedges	—	—	—	—	—	—	—	(8)	(8)
Merger transaction and integration expenses	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	—	—	—	—	—	—	—	20	20
Amortisation of intangible assets(3)	—	64	10	74	—	—	—	—	74
Fair value amortisation of financial instruments(4)	—	—	—	—	—	—	—	18	18
Tax consolidation adjustment(5)	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	—	—	—	—	—	—	—	(5)	(5)
Tax provision	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	—	—
Supplier program	—	—	—	—	—	—	—	93	93
Litigation provision	—	—	—	—	—	—	—	—	—
Cash Earnings	1,001	574	301	1,876	734	267	55	263	3,195

(1)       New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2012 (1.2967).

(2)       Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)                        Non-interest income $9 million debit

ii)                    Tax expense $9 million credit

(3)       Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships, as well as intangible assets (management contracts) related to the J O Hambro acquisition.

(4)       Amortisation of fair value adjustments recognised on merger with St.George.

(5)       Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

8.2                               Full Year Segment Reported Results

Twelve months to 30 September 2012 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	5,304	2,966	424	8,694	1,706	1,224	148	730	12,502
Non-interest income	1,184	565	1,650	3,399	1,484	336	151	111	5,481
Net operating income	6,488	3,531	2,074	12,093	3,190	1,560	299	841	17,983
Operating expenses	(3,079)	(1,525)	(1,169)	(5,773)	(987)	(653)	(93)	(403)	(7,909)
Impairment charges	(429)	(433)	(1)	(863)	(127)	(148)	(31)	(43)	(1,212)
Profit from ordinary activities before income tax expense	2,980	1,573	904	5,457	2,076	759	175	395	8,862
Tax expense	(866)	(471)	(268)	(1,605)	(603)	(208)	(58)	(352)	(2,826)
Net profit	2,114	1,102	636	3,852	1,473	551	117	43	6,036
Net profit attributable to non-controlling interests	—	—	(5)	(5)	—	(3)	(10)	(48)	(66)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	2,114	1,102	631	3,847	1,473	548	107	(5)	5,970

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	—	27	27
Treasury shares	—	—	—	—	—	—	—	27	27
Ineffective hedges	—	—	—	—	—	—	—	(7)	(7)
Merger transaction and integration expenses	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	—	—	—	—	—	—	—	7	7
Amortisation of intangible assets(3)	—	129	22	151	—	—	—	—	151
Fair value amortisation of financial instruments(4)	—	—	—	—	—	—	—	46	46
Tax consolidation adjustment(5)	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	—	—	—	—	—	—	—	(5)	(5)
Tax provision	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	165	165
Supplier program	—	—	—	—	—	—	—	139	139
Litigation provision	—	—	—	—	—	—	—	78	78
Cash Earnings	2,114	1,231	653	3,998	1,473	548	107	472	6,598

(1)       New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Full Year 2012 (1.2891).

(2)       Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)               Non-interest income $12 million debit

ii)           Tax expense $12 million credit

(3)       Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships, as well as intangible assets (management contracts) related to the J O Hambro acquisition.

(4)       Amortisation of fair value adjustments recognised on merger with St.George.

(5)       Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

8.2                               Full Year Segment Reported Results (continued)

Twelve months to 30 September 2011 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	5,166	2,930	438	8,534	1,700	1,137	121	504	11,996
Non-interest income	1,091	549	1,613	3,253	1,182	304	107	71	4,917
Net operating income	6,257	3,479	2,051	11,787	2,882	1,441	228	575	16,913
Operating expenses	(3,087)	(1,507)	(1,029)	(5,623)	(938)	(627)	(85)	(133)	(7,406)
Impairment charges	(547)	(393)	4	(936)	90	(185)	(25)	63	(993)
Profit from ordinary activities before income tax expense	2,623	1,579	1,026	5,228	2,034	629	118	505	8,514
Tax expense	(773)	(475)	(307)	(1,555)	(607)	(184)	(36)	927	(1,455)
Net profit	1,850	1,104	719	3,673	1,427	445	82	1,432	7,059
Net profit attributable to non-controlling interests	—	—	(7)	(7)	—	(3)	(6)	(52)	(68)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,850	1,104	712	3,666	1,427	442	76	1,380	6,991

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	—	21	21
Treasury shares	—	—	—	—	—	—	—	(6)	(6)
Ineffective hedges	—	—	—	—	—	—	—	13	13
Merger transaction and integration expenses	—	—	—	—	—	—	—	66	66
Fair value gain / (loss) on economic hedges	—	—	—	—	—	—	—	36	36
Amortisation of intangible assets(3)	—	129	17	146	—	—	—	—	146
Fair value amortisation of financial instruments(4)	—	—	—	—	—	—	—	69	69
Tax consolidation adjustment(5)	—	—	—	—	—	—	—	(1,110)	(1,110)
Buyback of government guaranteed debt	—	—	—	—	—	—	—	5	5
Tax provision	—	—	—	—	—	—	—	70	70
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	—	—
Supplier program	—	—	—	—	—	—	—	—	—
Litigation provision	—	—	—	—	—	—	—	—	—
Cash Earnings	1,850	1,233	729	3,812	1,427	442	76	544	6,301

(1)       New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Full Year 2011 (1.3060).

(2)       Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)               Non-interest income $12 million debit

ii)           Tax expense $12 million credit

(3)       Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(4)       Amortisation of fair value adjustments recognised on merger with St.George.

(5)       Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

8.3          New Zealand Division Performance (A$ Equivalent to Section 4.3)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. Results for Second Half 2012, First Half 2012, Full Year 2012 and Full Year 2011, have been converted into Australian dollars (A$) at the actual average exchange rates each month, the average rates for the reporting periods are: 1.2815, 1.2967, 1.2891, 1.3060 respectively.

$m	Half Year Sept 12	Half Year March 12	% Mov’t Mar 12- Sept 12	Full Year Sept 12	Full Year Sept 11	% Mov’t Sept 11- Sept 12
Net interest income	623	601	4	1,224	1,137	8
Non-interest income	171	165	4	336	304	11
Net operating income	794	766	4	1,560	1,441	8
Operating expenses	(332)	(321)	(3)	(653)	(627)	(4)
Core earnings	462	445	4	907	814	11
Impairment charges	(72)	(76)	5	(148)	(185)	20
Operating profit before tax	390	369	6	759	629	21
Tax and non-controlling interests	(109)	(102)	(7)	(211)	(187)	(13)
Cash Earnings	281	267	5	548	442	24

Economic profit	119	121	(2)	240	168	43
Expense to income ratio	41.8%	41.9%	10bps	41.9%	43.5%	160bps

	$bn	$bn		$bn	$bn
Deposits	33.5	31.1	8	33.5	29.8	12
Net loans	47.4	45.8	3	47.4	45.2	5
Total assets	48.6	47.1	3	48.6	46.3	5
Total committed exposure	66.7	65.6	2	66.7	63.6	5
Funds under management	2.9	2.5	16	2.9	2.1	38

Impact of Movements in the A$/ NZ$ Exchange Rate

The table below shows the FX impact of the A$/NZ$ exchange rate across the Westpac Group.

	Half Year Sept 12 vs Half Year March 12			Full Year Sept 12 vs Full Year Sept 11
	Cash Earnings growth	FX impact $m	Growth ex-FX	Cash Earnings growth	FX impact $m	Growth ex-FX
Net interest income	2%	(7)	2%	3%	(16)	3%
Non-interest income	7%	(3)	7%	11%	(6)	11%
Net operating income	3%	(10)	3%	6%	(22)	5%
Operating expenses	(2)%	4	(2)%	(4)%	9	(4)%
Core earnings	4%	(6)	4%	7%	(13)	7%
Impairment charges	1%	1	1%	(22)%	2	(22)%
Operating profit before income tax	5%	(5)	5%	5%	(11)	5%
Income tax expense	(2)%	1	(2)%	(6)%	3	(6)%
Net profit	6%	(4)	6%	5%	(8)	5%
Net profit attributable to non-controlling interests	3%	—	3%	(1)%	—	(1)%
Cash Earnings	7%	(4)	6%	5%	(8)	5%

FULL YEAR RESULTS 2012

GROUP

RECONCILIATIONS

9.0          GROUP RECONCILIATIONS

9.1          Group Half Year Earnings Reconciliation

Notes (refer to page 150)		1	2	3	5	10(a)	4	4	10(b)	10(a)	10(a)	6	9	10(a)	7	8
		Cash Earnings adjustments
Six months to 30 September 2012 $m	WBC Reported Results	Policyholder Tax Recoveries	TPS Revaluations	Treasury Shares	Ineffective Hedges	Merger T&I	GG Fee FX Hedge	Hedging of MTM	Amortisation of intangible assets	Fair value amortisation of financial instruments	Tax consolidation adjustment	Buyback of government guaranteed debt	Tax provision	TOFA tax consolidation adjustment	Supplier program	Litigation provision	Cash Earnings
Net interest income	6,317	—	—	—	2	—	(5)	(14)	—	40	—	—	—	—	—	—	6,340
Fees and commissions	1,321	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,321
Wealth management & insurance income	994	(3)	—	17	—	—	—	—	—	—	—	—	—	—	—	—	1,008
Trading income	444	—	—	—	(3)	—	—	—	—	—	—	—	—	—	—	—	441
Other income	75	—	3	—	2	—	—	—	—	—	—	—	—	—	—	—	80
Non-interest income	2,834	(3)	3	17	(1)	—	—	—	—	—	—	—	—	—	—	—	2,850
Net operating income	9,151	(3)	3	17	1	—	(5)	(14)	—	40	—	—	—	—	—	—	9,190
Salaries and other staff expenses	(2,087)	—	—	—	—	—	—	—	—	—	—	—	—	—	37	—	(2,050)
Equipment and occupancy expenses	(664)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(664)
Other expenses	(1,262)	—	—	—	—	—	—	—	112	—	—	—	—	—	29	111	(1,010)
Operating expenses	(4,013)	—	—	—	—	—	—	—	112	—	—	—	—	—	66	111	(3,724)
Core earnings	5,138	(3)	3	17	1	—	(5)	(14)	112	40	—	—	—	—	66	111	5,466
Impairment charges	(604)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(604)
Operating profit before tax	4,534	(3)	3	17	1	—	(5)	(14)	112	40	—	—	—	—	66	111	4,862
Income tax expense	(1,499)	3	—	(2)	—	—	1	5	(33)	(12)	—	—	—	165	(20)	(33)	(1,425)
Net profit	3,035	—	3	15	1	—	(4)	(9)	79	28	—	—	—	165	46	78	3,437
Net profit attributable to non-controlling interests	(32)	—	—	—	—	—	—	—	(2)	—	—	—	—	—	—	—	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,003	—	3	15	1	—	(4)	(9)	77	28	—	—	—	165	46	78	3,403
WBC Cash Earnings adjustments:
TPS revaluations	3	—	(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	15	—	—	(15)	—	—	—	—	—	—	—	—	—	—	—	—	—
Ineffective hedges	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—	—	—	—
Merger transaction and integration expenses(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	(13)	—	—	—	—	—	4	9	—	—	—	—	—	—	—	—	—
Amortisation of intangible assets(2)	77	—	—	—	—	—	—	—	(77)	—	—	—	—	—	—	—	—
Fair value amortisation of financial instruments	28	—	—	—	—	—	—	—	—	(28)	—	—	—	—	—	—	—
Tax consolidation adjustment(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tax provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	165	—	—	—	—	—	—	—	—	—	—	—	—	(165)	—	—	—
Supplier program	46	—	—	—	—	—	—	—	—	—	—	—	—	—	(46)	—	—
Litigation provision	78	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(78)	—
Cash Earnings	3,403	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,403

(1) Transaction and integration expenses related to the St.George merger.

(2) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

9.1          Group Half Year Earnings Reconciliation (continued)

Notes (refer to page 150)		1	2	3	5	10(a)	4	4	10(b)	10(a)	10(a)	6	9	10(a)	7	8
		Cash Earnings adjustments
Six months to 31 March 2012 $m	WBC Reported Results	Policyholder Tax Recoveries	TPS Revaluations	Treasury Shares	Ineffective Hedges	Merger T&I	GG Fee FX Hedge	Hedging of MTM	Amortisation of intangible assets	Fair value amortisation of financial instruments	Tax consolidation adjustment	Buyback of government guaranteed debt	Tax provision	TOFA tax consolidation adjustment	Supplier program	Litigation provision	Cash Earnings
Net interest income	6,185	—	—	—	(10)	—	4	25	—	26	—	(7)	—	—	—	—	6,223
Fees and commissions	1,309	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,309
Wealth management & insurance income	797	(9)	—	13	—	—	—	—	—	—	—	—	—	—	—	—	801
Trading income	406	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	406
Other income	135	—	14	—	(2)	—	—	—	—	—	—	—	—	—	—	—	147
Non-interest income	2,647	(9)	14	13	(2)	—	—	—	—	—	—	—	—	—	—	—	2,663
Net operating income	8,832	(9)	14	13	(12)	—	4	25	—	26	—	(7)	—	—	—	—	8,886
Salaries and other staff expenses	(2,171)	—	—	—	—	—	—	—	—	—	—	—	—	—	115	—	(2,056)
Equipment and occupancy expenses	(614)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(614)
Other expenses	(1,111)	—	—	—	—	—	—	—	108	—	—	—	—	—	18	—	(985)
Operating expenses	(3,896)	—	—	—	—	—	—	—	108	—	—	—	—	—	133	—	(3,655)
Core earnings	4,936	(9)	14	13	(12)	—	4	25	108	26	—	(7)	—	—	133	—	5,231
Impairment charges	(608)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(608)
Operating profit before tax	4,328	(9)	14	13	(12)	—	4	25	108	26	—	(7)	—	—	133	—	4,623
Income tax expense	(1,327)	9	10	(1)	4	—	(1)	(8)	(33)	(8)	—	2	—	—	(40)	—	(1,393)
Net profit	3,001	—	24	12	(8)	—	3	17	75	18	—	(5)	—	—	93	—	3,230
Net profit attributable to non-controlling interests	(34)	—	—	—	—	—	—	—	(1)	—	—	—	—	—	—	—	(35)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	2,967	—	24	12	(8)	—	3	17	74	18	—	(5)	—	—	93	—	3,195
WBC Cash Earnings adjustments:
TPS revaluations	24	—	(24)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	12	—	—	(12)	—	—	—	—	—	—	—	—	—	—	—	—	—
Ineffective hedges	(8)	—	—	—	8	—	—	—	—	—	—	—	—	—	—	—	—
Merger transaction and integration expenses(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	20	—	—	—	—	—	(3)	(17)	—	—	—	—	—	—	—	—	—
Amortisation of intangible assets(2)	74	—	—	—	—	—	—	—	(74)	—	—	—	—	—	—	—	—
Fair value amortisation of financial instruments	18	—	—	—	—	—	—	—	—	(18)	—	—	—	—	—	—	—
Tax consolidation adjustment(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	(5)	—	—	—	—	—	—	—	—	—	—	5	—	—	—	—	—
Tax provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Supplier program	93	—	—	—	—	—	—	—	—	—	—	—	—	—	(93)	—	—
Litigation provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Earnings	3,195	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,195

(1) Transaction and integration expenses related to the St.George merger.

(2) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

9.2          Group Full Year Earnings Reconciliation

Notes (refer to page 150)		1	2	3	5	10(a)	4	4	10(b)	10(a)	10(a)	6	9	10(a)	7	8
		Cash Earnings adjustments
Twelve months to 30 September 2012 $m	WBC Reported Results	Policyholder Tax Recoveries	TPS Revaluations	Treasury Shares	Ineffective Hedges	Merger T&I	GG Fee FX Hedge	Hedging of MTM	Amortisation of intangible assets	Fair value amortisation of financial instruments	Tax consolidation adjustment	Buyback of government guaranteed debt	Tax provision	TOFA tax consolidation adjustment	Supplier program	Litigation provision	Cash Earnings
Net interest income	12,502	—	—	—	(8)	—	(1)	11	—	66	—	(7)	—	—	—	—	12,563
Fees and commissions	2,630	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,630
Wealth management & insurance income	1,791	(12)	—	30	—	—	—	—	—	—	—	—	—	—	—	—	1,809
Trading income	850	—	—	—	(3)	—	—	—	—	—	—	—	—	—	—	—	847
Other income	210	—	17	—	—	—	—	—	—	—	—	—	—	—	—	—	227
Non-interest income	5,481	(12)	17	30	(3)	—	—	—	—	—	—	—	—	—	—	—	5,513
Net operating income	17,983	(12)	17	30	(11)	—	(1)	11	—	66	—	(7)	—	—	—	—	18,076
Salaries and other staff expenses	(4,258)	—	—	—	—	—	—	—	—	—	—	—	—	—	152	—	(4,106)
Equipment and occupancy expenses	(1,278)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,278)
Other expenses	(2,373)	—	—	—	—	—	—	—	220	—	—	—	—	—	47	111	(1,995)
Operating expenses	(7,909)	—	—	—	—	—	—	—	220	—	—	—	—	—	199	111	(7,379)
Core earnings	10,074	(12)	17	30	(11)	—	(1)	11	220	66	—	(7)	—	—	199	111	10,697
Impairment charges	(1,212)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,212)
Operating profit before tax	8,862	(12)	17	30	(11)	—	(1)	11	220	66	—	(7)	—	—	199	111	9,485
Income tax expense	(2,826)	12	10	(3)	4	—	—	(3)	(66)	(20)	—	2	—	165	(60)	(33)	(2,818)
Net profit	6,036	—	27	27	(7)	—	(1)	8	154	46	—	(5)	—	165	139	78	6,667
Net profit attributable to non-controlling interests	(66)	—	—	—	—	—	—	—	(3)	—	—	—	—	—	—	—	(69)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	5,970	—	27	27	(7)	—	(1)	8	151	46	—	(5)	—	165	139	78	6,598
WBC Cash Earnings adjustments:
TPS revaluations	27	—	(27)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	27	—		(27)	—	—	—	—	—	—	—	—	—	—	—	—	—
Ineffective hedges	(7)	—	—	—	7	—	—	—	—	—	—	—	—	—	—	—	—
Merger transaction and integration expenses(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	7	—	—	—	—	—	1	(8)	—	—	—	—	—	—	—	—	—
Amortisation of intangible assets(2)	151	—	—	—	—	—	—	—	(151)	—	—	—	—	—	—	—	—
Fair value amortisation of financial instruments	46	—	—	—	—	—	—	—	—	(46)	—	—	—	—	—	—	—
Tax consolidation adjustment(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Buyback of government guaranteed debt	(5)	—	—	—	—	—	—	—	—	—	—	5	—	—	—	—	—
Tax provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
TOFA tax consolidation adjustment	165	—	—	—	—	—	—	—	—	—	—	—	—	(165)	—	—	—
Supplier program	139	—	—	—	—	—	—	—	—	—	—	—	—	—	(139)	—	—
Litigation provision	78	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(78)	—
Cash Earnings	6,598	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,598

(1) Transaction and integration expenses related to the St.George merger.

(2) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

9.2       Group Full Year Earnings Reconciliation (continued)

Notes (refer to page 150)		1	2	3	5	10(a)	4	4	10(b)	10(a)	10(a)	6	9	10(a)	7	8
		Cash Earnings adjustments
Twelve months to 30 September 2011 $m	WBC Reported Results	Policyholder Tax Recoveries	TPS Revaluations	Treasury Shares	Ineffective Hedges	Merger T&I	GG Fee FX Hedge	Hedging of MTM	Amortisation of intangible assets	Fair value amortisation of financial instruments	Tax consolidation adjustment	Buyback of government guaranteed debt	Tax provision	TOFA tax consolidation adjustment	Supplier program	Litigation provision	Cash Earnings
Net interest income	11,996	—	—	—	13	3	(6)	58	—	98	—	7	—	—	—	—	12,169
Fees and commissions	2,568	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,568
Wealth management & insurance income	1,618	12	—	(7)	—	—	—	—	—	—	—	—	—	—	—	—	1,623
Trading income	558	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	558
Other income	173	—	27	—	5	—	—	—	—	—	—	—	—	—	—	—	205
Non-interest income	4,917	12	27	(7)	5	—	—	—	—	—	—	—	—	—	—	—	4,954
Net operating income	16,913	12	27	(7)	18	3	(6)	58	—	98	—	7	—	—	—	—	17,123
Salaries and other staff expenses	(4,055)	—	—	—	—	67	—	—	—	—	—	—	—	—	—	—	(3,988)
Equipment and occupancy expenses	(1,115)	—	—	—	—	4	—	—	—	—	—	—	—	—	—	—	(1,111)
Other expenses	(2,236)	—	—	—	—	21	—	—	208	—	—	—	—	—	—	—	(2,007)
Operating expenses	(7,406)	—	—	—	—	92	—	—	208	—	—	—	—	—	—	—	(7,106)
Core earnings	9,507	12	27	(7)	18	95	(6)	58	208	98	—	7	—	—	—	—	10,017
Impairment charges	(993)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(993)
Operating profit before tax	8,514	12	27	(7)	18	95	(6)	58	208	98	—	7	—	—	—	—	9,024
Income tax expense	(1,455)	(12)	(6)	1	(5)	(29)	1	(17)	(62)	(29)	(1,110)	(2)	70	—	—	—	(2,655)
Net profit	7,059	—	21	(6)	13	66	(5)	41	146	69	(1,110)	5	70	—	—	—	6,369
Net profit attributable to non-controlling interests	(68)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(68)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	6,991	—	21	(6)	13	66	(5)	41	146	69	(1,110)	5	70	—	—	—	6,301
WBC Cash Earnings adjustments:
TPS revaluations	21	—	(21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(6)	—	—	6	—	—	—	—	—	—	—	—	—	—	—	—	—
Ineffective hedges	13	—	—	—	(13)	—	—	—	—	—	—	—	—	—	—	—	—
Merger transaction and integration expenses(1)	66	—	—	—	—	(66)	—	—	—	—	—	—	—	—	—	—	—
Fair value gain / (loss) on economic hedges	36	—	—	—	—	—	5	(41)	—	—	—	—	—	—	—	—	—
Amortisation of intangible assets(2)	146	—	—	—	—	—	—	—	(146)	—	—	—	—	—	—	—	—
Fair value amortisation of financial instruments	69	—	—	—	—	—	—	—	—	(69)	—	—	—	—	—	—	—
Tax consolidation adjustment(3)	(1,110)	—	—	—	—	—	—	—	—	—	1,110	—	—	—	—	—	—
Buyback of government guaranteed debt	5	—	—	—	—	—	—	—	—	—	—	(5)	—	—	—	—	—
Tax provision	70	—	—	—	—	—	—	—	—	—	—	—	(70)	—	—	—	—
TOFA tax consolidation adjustment	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
Supplier program	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Litigation provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Earnings	6,301	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,301

(1) Transaction and integration expenses related to the St.George merger.

(2) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

Notes

Cash Earnings Adjustments

(1)        Policyholder tax recoveries

The Life Insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies (policy holders tax recoveries). Westpac reverses the impact of this gross up to provide comparability across reporting periods.

(2)        Hybrid revaluations

TPS revaluations

Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore, there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time.

(3)        Treasury shares

Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(4)        Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

•      The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

•      the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

•      the unrealised fair value gains/(losses) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge.

(5)        Ineffective hedges

The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(6)        Gain/(loss) on buyback of Government guaranteed debt

During 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis points fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred is recognised at the time of the buybacks. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between reported earnings and Cash Earnings.

(7)        Supplier Program

In Full Year 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations.  These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce.  Given the significant size of these expenses and that they are not considered in determining dividends they are being treated as Cash Earnings adjustments.

(8)        Litigation Provision

The Group recognised a provision of $111 million ($78 million after tax) with respect to longstanding legal proceedings. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and it does not reflect ongoing operations.

(9)        Tax Provision

In Full Year 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of existing tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

(10)     St.George merger and J O Hambro acquisition related Cash Earnings adjustments

(a) as part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period.  The integration project was completed in Full Year 2011;

(a) the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, has been treated as a Cash Earnings adjustment;

(a) tax consolidation adjustment — finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million in First Half 2011. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations;

(a) TOFA tax consolidation adjustment - New legislation that included retrospective amendments to the income tax law as it applies to the TOFA and tax consolidated groups was introduced during the 2012 financial year. The amendments have an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the 2012 financial year. Consistent with other tax adjustments relating to the merger with St.George this adjustment has been treated as a Cash Earnings adjustment due to its size and because it does not reflect ongoing operations;

(b) amortisation of intangible assets — The merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

(b) amortisation of intangible assets — The acquisition of J O Hambro, previously a privately owned London-based equity investment manager, by BT Investment Management (BTIM) during First Half 2012 resulted in the recognition of management contract intangible assets.  These intangible items are amortised over their useful lives, ranging between five and twenty years.  The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

FULL YEAR RESULTS 2012

ECONOMIC

PROFIT

10.0        ECONOMIC PROFIT

Group economic profit is defined as Cash Earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits.

Divisional economic profit is defined as Cash Earnings less a capital charge.  The capital charge is calculated at 11% on allocated capital plus 70% of the value of Australian tax paid.

Economic profit is used as a key measure of financial performance because it focuses on shareholder value generated by requiring a return in excess of a risk-adjusted cost of capital.

Twelve months to 30 September 2012 $m	Group	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking
Cash Earnings	6,598	2,114	1,231	653	3,998	1,473	548	107
Franking benefit	1,645	606	368	194	1,168	402	—	—
Adjusted Cash Earnings	8,243	2,720	1,599	847	5,166	1,875	548	107
Average ordinary equity	42,605	8,011	5,932	2,922	16,865	7,757	2,804	288
Equity charge	(4,687)	(881)	(653)	(321)	(1,855)	(853)	(308)	(32)
Economic profit	3,556	1,839	946	526	3,311	1,022	240	75

Twelve months to 30 September 2011 $m	Group	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking
Cash Earnings	6,301	1,850	1,233	729	3,812	1,427	442	76
Franking benefit	1,609	541	371	220	1,132	409	—	—
Adjusted Cash Earnings	7,910	2,391	1,604	949	4,944	1,836	442	76
Average ordinary equity	39,378	7,077	5,334	2,704	15,115	7,010	2,489	208
Equity charge	(4,332)	(779)	(587)	(297)	(1,663)	(771)	(274)	(23)
Economic profit	3,578	1,612	1,017	652	3,281	1,065	168	53

Six months to 30 September 2012 $m	Group	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking
Cash Earnings	3,403	1,113	657	352	2,122	739	281	52
Franking benefit	828	305	195	105	605	199	—	—
Adjusted Cash Earnings	4,231	1,418	852	457	2,727	938	281	52
Average ordinary equity	42,932	8,126	6,061	3,005	17,192	7,899	2,951	310
Equity charge	(2,362)	(446)	(334)	(165)	(945)	(434)	(162)	(17)
Economic profit	1,869	972	518	292	1,782	504	119	35

Six months to 31 March 2012 $m	Group	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand(1)	Pacific Banking
Cash Earnings	3,195	1,001	574	301	1,876	734	267	55
Franking benefit	817	301	173	89	563	203	—	—
Adjusted Cash Earnings	4,012	1,302	747	390	2,439	937	267	55
Average ordinary equity	42,278	7,896	5,803	2,839	16,538	7,615	2,659	266
Equity charge	(2,325)	(435)	(319)	(156)	(910)	(419)	(146)	(15)
Economic profit	1,687	867	428	234	1,529	518	121	40

(1) In A$ equivalents.

FULL YEAR RESULTS 2012

GLOSSARY

11.0        GLOSSARY

Earnings	Cash Earnings

Net profit attributable to owners of WBC adjusted for the impact of the economic hedges related to TPS, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of integration costs and the amortisation of certain intangibles in relation to the merger with St.George, fair value gains/losses on economic hedges, tax consolidation adjustment, buyback of Government guaranteed debt, provision adjustment, costs associated with the supplier program, the amortisation of intangibles relating to the acquisition of J O Hambro, TOFA tax consolidation adjustment and a litigation provision.

	Core earnings	Core earnings is operating profit, before income tax and impairment charges.
Shareholder Value	Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (statutory basis).
	Cash Earnings per ordinary share	Cash- Earnings divided by the weighted average ordinary shares (Cash Earnings basis).
	Weighted average ordinary shares (Cash Earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.
	Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
	Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
	Dividend payout ratio — net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
	Dividend payout ratio — Cash Earnings	Ordinary dividend divided by Cash Earnings.
	Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
	Cash ROE	Cash Earnings divided by average ordinary equity.
	Cash Earnings to average tangible equity	Cash Earnings divided by average tangible ordinary equity.
	Economic profit — Group	Cash Earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits calculated as 70% of the Group’s Australian tax expense.
	Economic Profit — Divisions	Cash Earnings less a capital charge calculated at 11% of allocated capital plus 70% of the value of Australian tax paid.
	Average ordinary equity	Average total equity less average non-controlling interests.
	Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
	Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number ordinary shares on issue (statutory basis)
Productivity and efficiency	Operating expenses	Operating expenses do not include impairment charges on loans.
	Expense to income ratio	Operating expenses divided by net operating income.
Total banking expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George Banking Group, WIB, Private Bank (part of BTFG), New Zealand banking operations, Pacific Bank and the Group Businesses.

	Revenue per FTE	Total operating income divided by the average number of FTE for the period.
	Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

Business Performance	Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.
	Net interest margin	The net interest margin is calculated by dividing net interest income by average interest earning assets.
	Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
	Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
	Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Capital Adequacy	Total regulatory capital ratio	Total regulatory capital as defined by APRA divided by risk-weighted assets.
	Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk-weighted assets.
	Common equity Tier 1 capital ratio	Total common equity capital as defined by APRA divided by risk weighted assets.
Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of the Group are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk-weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 18 in Section 5 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

Asset quality	Individually Assessed Provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the income statement.

Collectively Assessed Provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

•    facilities 90 days or more past due, and not well secured — exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

•    non-accrual assets — exposures with individually assessed impairment provisions held against them, excluding restructured loans;

•    restructured assets — exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

•    other assets acquired through security enforcement (includes other real estate owned) — includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

•    any other assets where the full collection of interest and principal is in doubt.

Asset quality (cont’d)	90 days past due — well secured

Includes facilities where:

•    contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

•    the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

	Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
	Stressed assets	Stressed assets are Watchlist and Substandard, 90 days past due well secured and impaired assets.
Total Committed Exposure (TCE)

Total Committed Exposure (TCE) represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and under-writing risk.

Other	Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to non-controlling interests). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on Cash Earnings.

	Second Half 2012	Six months ended 30 September 2012.
	First Half 2012	Six months ended 31 March 2012.
	Full Year 2012	Twelve months ended 30 September 2012.
	Full Year 2011	Twelve months ended 30 September 2011.
	Prior comparative period	Refers to the twelve months ended 30 September 2011.
	Prior half	Refers to the six months ended 31 March 2012.
	Net Promoter Score (NPS) (1)	Refers to an external measure of customer advocacy which looks at how willing our customers are to recommend Westpac and St.George to their family and friends.
St.George

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, and ‘BankSA’ , and RAMS unless it clearly means the St.George Bank brand.

(1)         Net Promoter Scoresm and NPSsm is a service mark of Bain and Company Inc., Satmetrix Systems Inc. and Mr Frederick Reichheld.